As filed with the Securities and Exchange Commission on July 16, 1999
                                                       Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                               BTI Telecom Corp.
            (Exact name of Registrant as specified in its charter)

            North Carolina                           4813                     56-2047220
    (State or other jurisdiction of     (Primary Standard Industrial       (I.R.S. Employer
     incorporation or organization)      Classification Code Number)     Identification No.)

                             BTI Corporate Center
                              4300 Six Forks Road
                         Raleigh, North Carolina 27609
                                (800) 849-9100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                ---------------
                                Peter T. Loftin
                     Chairman and Chief Executive Officer
                              Anthony M. Copeland
                  Executive Vice President and General Counsel
                               BTI Telecom Corp.
                             BTI Corporate Center
                              4300 Six Forks Road
                         Raleigh, North Carolina 27609
                                (800) 849-9100
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                            Please send copies to:

             Larry E. Robbins, Esq.         Andrew R. Schleider, Esq.
            Donald R. Reynolds, Esq.           Shearman & Sterling
      Wyrick Robbins Yates & Ponton LLP        599 Lexington Avenue
       4101 Lake Boone Trail, Suite 300      New York, New York 10022
         Raleigh, North Carolina 27607            (212) 848-4000
              (919) 781-4000                    Fax (212) 848-7179
            Fax (919) 781-4865
                                ---------------
       Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.


     If any of these securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                                ---------------
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                           Proposed Maximum
         Title of Each Class of           Aggregate Offering      Amount of
Securities to be Registered                    Price (2)       Registration Fee

Common Stock, no par value (1) .........     $125,000,000          $34,750
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) In accordance with Rule 457(o) under the Securities Act of 1933, as amended, the number of shares being registered and the proposed maximum offering price per share are not included in this table.
(2) Estimated solely for purposes of calculating the registration fee.
                                ---------------
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, nor are we soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued July 16, 1999


                                      SHARES


                            [BTI LOGO APPEARS HERE]


                               BTI Telecom Corp.
                                  COMMON STOCK
                               ----------------
     BTI Telecom Corp. is offering    shares of its common stock. This is our
initial public offering of common stock and no public market currently exists for our shares. We anticipate that the initial public offering price will be
between $     and $     per share.
                               ----------------
     Application has been made for quotation of our common stock on the Nasdaq National Market under the symbol "BTIX."
                               ----------------
     Investing in the common stock involves risks. See "Risk Factors" beginning on page 9.

                               ----------------
                               PRICE $    A SHARE
                               ----------------

                                     Underwriting
                       Price to     Discounts and        Proceeds to
                        Public       Commissions      BTI Telecom Corp.
                      ----------   ---------------   ------------------
Per Share .........   $            $                 $
Total .............   $            $                 $

     BTI Telecom Corp. has granted the U.S. underwriters the right to purchase
up to an additional    shares to cover over-allotments.


     The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


     Morgan Stanley & Co. Incorporated expects to deliver the shares to
purchasers on     , 1999.


                               ----------------
                          Joint Book-Running Managers

MORGAN STANLEY DEAN WITTER                                SALOMON SMITH BARNEY
                               ----------------
BANC OF AMERICA SECURITIES LLC                        BEAR, STEARNS & CO. INC.

      , 1999

Fiber Network &
Sales Offices

     [Map of southeastern United States, showing facilities listed in key.]

                                                        [key]
                                                        Sales Office (Existing)
                                                        Sales Office (Planned)
                                                        In Service
                                                        Under Construction
                                                        3rd Q '99 / 4th Q '99
                                                        Planned 2000
                                                        Fiber POP Sites


[Logo]

                               TABLE OF CONTENTS

                                                 Page
                                                -----
Prospectus Summary ..........................      4
Risk Factors ................................      9
Forward-Looking Statements ..................     19
Use of Proceeds .............................     20
Dividend Policy .............................     20
Capitalization ..............................     21
Dilution ....................................     22
Selected Financial
    Data ....................................     23
Management's Discussion and
    Analysis of Financial Condition
    and Results of Operations ...............     25
Business ....................................     38


                                                 Page
                                                -----
Management ..................................     61
Certain Transactions ........................     68
Principal Shareholders ......................     69
Description of Capital Stock ................     70
United States Federal Tax Consequences
    to Non-U.S. Holders of Common Stock......     73
Shares Eligible for Future Sale .............     77
Underwriters ................................     78
Legal Matters ...............................     82
Experts .....................................     82
Where You Can Find More Information .........     82
Index to Consolidated Financial
    Statements ..............................    F-1

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. In this prospectus, "BTI Telecom," "we," "us" and "our" refer to BTI Telecom Corp. and its subsidiaries, including Business Telecom, Inc. ("BTI"), unless the context indicates otherwise.

     We have not taken any action to permit a public offering of the shares of common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

     Unless otherwise specifically stated, the information throughout this prospectus does not take into account the possible issuance of additional shares of common stock to the U.S. underwriters pursuant to their rights to purchase additional shares to cover over-allotments.

     Our logo and certain titles and logos of our services mentioned in this prospectus are our trademarks. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

     This prospectus includes statistical data, including FCC, U.S. Department of Commerce, Woods & Poole Economics, Inc., International Data Corporation and Forrester Research data, concerning the telecommunications industry. Although we believe that these sources are reliable, we have not independently verified their data.

                              PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information and our consolidated financial statements appearing elsewhere in this prospectus before you decide to purchase our common stock.
                                  BTI Telecom

     We are a leading facilities-based integrated communications provider, or ICP, in the southeastern United States. Since we began operations in 1983 as a long distance provider, we have continually leveraged our infrastructure and presence throughout the Southeast to add new services. Most notably, we introduced local services in November 1997, and by June 30, 1999, we had sold 75,000 local access lines. Our successful local service offering has enhanced our ability to cross-sell other services to both new and existing customers. We currently offer a full suite of integrated retail service offerings, including local, long distance, data, Internet access, paging and other enhanced services, to small and medium-sized business customers, and we are in the process of rolling out DSL high-speed data services. We also offer wholesale services, including switched, private line, special access and prepaid calling card services, to other telecommunications carriers and end-user customers. We are continuing to expand our facilities-based network, which we expect will include a total of approximately 3,900 route miles of fiber across the eastern United States and 19 local switches by the end of 2001. As of June 30, 1999, we had approximately 30,000 small and medium-sized business customers. In 1998 and the six months ended June 30, 1999, we had total revenue of $212.6 million and $117.8 million.


Our Network

     We believe that owning our own network facilities is a key factor for us to continue to grow our customer base and service offerings. Owning our own network allows us to:

     o offer higher margin services, such as data and private line services;

     o improve our margins by transitioning large portions of our traffic onto our facilities-based network; and

     o control the quality of service and improve the delivery of services to our customers.

As of July 15, 1999, we had:

     o approximately 1,100 route miles of fiber optic network in operation, equipped with Nortel OC-48 and DWDM, or dense wavelength division multiplexing, technology, with an additional 2,200 miles expected to become operational in phases through the end of 1999, and plans to build another 530 miles by the end of the third quarter of 2000;

     o a 95-mile local fiber optic network equipped with Nortel optronics, operating in the Raleigh and Research Triangle Park area of North Carolina;

     o nine Lucent 5ESS 2000 local switches in Raleigh, Charlotte, Greensboro and Wilmington, North Carolina; Columbia and Greenville, South Carolina; Atlanta, Georgia; and Orlando and Jacksonville, Florida, with plans to install 10 more local switches by the end of 2001;

     o five long distance switching centers equipped with Alcatel 600 Series switching systems in Atlanta, Dallas, New York, Orlando and Raleigh;

     o Alcatel network equipment co-located in 48 incumbent local exchange carrier central offices, with plans to add approximately 50 more co-locations by the end of 2001; and

     o seven Lucent/Ascend frame relay switches, in Raleigh, Charlotte, Orlando, Jacksonville, New York, Atlanta and Columbia, South Carolina, with plans to install an additional 22 frame relay switches in strategic locations by the end of 2001.

Market Opportunity

     We believe that the opening of the local telecommunications market to competition, demands for faster data transmission requiring greater bandwidth, and our small and medium-sized business customers' desire to purchase all of their telecommunications services from one provider present us with a significant market opportunity. In addition, we believe the southeastern United States has attractive demographics that will continue to drive growth in telecommunications services in the future.


Our Strategy

     Our objective is to be the telecommunications provider of choice for small and medium-sized businesses in the southeastern United States. To achieve this objective we intend to:

   o Focus on the southeastern United States. We intend to continue to focus on the high-growth southeastern United States in order to leverage our existing market presence, brand name and telecommunications network facilities.

   o Offer an integrated suite of retail services targeted to small and medium-sized business customers. We currently offer our customers a bundled suite of telecommunications services including local, long distance, data services, Internet access, paging and other enhanced services.

   o Rapidly penetrate the local exchange market. We began deploying our own local switches in the first quarter of 1998 and as of July 15, 1999 offered service over our owned facilities in nine markets. We intend to continue deploying our own infrastructure in key southeastern markets and expect to be offering local service in 10 additional markets by the end of 2001.

   o Accelerate the deployment of our data services. To take advantage of the growing demand for high-speed data services we are in the process of deploying frame relay, DSL and ATM technologies to meet the needs of existing and new business customers.

   o Build market share through personalized sales, marketing and customer service. We provide our customers with personalized contact for sales, marketing and customer service, which we believe increases customer acquisition and retention.

   o Build a capital-efficient network. Since we began operations in 1983, our strategy has generally been to build and/or acquire additional network capacity as we add customers. We believe that our network expansion will result in higher operating margins as a greater percentage of our traffic is carried over our own network.

   o Leverage our network infrastructure to service the wholesale marketplace. We plan to continue leveraging our network capacity to provide a full complement of services to wholesale customers which allows us to more efficiently use our network facilities.

   o Expand through strategic acquisitions and alliances. As part of our expansion strategy we plan to consider strategic acquisitions of, and alliances with, related or complementary businesses.

     Our principal executive offices are located at BTI Corporate Center, 4300 Six Forks Road, Raleigh, North Carolina 27609 and our telephone number is (800) 849-9100. Our web site address is www.btitele.com. The information on this web site is not incorporated by reference into this prospectus.

                                 THE OFFERING

     We are offering       shares of common stock initially in the United
States and Canada and       shares of common stock initially outside the United
States and Canada. The closing of each of these offerings is conditioned on the closing of the other.

Common stock offered:
 U.S. offering...................      shares

 International offering..........      shares

     Total.......................      shares

Common stock to be outstanding
 after this offering.............      shares, based on the number of shares
                                      of common stock outstanding on June 30,
                                      1999. This does not include 3,276,461
                                      shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $1.33 per share.

Over-allotment option............      shares

Use of proceeds....................   We will receive net proceeds from this
                                      offering of approximately $  million
                                      (approximately $  million if the U.S.
                                      underwriters exercise their over-allotment option in full). We intend to use the net proceeds to fund the expansion of our fiber optic network, the purchase and installation of additional voice and data switches and related equipment and facilities, the opening of new sales offices and for working capital and general corporate purposes.

Dividend policy....................   We do not intend to pay dividends on our
                                      common stock for the foreseeable future.

Risk factors.......................   For a discussion of certain risks
                                      relating to our company, our business and an investment in our common stock, you should read "Risk Factors" starting on page 9.

Proposed Nasdaq National Market
  symbol.............................."BTIX"

                            Summary Financial Data

     The following summary historical financial data for the five years ended December 31, 1998 were derived from our audited financial statements. The financial data for the six months ended June 30, 1998 and 1999 were derived from our unaudited financial statements and in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of financial position and results of operations for these periods. Operating results for the six months ended June 30, 1999 are not necessarily indicative of the results that may be expected for the entire year.

     The summary data should be read together with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and other financial data presented elsewhere in this prospectus.

     EBITDA consists of income (loss) before interest, income taxes, depreciation, amortization and non-cash compensation expense. EBITDA is provided because it is a measure commonly used in the industry. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered an alternative to net income as a measure of performance or to cash flow as a measure of liquidity. EBITDA is not necessarily comparable with similarly titled measures for other companies.



                                                                Year Ended December 31,
                                            ---------------------------------------------------------------
                                                1994        1995        1996         1997          1998
                                            ----------- ----------- ----------- ------------- -------------
                                                       (in thousands, except per share amounts)
Statement of Operations Data:
Revenues ..................................  $ 91,470    $ 114,493   $148,777    $  194,949     $ 212,554
Operating expenses:
 Cost of services .........................    54,425       68,199     90,820       139,030       150,901
 Selling, general and administrative
   expenses ...............................    30,922       41,659     49,320        53,518        68,554
 Depreciation and amortization ............     2,749        3,073      4,471         6,613        11,457
                                             --------    ---------   --------    ----------     ---------
   Total operating expenses ...............    88,096      112,931    144,611       199,161       230,912
                                             --------    ---------   --------    ----------     ---------
Income (loss) from operations .............     3,374        1,562      4,166        (4,212)      (18,358)
Interest expense ..........................      (750)      (1,297)    (1,695)       (8,806)      (25,430)
Other income ..............................        77          106        135         2,379         5,555
                                             --------    ---------   --------    ----------     ---------
Income (loss) before income taxes .........     2,701          371      2,606       (10,639)      (38,233)
Income taxes ..............................        --           --         --            --            --
                                             --------    ---------   --------    ----------     ---------
Net income (loss) .........................     2,701          371      2,606    $  (10,639)    $ (38,233)
                                                                                 ==========     =========
Pro forma income taxes(a) .................     1,135          156      1,094
                                             --------    ---------   --------
Pro forma net income (loss)(a) ............  $  1,566    $     215   $  1,512
                                             ========    =========   ========
Basic and diluted earnings (loss)
 per share (a) ............................  $    .01    $      --   $    .01    $     (.06)    $    (.38)
                                             ========    =========   ========    ==========     =========
Weighted average shares outstanding .......   200,000      200,000    200,000       172,603       100,000
Other Financial Data:
Capital expenditures ......................  $  3,627    $   9,711   $  7,812    $   22,792     $  66,311
Net cash provided by (used in)
 operating activities .....................     6,231        9,446        283         8,211        (6,418)
Net cash used in investing activities .....    (4,530)     (10,721)    (8,681)     (133,248)      (49,466)
Net cash provided by (used in)
 financing activities .....................    (1,805)       1,581      8,589       191,542         1,649
Non-cash compensation expense .............        --           --         --           738            47
EBITDA ....................................     6,123        4,635      8,637         3,139        (6,854)



                                             Six Months Ended June 30,
                                            ----------------------------
                                                 1998          1999
                                            ------------- --------------
                                             (in thousands, except per
                                                   share amounts)
Statement of Operations Data:
Revenues ..................................   $ 105,806     $117,762
Operating expenses:
 Cost of services .........................      77,848       77,313
 Selling, general and administrative
   expenses ...............................      32,104       40,005
 Depreciation and amortization ............       4,649        8,838
                                              ---------     --------
   Total operating expenses ...............     114,601      126,156
                                              ---------     --------
Income (loss) from operations .............      (8,795)      (8,394)
Interest expense ..........................     (12,751)     (13,474)
Other income ..............................       3,469        1,417
                                              ---------     --------
Income (loss) before income taxes .........     (18,077)     (20,451)
Income taxes ..............................          --             (5)
                                              ---------     -----------
Net income (loss) .........................   $ (18,077)    $(20,446)
                                              =========     ==========
Pro forma income taxes(a) .................
Pro forma net income (loss)(a) ............
Basic and diluted earnings (loss)
 per share (a) ............................   $    (.18)    $   (.20)
                                              =========     ==========
Weighted average shares outstanding .......     100,000      100,000
Other Financial Data:
Capital expenditures ......................   $  27,518     $ 45,605
Net cash provided by (used in)
 operating activities .....................      (4,796)         958
Net cash used in investing activities .....     (17,136)     (35,559)
Net cash provided by (used in)
 financing activities .....................      (1,013)      27,183
Non-cash compensation expense .............          24          320
EBITDA ....................................      (4,122)         764

                                                                     June 30, 1999
                                                              ---------------------------
                                                                 Actual       As adjusted
                                                              ------------   ------------
                                                                    (in thousands)
Balance Sheet Data:
Cash and cash equivalents and restricted cash (b) .........    $   46,249       $
Working capital (deficit) (c) .............................       (13,780)
Property and equipment, net ...............................       140,184
Total assets ..............................................       233,364
Debt ......................................................       282,123
Shareholders' equity (deficit) ............................      (130,018)

--------
(a) Historical financial information for the three years in the period ended December 31, 1996 does not include a provision for income taxes because, prior to September 1997, BTI was an S corporation not subject to income taxes. Net income and the basic and diluted earnings (loss) per share amounts have been adjusted on a pro forma basis to reflect the tax that would have been paid by BTI if it had been subject to income tax for the full period. Net loss for the years ended December 31, 1997 and 1998 and the six months ended June 30, 1998 and 1999 does not include a credit for income taxes because realization of the deferred tax asset resulting from losses in those periods is not assured.

(b) Includes $40.9 million of total restricted cash. Restricted cash consists of pledged securities being held as security for scheduled interest payments through September 2000 due on our 10 1/2% Senior Notes.

(c) Includes $28.0 million of current restricted cash.

                                 RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.


We have a history of operating losses and negative cash flow

     Since 1997 we have incurred losses from operations and negative cash flow. For the years ended December 31, 1997 and 1998, and for the six months ended June 30, 1999, we had operating losses of $4.2 million, $18.4 million and $8.4 million. We had negative EBITDA for the year ended December 31, 1998 of $6.9 million, and positive EBITDA for the six months ended June 30, 1999 of $.8 million. We might never operate at profitable levels or sustain positive EBITDA or be able to repay principal and interest on money that we have borrowed.


We expect to experience operating losses and negative free cash flow for the foreseeable future

     We expect to continue to incur operating losses and negative cash flow after capital expenditures as we expand our telecommunications service offerings, expand our fiber optic network and enter new markets. This will reduce our ability to meet our working capital needs and increase our need for external financing.

     The development of our business requires substantial capital expenditures. A substantial part of these expenditures are incurred before any related revenues are realized. Capital expenditures and other operating expenditures will result in negative cash flow and operating losses until and unless we develop an adequate customer base and revenue stream. In addition, if we do not develop an adequate customer base, we would not achieve profitability or generate sufficient cash flow to meet our working capital, capital expenditure and debt service requirements.


Our significant indebtedness may impair our financial and operating flexibility


     We have a significant amount of debt outstanding. As of June 30, 1999, we had total consolidated indebtedness of $282.1 million and a shareholder's deficit of $130.0 million. The amount of our debt could:

   o limit our ability to react to changing market conditions, changes in our industry or economic downturns;

   o place us at a competitive disadvantage if we are not able to borrow money on acceptable terms for working capital, capital expenditures, debt service requirements or other purposes; and

   o increase the losses we will need to fund and require us to dedicate a substantial portion of the cash flow from our operations, if any, to pay our interest expense, which would make it more difficult to fund our other needs.


We are subject to restrictions under our indebtedness that may limit our flexibility

     Our credit facilities and the indenture for the 10 1/2% Senior Notes limit or prohibit our ability to:

     o incur additional debt;

     o pay dividends;

     o make investments or other restricted payments;

     o engage in transactions with stockholders and affiliates;

     o create liens;

     o sell assets;

     o issue or sell capital stock of subsidiaries; and

     o engage in mergers, acquisitions, consolidations and joint ventures.

     These restrictions, and other restrictions applicable under credit facilities that we enter into the future, might limit our financial and operating flexibility. In addition, our credit facilities require us to maintain certain financial ratios. The failure to maintain these ratios would be a default under the credit facilities, even if we could service our indebtedness.


We might not be able to service our debt

     We are highly leveraged, and we intend to seek additional debt financing in the future. We might not be able to meet our debt service obligations. For the year ended December 31, 1998 and the six months ended June 30, 1999, our earnings were insufficient to cover our fixed charges by $38.2 million and $20.4 million.

     We are a holding company and our assets consist of the stock of our subsidiaries. As a holding company, we rely on funds from our subsidiaries to service our debt. Our ability to obtain these funds might be limited by restrictions in the terms of our subsidiaries' debt.

     In order to repay our debt, we must successfully implement our business strategy. If we are unable to generate or raise sufficient funds to meet our strategic objectives, it may cause us to abandon or delay some or all of our future expansion plans or expenditures, which could have a material adverse effect on our ability to service our debt. If we are unable to generate sufficient cash flows from operations to pay principal and interest on our indebtedness, we might be required to refinance some or all of it. If we are not able to refinance our indebtedness on acceptable terms or to borrow additional money, we could be forced to default on our indebtedness. A default would permit the holders of the debt to require payment before the scheduled due date, resulting in further financial strain on us and causing additional defaults under our other indebtedness.


We might be unable to implement our expansion plans, which involve many risks

     To successfully implement our goal of expanding and enhancing our business operations, we will need to:

     o successfully implement our marketing strategies;

     o continue the development, expansion and integration of our network;

     o obtain satisfactory and cost-effective ownership interests and lease rights from, and establish interconnection arrangements with, competitors that own transmission lines;

     o hire, retain and motivate highly productive sales personnel and independent sales agents;

     o continue to expand and develop our billing systems, order provisioning processes, technical support, customer service and other back-office capacity;

     o enhance and expand our service features and offerings; and

     o continue to attract and hire experienced corporate professionals.

     Our ability to attract and retain customers also requires us to provide reliable, high-quality telecommunications services at competitive prices and personalized customer support. If we fail to successfully implement our expansion plans, we might have to reduce or delay our planned capital expenditures, sell assets, sell additional equity or debt securities or refinance or restructure our debt. Any sale of assets to raise money to meet our financial obligations could also occur on unfavorable terms. As a result, our business and the price of our common stock would be materially adversely affected.


We might not have, or be able to obtain, the significant amounts of capital that we need to expand our business

     We expect to incur significant costs as we attempt to expand our business. These costs generally will be incurred in advance of anticipated related revenues.

     To increase our customer base and enhance our support of our customers, we intend to:

     o substantially increase our sales and marketing and customer care expenses, especially in our newer geographic markets;

     o conduct new sales and marketing campaigns;

     o hire additional internal sales personnel; and

     o make significant investments to continue to expand and enhance our customer support, billing, order provisioning and other information processing capabilities.

These initiatives will be costly and will affect our operating results. If we are unable to generate or raise sufficient funds to meet our strategic objectives, it may cause us to abandon or delay some or all of our future expansion plans or expenditures, which could have a material adverse effect on our business.

     We made capital expenditures of approximately $66.3 million in 1998 and $45.6 million in the first half of 1999. We currently estimate that our capital expenditure requirements will total approximately $45.0 million for the second half of 1999 and between $85.0 million and $100.0 million for 2000. We also anticipate making substantial capital expenditures thereafter.

     Our planned capital expenditures will be primarily for:

     o the purchase and installation of voice and data switches, electronics, fiber, co-location facilities and other technologies in existing networks and in additional networks to be constructed in our service areas;

     o market expansion, including new sales offices;

     o the continued development of our existing operations centers to service anticipated increased traffic volumes and increased geographic areas; and

     o expenditures with respect to our management information systems and customer support infrastructure.

     The actual amount of capital we require may differ significantly from our current estimates depending on a variety of factors, including the demand for our services, the rate and extent of our expansion and as a result of regulatory, technological or competitive developments, including market developments and new opportunities, or in the event we decide to make acquisitions or enter into joint ventures and strategic alliances.

     We believe that the net proceeds from this offering, together with cash flow from operations and borrowings under our credit facilities, will provide sufficient funds to enable us to expand our business as currently planned. However, if our current sources of funds are insufficient or our estimates are inaccurate for any reason, we might need to seek additional funds. We might seek additional funds from public and private equity and debt financing. The issuance of debt would increase risk to our shareholders. The issuance of equity would dilute our shareholders' ownership interests in our company. If we do not have access to the capital we require, or if our estimates of our capital requirements are inaccurate, we will need to change our business plans, which could have an adverse effect on the price of our common stock.

     In the second quarter of 1998, Moody's adjusted the credit rating on our 10 1/2% Senior Notes due 2007 from B2 to B3, citing concern that our revenue and operating cash flow were unlikely to grow as rapidly as Moody's originally expected. In the fourth quarter of 1998, Standard and Poor's lowered the ratings on our 10 1/2% Senior Notes from B+ to B and on our credit facilities from BB- to B+. These credit rating reductions affected the market price of our 10 1/2% Senior Notes. Similar reductions in the future could have an adverse effect on our ability to raise capital and our cost of capital.


An inability to effectively manage our planned rapid growth could adversely affect our operations

     Our strategy contemplates rapid expansion for the foreseeable future. This growth will make operating our business more complex and require that we, among other things:

     o accurately assess our markets;

     o hire and retain highly-skilled personnel, including sales representatives;

     o develop additional financial and management controls and systems;

     o control expenses;

     o integrate any acquired operations and joint ventures; and

     o obtain and maintain necessary regulatory approvals.

A failure to satisfy any of these requirements or manage our growth effectively could have a material adverse effect on us.


Difficulties in expanding our networks could increase our estimated costs and delay scheduled completion

     The expansion of our existing networks and the construction of networks in new markets is a significant undertaking. This will require that we install and operate additional facilities, switches and related equipment and develop, introduce and market new products and services, including data services. In addition, the deployment of additional data services, such as high-speed local area network and Internet access, will require modifications to our network architecture. The development and expansion of some of our data services offerings will also require us to obtain and install our equipment in the central offices of incumbent local exchange carriers. Administrative, technical, operational, regulatory and other problems that could arise might be more difficult to address and solve due to the scope and complexity of our planned expansion. We are also dependent on timely performance by third-party suppliers and contractors, including suppliers of network equipment. Many of these factors are beyond our control. As a result, our network build-out might not be completed as planned, for the costs or in the time frame that we currently estimate.


Our reliance on incumbent local exchange carriers could have a material adverse effect on us

     We are dependent on the incumbent local exchange carriers operating in our existing and targeted markets for access to their networks. We rely on them to provide:

     o access to the copper lines from the end user to the local exchange carrier's central office;

     o local telephone services on a wholesale basis in areas where we will not lease copper lines;

     o space in their central offices so that we can install, or co-locate, our equipment; and

     o information about customer accounts, service orders and repairs.

     The pace at which we are able to add new customers and services and the quality of service that we provide could be adversely affected if the incumbent local exchange carriers do not provide us with access to their networks and services on a timely basis. The failure by an incumbent local exchange carrier to cooperate with us could result in customer dissatisfaction and the loss of our existing and potential customers. In addition, in order to provide high-speed data services over copper lines, we need to co-locate our equipment in the incumbent local exchange carriers' central offices and to have the incumbent local exchange carriers condition the copper line so that it is suitable to provide data services. The failure to obtain co-location space or suitable copper lines would prevent us from offering high speed data services and would place us at a competitive disadvantage to our competitors.

     The Telecommunications Act of 1996 requires that the incumbent local exchange carriers, as a prerequisite to receiving authority to sell in-region, long-distance services, cooperate with us to establish competition for local service. The incumbent local exchange carriers might not cooperate with us after they get that authority.

     In order to have access to an incumbent local exchange carrier's network, we need to have an agreement, called an interconnection agreement, with the incumbent local exchange carrier. Our interconnection agreement with BellSouth, the incumbent local exchange carrier in most of our current markets, expired in January 1999. We are currently negotiating a new agreement with BellSouth, and the parties will continue to exchange traffic pursuant to the terms and conditions of the expired agreement as long as and until a new agreement is negotiated. The new agreement will be retroactive to January 2, 1999. A failure to enter into interconnection agreements in new markets or renew interconnection agreements in existing markets on favorable terms would prevent us from being able to compete in the market.

     Interconnection agreements are subject to review and approval by various federal and state regulators. In addition, parties to the agreements may seek to have the agreements modified based upon the outcome of regulatory or judicial rulings occurring after the dates of the agreements. The outcome of these rulings, or any modified agreements, could have a material adverse effect on us. In addition, certain aspects of interconnection agreements, including the price and economic terms of these agreements, have been subject to litigation and regulatory action.


Competition in our industry is intense and growing, and we may be unable to compete effectively

     Our industry is highly competitive, and we expect competition to intensify in the future. Most of our actual and potential competitors have substantially greater financial, technical, marketing and other resources, including brand or corporate name recognition and transmission networks, than we do. During the past several years, market prices for telecommunications services have been declining, and we expect that this trend will continue. Our success will depend upon our ability to provide high-quality services at competitive prices. Any reduction in the prices of long distance, local, data or other services by our competitors could materially adversely affect us. See "Business -- Competition" for a more detailed description of the competitive environment in which we operate.

Any failure to develop and enhance operational support systems could have a material adverse effect on us

     Our success depends on our ability to develop and enhance sophisticated operational support systems. This is a complicated undertaking requiring significant resources and expertise, and support from third-party vendors. We need to develop and enhance these systems on a schedule sufficient to meet our proposed service roll-out dates. In addition, we will require these systems to expand and adapt with our expected growth. The failure to develop and timely enhance our operational support systems could have a material adverse effect on our ability to sign up, connect, serve and retain customers and on our ability to implement our growth strategy.


We depend on our suppliers and other service providers

     Transmission facilities. We lease a substantial portion of our transport capacity. We are dependent upon the availability of fiber optic transmission facilities owned by long distance carriers, incumbent local exchange carriers, competitive local exchange carriers and others from whom we lease transmission capacity. Many of these entities are, or may become, our competitors. The risks inherent in utilizing third party providers include the possible inability to negotiate and renew favorable supply agreements and dependence on the timelines of the fiber optic transport providers in processing our orders for transmission facilities. We also rely on these companies to maintain and provide access to these facilities, as well as to restore faults in them. Some of these providers might experience delays in the development of their facilities, and we might not be able to obtain use of these facilities on a timely basis and in the quantities we require. For example, Qwest, our primary fiber optic network supplier, has experienced delays in construction of our fiber optic transmission facilities. If we need to obtain transmission capacity from other network providers, it may be more costly for us and reduce our gross margins.

     When we negotiate our purchase and lease agreements and make a determination to acquire a long-term lease or ownership of transmission capacity rather than a short-term lease, we must estimate the future supply and demand for transmission capacity, as well as our customer calling patterns and traffic levels. Our profitability depends, in part, on our ability to accurately estimate the future demand for transmission capacity and to obtain capacity on a cost-effective basis and determine when it is appropriate to buy transmission capacity or lease it on a long-term basis, rather than to lease it on a short-term basis. We could suffer competitive disadvantages if we base our acquisitions of transmission capacity on inaccurate projections.

     Other components. We rely on other companies to supply key components of our network infrastructure, including switching and networking equipment and paging services. Some of these components are only available in the quantities and quality we require from limited sources. We might experience delays or other problems in receiving communications services and facilities. We might not be able to obtain such services or facilities on the scale and within the time frames required by us at an affordable cost, or at all.

     Digital subscriber line services. Where we do not install our own DSL equipment, we will be dependent on third parties in order to offer DSL services. As we expand our network infrastructure to sell DSL services directly to our customers, these third-party suppliers might compete with us. Our DSL services will also depend on the availability and quality of copper lines and the incumbent local exchange carriers' maintenance of such lines. We might not be able to obtain copper lines and the services we require from these carriers on a timely basis or on terms and in quantities satisfactory to us. Our failure to do so could materially adversely affect our ability to offer DSL services.

We depend on governmental and other authorizations

     The development, expansion and maintenance of our network will depend on, among other things, our ability to obtain rights-of-way, authorizations and permits from various governmental and private entities. The process of obtaining these rights-of-way, authorizations and permits is time-consuming and burdensome. Any significant difficulty or costs of obtaining these rights-of-way, authorizations and permits could adversely affect us, particularly where we must compete with companies that already have them. In order to compete effectively, we must obtain and maintain these authorizations in a timely manner, at reasonable costs and on satisfactory terms and conditions. In certain of the cities or municipalities where we provide network services, we pay license or franchise fees. The Telecommunications Act permits municipalities to charge these fees only if they are competitively neutral and nondiscriminatory, but some municipalities might not conform their practices to the requirements of the Telecommunications Act in a timely manner or without legal challenge. We also face the risks that other cities may start imposing fees, fees will be raised or franchises will not be renewed.


The regulation of access charges involves uncertainties, and the resolution of these uncertainties could adversely affect our business

     To the extent we provide long-distance service, we are required to pay access charges to other local exchange service providers when we use the facilities of those companies to originate or terminate calls. As a local exchange service provider, we also provide access services to other long-distance service providers. The interstate access charges of incumbent local exchange carriers are subject to extensive regulation by the FCC, while those of other local exchange service providers are subject to a lesser degree of FCC regulation, but remain subject to the requirement that all charges be just, reasonable and not unreasonably discriminatory. Disputes have arisen regarding the regulation of access charges and these may be resolved adversely to us.

     The FCC has made major changes in the interstate access charge structure. The manner in which the FCC implements and monitors these increased pricing flexibility changes could have a material adverse effect on our ability to compete in providing interstate access services.

     Some long-distance carriers, including AT&T, have also asked the FCC to take regulatory action to prevent competitive local exchange carriers from charging allegedly "excessive" access charges. Although no complaints have been filed against us, we do provide access service to long distance carriers and we could be subject in the future to allegations that our charges for this service are unjust and unreasonable. In that event, we would have to provide the FCC with an explanation of how we set our rates and justify them as reasonable. The FCC might not accept our rates as reasonable. If our rates are reduced by regulatory order, this could have a material adverse effect on our profitability.


We face risks in connection with litigation

     On September 14, 1998, Gulf Communications, L.L.C. filed suit against us alleging breach of a telecommunications services agreement for the termination of long distance traffic. Gulf contends that the agreement requires us to terminate a specified number of minutes per month and that we did not fulfill our alleged commitment. Gulf also alleges fraud in the inducement of the agreement and seeks an unspecified amount of actual and punitive damages, plus interest, attorneys' fees and costs. We intend to vigorously defend ourselves against Gulf's claims. Defending this lawsuit may be expensive and time-consuming and, regardless of whether the outcome is favorable to us, could divert substantial financial, management and other resources from our business. An adverse outcome could subject us to significant liability.

We depend on key members of our management team

     Our success depends largely on the skills, experience and performance of key members of our senior management team. If we lose one or more of these key employees, particularly Peter T. Loftin, Chairman and Chief Executive Officer, and R. Michael Newkirk, President and Chief Operating Officer, our ability to successfully implement our business plan and the price of our common stock could be materially adversely effected. None of our key employees has an employment agreement with us, and we do not maintain "key man" insurance on any of these employees other than Mr. Loftin.



If we do not adapt to rapid technological changes in the telecommunications industry, we could lose customers or market share

     The telecommunications industry will continue to experience rapid changes in technology. We cannot predict the effect of technological changes on our business and operations. In addition, DSL technology does not currently have widely accepted standards and there are a variety of alternative technologies for high-speed data networking. Our future success depends on our ability to adapt to any technological changes in the industry. A failure to adopt new technology or technology that becomes an industry standard, as well as technological obsolescence, or the choice of one technological innovation over another, could have an adverse impact on our ability to compete or meet customer demands.


We cannot predict market acceptance for our data services

     The market for high-speed data communications, including DSL, is in the early stages of development. Because we offer services to this new and evolving market and because current and future competitors are likely to introduce competing services, it is difficult for us to predict the rate at which this market will grow. In addition, our new services may not receive market acceptance and the prices and demand for these services may not be sufficient to sustain profitable operations. If a market for our new data services fails to develop, grows more slowly than anticipated or becomes saturated with competitors, our business, prospects, financial condition and results of operations could be adversely affected.


If we fail to timely resolve potential Year 2000 problems, we could experience major system failures

     If we or our significant vendors or suppliers experience Year 2000 problems, those problems could have a negative impact on our network, customer order processing and provisioning systems, customer billing and data interfaces to and from these systems. Although we believe that we have established a program to resolve significant Year 2000 issues in a timely manner, the process for addressing these issues is not yet complete.


We may face risks associated with potential acquisitions, joint ventures or strategic alliances

     As part of our plans to expand, we may acquire other businesses or enter into joint ventures or strategic alliances that we believe will complement our existing business. These transactions will likely involve some or all of the following risks:

     o the difficulty of assimilating the acquired operations and personnel;

     o the potential disruption of our ongoing business;

     o the diversion of resources;

     o the possible inability of management to maintain uniform standards, controls, procedures and policies;

     o the possible difficulty of managing our growth and information systems;

     o the risks of entering markets in which we have little experience;

     o the potential impairment of relationships with employees or customers;

     o the inability to work efficiently with joint venture or strategic alliance partners; and

     o the difficulties of terminating joint ventures or strategic alliances.

     These transactions may be required for us to remain competitive. We might not be able to obtain required financing for such transactions. Such transactions might not occur, and any that do might not be successfully integrated with our existing business or might not achieve expected results.


After the offering, our Chairman and Chief Executive Officer will continue to control the majority of our common stock and conflicts of interest may arise

     When this offering is completed, Peter T. Loftin, our Chairman and Chief
Executive Officer, will beneficially own or control approximately     % of our
outstanding common stock. As a result, Mr. Loftin will continue to control all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, which could delay or prevent someone from acquiring us on terms that other investors favor. Conflicts might arise in transactions between Mr. Loftin and BTI Telecom, including the negotiation or enforcement of the terms of any such transactions. In addition, Mr. Loftin might compete with us and conflicts might arise with respect to future business opportunities.


Our common stock has not been publicly traded before this offering and the stock price may be volatile

     Our common stock has not been publicly traded prior to this offering. We expect the common stock to be approved for quotation on the Nasdaq National Market. However, an active trading market might not develop or be sustained. We and the underwriters will determine the initial public offering price. The initial public offering price might not be indicative of the trading prices after the offering. The price of our common stock after the offering might be volatile, and might fluctuate due to factors such as:

     o variations in operating results;

     o changes in financial estimates by securities analysts;

     o changes in market valuations of telecommunications companies;

     o announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

     o our success or failure to implement our expansion plans;

     o an adverse decision by a regulatory agency in one of our primary markets;

     o increases or decreases in reported holdings by insiders or mutual funds;

     o additions or departures of key personnel;

     o future sales of common stock; and

     o stock market price and volume fluctuations generally.

     In addition, in recent years, the market for stock in telecommunications companies has been highly volatile.


Sales of large amounts of our common stock or the perception that sales could occur may depress our stock price

     After this offering, Mr. Loftin, currently our sole shareholder, will own % of the outstanding shares of our common stock. In addition, immediately prior to the offering, there were 3,276,461 shares of our common stock reserved for issuance upon exercise of outstanding options granted under our 1997 Stock Plan. BTI Telecom, Mr. Loftin, our directors, officers and some of our employees will, with limited exceptions, be prohibited from selling shares of our common stock for 180 days after the date of this prospectus. After the 180-day period, however, Mr. Loftin and any holder of shares of our common stock upon the exercise of outstanding options may decide to dispose of their shares, in some cases subject to the volume, manner of sale and notice requirements of Rule 144 under the Securities Act. Sales of shares at that time or the perception that sales could occur might have an adverse effect on the price of the common stock.

     Shares of common stock sold in the offering will be freely transferable without further registration, except for shares purchased by "affiliates," as that term is defined in Rule 144. The shares of common stock outstanding prior to the offering are "restricted securities" within the meaning of the Securities Act. These shares may only be sold under a registration statement or an exemption under the Securities Act. Within 180 days after the completion of this offering, we intend to register under the Securities Act the 7,500,000 shares reserved for issuance under our 1997 Stock Plan and the 250,000 shares reserved for issuance under our Employee Stock Purchase Plan.


We do not expect to pay dividends for the foreseeable future

     We do not anticipate paying any dividends on our common stock for the foreseeable future. In addition, the instruments governing our indebtedness contain restrictions on our ability to declare and pay dividends.


You will suffer substantial and immediate dilution

     The initial public offering price will be substantially higher than the net tangible book value per share of our outstanding common stock (which is negative). As a result, you will incur immediate, substantial dilution. In addition, we have issued options to acquire our common stock at prices significantly below the initial public offering price. You may incur additional dilution if holders of stock options, whether currently outstanding or subsequently granted, exercise their options. For more information, see "Dilution".


Our charter documents and North Carolina law might delay or prevent a change of control

     Our articles of incorporation and bylaws contain provisions that could delay or prevent someone from acquiring us on terms that investors favor. These provisions include:

   o 10,000,000 shares of authorized preferred stock that our Board of Directors could give preferential rights and issue without shareholder approval; and

   o procedures making it harder and more time-consuming for shareholders to call meetings, to make proposals for shareholder action and to nominate candidates for election as directors.

     In addition, North Carolina law includes a Shareholder Protection Act and a Control Share Acquisition Act, both of which could delay or prevent someone from acquiring us on terms that you favor. See "Description of Capital Stock -- Statutory and Other Provisions -- Statutory Provisions" for a description of these laws.

                          FORWARD-LOOKING STATEMENTS

     Some of the statements contained in this prospectus that are not historical facts, including some statements made in the sections of this prospectus entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," are statements of future expectations and other forward-looking statements pursuant to Section 27A of the Securities Act of 1933. These statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in those statements, including:

     o the rate of expansion of our network and/or customer base;

     o inaccuracies in our forecasts of telecommunications traffic or customers;

     o loss of a customer that provides us with significant revenues;

     o loss of sales representatives, dealers or agents;

     o highly competitive market conditions;

     o failure of our systems or those of our major customers, suppliers or third-party network service providers to be Year 2000 compliant;

     o changes in or developments under laws, regulations, licensing requirements or telecommunications standards;

     o changes in technology;

     o changes in the availability of transmission facilities;

     o changes in retail or wholesale telecommunications rates;

     o loss of the services of key officers, such as Peter T. Loftin, the Chairman and Chief Executive Officer, or R. Michael Newkirk, the President and Chief Operating Officer; and

     o general economic conditions.

     This list of important factors is not exhaustive. We do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. See also "Risk Factors" for additional cautionary statements identifying important factors with respect to forward-looking statements contained in this prospectus that could cause actual results to differ materially from results or expectations referred to in the forward-looking statements.

                                USE OF PROCEEDS

     We will receive net proceeds from this offering of approximately $
 million (approximately $     million if the U.S. underwriters exercise their
over-allotment option in full), assuming that our common stock is sold at $
 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and the
$     of estimated expenses of the offering. We intend to use the net proceeds to fund the expansion of our fiber optic network, the purchase and installation of additional voice and data switches and related equipment and facilities, the opening of new sales offices, to pay down our credit facilities with GE Capital, which as of June 30, 1999, had $31.9 million outstanding, and for working capital and general corporate purposes, including the payment of interest on long-term debt. The precise allocation of funds among these uses will depend on future technological, regulatory and other developments in or affecting our business, the competitive climate in which we operate and the emergence of future opportunities. As part of our expansion strategy, we may make acquisitions and enter into joint ventures or strategic alliances and a portion of the net proceeds from this offering may be used to fund them. We are continuously evaluating acquisition candidates and are in discussions or negotiations with other companies on an ongoing basis. However, we have no definitive agreements with respect to any strategic alliance, acquisition or joint venture.


                                DIVIDEND POLICY

     We do not intend to pay cash dividends for the foreseeable future. We plan to retain earnings, if any, for use in the operation of our business and to fund future growth. In addition, the instruments governing our indebtedness contain restrictions on our ability to declare and pay dividends.

                                 CAPITALIZATION

     The following table sets forth the consolidated cash and capitalization of BTI Telecom on a historical basis as of June 30, 1999 and as adjusted to
reflect the sale of the          shares of common stock pursuant to this
offering assuming an offering price of $        and that the U.S. underwriters'
over-allotment option is not exercised. This table should be read in conjunction with "Use of Proceeds," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and other financial data included elsewhere in this prospectus.



                                                                              As of June 30, 1999
                                                                        --------------------------------
                                                                            Actual       As Adjusted (a)
                                                                        -------------   ----------------
                                                                             (dollars in thousands)
Cash and cash equivalents ...........................................    $    5,349        $
Restricted cash .....................................................        27,969            27,969
Restricted cash -- non-current ......................................        12,931            12,931
                                                                         ----------        ----------
   Total cash, cash equivalents, and restricted cash ................    $   46,249        $
                                                                         ==========        ==========
Long-term debt:
  10 1/2% Senior Notes ..............................................    $  250,000        $  250,000
  Revolving credit facilities .......................................        31,863            31,863
                                                                         ----------        ----------
   Total long-term debt .............................................    $  281,863        $  281,863
                                                                         ==========        ==========
Shareholders' (deficit) equity:
  Preferred stock, $.01 par value, 10,000,000 shares authorized; none
   issued and outstanding ...........................................            --                --
  Common stock, no par value, 500,000,000 shares authorized;
   100,000,000 shares, issued and outstanding, actual; shares issued
   and outstanding, as adjusted .....................................         2,280
  Accumulated deficit ...............................................      (131,160)         (131,160)
                                                                         ----------        ----------
  Unearned compensation .............................................        (1,138)           (1,138)
   Total shareholders' (deficit) equity .............................      (130,018)
                                                                         ----------
     Total capitalization ...........................................    $  151,845        $
                                                                         ==========        ==========

--------
(a) As adjusted reflects the estimated net proceeds of $        million from
    this offering.

                                   DILUTION


     Our net tangible book value as of June 30, 1999 was a deficiency of $144.4 million, or a deficiency of approximately $1.44 per share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by 100,000,000 shares of common stock outstanding. After
giving effect to the issuance and sale of     shares of common stock in this
offering (based on an assumed initial public offering price of $     per share
and after deducting estimated underwriting discounts and commissions and estimated offering expenses), our as adjusted net tangible book value as of
June 30, 1999 would have been $(    ), or $(    ) per share. This represents an
immediate increase in net tangible book value of $     per share to the
existing shareholder and an immediate dilution in net tangible book value of $
 per share to new investors. Investors participating in this offering will incur immediate, substantial dilution. The following table illustrates the per share dilution:


  Assumed initial public offering price per share .................                 $
    Net tangible book value per share as of June 30, 1999 .........   $(1.44)
    Increase in net tangible book value per share attributable to new investors .............................................
  Net tangible book value per share after the offering ............                 (    )
                                                                                    ----------
  Dilution per share to new investors (a) .........................                 $
                                                                                    ==========

--------
(a) Dilution is determined by subtracting the net tangible book value per share after completion of the offering from the initial public offering price per share of common stock.

     The following table sets forth, as of June 30, 1999, the difference between the existing shareholder and the purchasers of shares of common stock
in the offering (at an assumed initial public offering price of $     per
share) with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price paid per share:



                                             Shares                       Total               Average
                                            Purchased                 Consideration            Price
                                   ---------------------------   ------------------------       Per
                                       Number        Percent       Amount       Percent        Share
                                   -------------   -----------   ----------   -----------   -----------
  Existing shareholder .........   100,000,000              %     $36,668              %      $ .0004
  New investors ................
    Total ......................                      100.0%      $              100.0%       $
                                                      =====       =======        =====        =======

     As of June 30, 1999, there were 3,276,461 shares of common stock subject to outstanding options at a weighted average exercise price of approximately $1.33 per share. To the extent outstanding options are exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

     The following selected historical financial data for the five years ended December 31, 1998 were derived from our audited financial statements. The financial data for the six months ended June 30, 1998 and 1999 were derived from our unaudited financial statements and in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of financial position and results of operations for these periods. Operating results for the six months ended June 30, 1999 are not necessarily indicative of the results that may be expected for the entire year. The selected data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and other financial data contained elsewhere in this prospectus.

     EBITDA consists of income (loss) before interest, income taxes, depreciation, amortization and non-cash compensation expense. EBITDA is provided because it is a measure commonly used in the industry. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered an alternative to net income as a measure of performance or to cash flow as a measure of liquidity. EBITDA is not necessarily comparable with similarly titled measures for other companies.



                                                            Year Ended December 31,
                                        ---------------------------------------------------------------
                                            1994        1995        1996         1997          1998
                                        ----------- ----------- ----------- ------------- -------------
                                                     (in thousands, except per share data)
 Statement of Operations Data:
 Revenues .............................  $ 91,470    $ 114,493   $148,777    $  194,949     $ 212,554
 Operating expenses:
  Cost of services ....................    54,425       68,199     90,820       139,030       150,901
  Selling, general and adminis-
   trative expenses ...................    30,922       41,659     49,320        53,518        68,554
  Depreciation and amortization .......     2,749        3,073      4,471         6,613        11,457
                                         --------    ---------   --------    ----------     ---------
   Total operating expenses ...........    88,096      112,931    144,611       199,161       230,912
                                         --------    ---------   --------    ----------     ---------
 Income (loss) from operations ........     3,374        1,562      4,166        (4,212)      (18,358)
 Interest expense .....................      (750)      (1,297)    (1,695)       (8,806)      (25,430)
 Other income .........................        77          106        135         2,379         5,555
                                         --------    ---------   --------    ----------     ---------
 Income (loss) before income taxes.....     2,701          371      2,606       (10,639)      (38,233)
 Income taxes .........................        --           --         --            --            --
                                         --------    ---------   --------    ----------     ---------
 Net income (loss) ....................     2,701          371      2,606    $  (10,639)    $ (38,233)
                                                                             ==========     =========
 Pro forma income taxes(a) ............     1,135          156      1,094
                                         --------    ---------   --------
 Pro forma net income
  (loss)(a) ...........................  $  1,566    $     215   $  1,512
                                         ========    =========   ========
 Basic and diluted earnings (loss)
  per share (a) .......................  $    .01    $      --   $    .01    $     (.06)    $    (.38)
                                         ========    =========   ========    ==========     =========
 Weighted average shares
  outstanding .........................   200,000      200,000    200,000       172,603       100,000
                                         ========    =========   ========    ==========     =========
 Cash distributions declared per
  common share(b) .....................  $    .01    $     .01   $    .01    $      .01     $     .01
                                         ========    =========   ========    ==========     =========
 Other Financial Data:
 Capital expenditures .................  $  3,627    $   9,711   $  7,812    $   22,792     $  66,311
 Net cash provided by (used in)
  operating activities ................     6,231        9,446        283         8,211        (6,418)
 Net cash used in investing
  activities ..........................    (4,530)     (10,721)    (8,681)     (133,248)      (49,466)
 Net cash provided by (used in)
  financing activities ................    (1,805)       1,581      8,589       191,542         1,649
 Non-cash compensation expense ........        --           --         --           738            47
 EBITDA ...............................     6,123        4,635      8,637         3,139        (6,854)



                                         Six Months Ended June 30,
                                        ----------------------------
                                             1998          1999
                                        ------------- --------------
                                         (in thousands, except per
                                                 share data)
 Statement of Operations Data:
 Revenues .............................   $ 105,806     $117,762
 Operating expenses:
  Cost of services ....................      77,848       77,313
  Selling, general and adminis-
   trative expenses ...................      32,104       40,005
  Depreciation and amortization .......       4,649        8,838
                                          ---------     --------
   Total operating expenses ...........     114,601      126,156
                                          ---------     --------
 Income (loss) from operations ........      (8,795)      (8,394)
 Interest expense .....................     (12,751)     (13,474)
 Other income .........................       3,469        1,417
                                          ---------     --------
 Income (loss) before income taxes.....     (18,077)     (20,451)
 Income taxes .........................          --             (5)
                                          ---------     -----------
 Net income (loss) ....................   $ (18,077)    $(20,446)
                                          =========     ==========
 Pro forma income taxes(a) ............
 Pro forma net income
  (loss)(a) ...........................
 Basic and diluted earnings (loss)
  per share (a) .......................   $    (.18)    $   (.20)
                                          =========     ==========
 Weighted average shares
  outstanding .........................     100,000      100,000
                                          =========     ==========
 Cash distributions declared per
  common share(b) .....................   $      --     $     --
                                          =========     ==========
 Other Financial Data:
 Capital expenditures .................   $  27,518     $ 45,605
 Net cash provided by (used in)
  operating activities ................      (4,796)         958
 Net cash used in investing
  activities ..........................     (17,136)     (35,559)
 Net cash provided by (used in)
  financing activities ................      (1,013)      27,183
 Non-cash compensation expense ........          24          320
 EBITDA ...............................      (4,122)         764

                                                        Year Ended December 31,                    Six Months Ended June 30,
                                     ------------------------------------------------------------- -------------------------
                                         1994        1995        1996        1997         1998         1998        1999
                                     ----------- ----------- ----------- ----------- ------------- ----------- ------------
                                                                         (in thousands)
 Balance Sheet Data (at period
  end):
 Cash and cash equivalents and
  restricted cash (c) ..............  $     --    $305,840    $496,510    $ 142,044   $   65,547    $ 106,198   $   46,249
 Working capital (deficit) (d) .....    (1,546)     (5,182)     (3,189)      76,842        4,599       45,497      (13,780)
 Property and equipment, net .......     9,009      16,792      21,498       44,577      101,960       68,069      140,184
 Total assets ......................    26,802      35,969      48,682      223,550      209,171      218,367      233,364
 Debt ..............................     8,388      13,553      21,088      251,794      254,882      250,296      282,123
 Shareholder's equity (deficit) ....     4,070       1,897       2,374      (69,574)    (109,842)     (89,099)    (130,018)

--------
(a) Historical financial information for the three years in the period ended December 31, 1996 does not include a provision for income taxes because, prior to September 1997, BTI was an S corporation not subject to income taxes. Net income and the basic and diluted earnings (loss) per share amounts have been adjusted on a pro forma basis to reflect the tax that would have been paid by BTI if it had been subject to income tax for the full period. Net loss for the years ended December 31, 1997 and 1998 and the six months ended June 30, 1998 and 1999 does not include a credit for income taxes because realization of the deferred tax asset resulting from losses in those periods is not assured.

(b) The distributions were made in part to provide funds for tax obligations owed by BTI's shareholders as a result of BTI's S-corporation status prior to converting to a C-corporation. Distributions made during the six months ended June 30, 1999 were $50,000.

(c) Includes total restricted cash of $75.0 million and $52.8 million as of December 31, 1997 and 1998, and $62.1 million and $40.9 million as of June 30, 1998 and 1999. Restricted cash consists of pledged securities being held as security for certain scheduled interest payments through September 2000 due on our 10 1/2% Senior Notes.

(d) Includes current restricted cash of $25.0 million, and $27.3 million as of December 31, 1997 and 1998, and $25.1 million and $28.0 million as of June 30, 1998 and 1999.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our consolidated financial statements and the other financial data appearing elsewhere in this prospectus.


Overview

     BTI Telecom Corp., which began operations in 1983 as Business Telecom, Inc., is a leading facilities-based integrated communications provider, or ICP, in the southeastern United States. We currently offer integrated retail services, including local, long distance, data, Internet access, paging and other enhanced services, primarily to small and medium-sized business customers. In addition, we offer wholesale services, including switched, private line, special access and prepaid calling card services, to other telecommunications carriers and end-user customers. We currently have 20 sales offices in the southeastern United States.

     We operate long distance switching centers in Atlanta, Dallas, New York, Orlando and Raleigh. To facilitate early market entry, we began offering local exchange services in November 1997 in selected markets in the southeastern United States by reselling the services of the incumbent local exchange carriers. In the first quarter of 1998, we began installing equipment and infrastructure to support facilities-based local services in key markets. As of July 15, 1999, we had installed nine Lucent 5ESS 2000 local switches, digital loop carriers and associated infrastructure in Raleigh, Charlotte, Greensboro and Wilmington, North Carolina; Columbia and Greenville, South Carolina; Atlanta, Georgia; and Orlando and Jacksonville, Florida. We intend to install additional local switches, digital loop carriers and associated infrastructure in 10 locations by the end of 2001.

     As of July 15, 1999, we had co-located network equipment in 48 incumbent local exchange carrier central offices in order to provide more cost-effective local services to our customers. These co-locations will also facilitate development of our DSL services offerings. As of July 15, 1999, we had installed seven frame relay switches within our network, with plans to install an additional 22 frame relay switches by the end of 2001.

     In October 1997, we purchased, pursuant to an indefeasible right of use, approximately 3,300 route miles of dark fiber from New York to Miami and Atlanta to Nashville on a fiber optic network being constructed by Qwest. As of July 15, 1999, approximately 1,100 miles of this network was operational, and we expect the remainder to come into service in phases through the end of 1999. Upon completion of this network, we will have 22 points-of-presence deployed with Nortel OC-48 and DWDM technology.

     As of July 15, 1999, we had over 95 route miles of fiber in North Carolina's Raleigh-Durham-Research Triangle Park area. In addition, we plan to build approximately 530 miles of fiber from Raleigh to Savannah, Georgia, via Wilmington, North Carolina and Myrtle Beach, South Carolina. We expect to begin construction in the fourth quarter of 1999 and complete it in the third quarter of 2000. Upon completion of the additional 530-mile network, we will have a total of 27 points of presence deployed with Nortel OC-48 and DWDM technology.


     Revenue

     We generate the majority of our revenue from:

     (1) the sale of integrated retail services, primarily to small and medium-sized businesses; and

     (2) the sale of wholesale services, largely to other telecommunications carriers.

Revenues from integrated retail services represented approximately 59.7% and 62.7% of our total revenue for the six months ended June 30, 1998 and 1999. For the years ended December 31, 1996,

1997 and 1998, revenues from integrated retail services represented approximately 82.7%, 59.1% and 63.1% of our total revenue.

     In 1997, we added local exchange services to our package of integrated retail services. Local services contributed to lower gross margins in 1997, 1998 and the six months ended June 30, 1999 because these services are initially being offered on a resale basis. We expect these margins to improve as we provide more of these services using our own local switching facilities. As of June 30, 1999, we were providing local service in 11 states primarily on a resale basis. Through June 30, 1999, we had sold over 75,000 local access lines.

     Through 1995, our direct sales compensation structure consisted of base salary plus commissions on each customer's initial monthly billings and nominal residual commissions. During 1996, we redesigned our sales compensation structure in order to provide sales representatives with greater long-term incentives and to encourage stronger customer relationships. Our new sales commission structure compensates sales representatives by offering a base salary for a ramp-up period, with higher commissions on initial billings, followed by more significant residual commissions. As anticipated, the implementation of the new sales compensation structure initially caused increased turnover of sales personnel and resulted in decreased integrated retail services revenues and customer retention. Although revenue from retail services decreased in 1997 as a result of these changes, retail services revenue increased in 1998 and the six months ended June 30, 1999.

     We entered the wholesale services business to leverage our network infrastructure developed for our integrated retail services. In 1996, we began to aggressively pursue wholesale revenues from sales to carriers, resellers and prepaid calling card providers. Wholesale revenue as a percentage of total revenue was 17.3% in 1996, 40.9% in 1997 and 36.9% in 1998. Wholesale revenue as a percentage of total revenue was 40.3% and 37.3% for the six months ended June 30, 1998 and 1999.

     During the past several years, market prices for telecommunications services have been declining, which is a trend that we believe will likely continue. This decline will have a negative effect on our revenue and gross margin, which may not be offset completely by savings from decreases in our cost of services.


     Operating Expenses

     Our primary operating expense categories include cost of services and selling, general and administrative expenses. Cost of services includes the fixed costs of leased facilities and the variable costs of origination, termination and access services provided through local exchange carriers and other telecommunications companies. Cost of services also includes the fixed costs of unbundled network elements and the cost of resold local services. By using multiple carriers for transmission capacity, we maintain network diversity and take advantage of least-cost traffic routing. In addition, the approximately 3,400 route miles of our fiber optic network, which are expected to become operational in phases through the end of 1999, will enable us to carry a significant portion of our intraregional traffic over our own facilities, thereby reducing our costs of services by decreasing payments to other carriers for the use of their facilities. We are continuing to install local switching equipment, which will allow us to increase the percentage of the local services we provide on our own network, thereby improving our margins.

     Selling, general and administrative expenses include all infrastructure costs, such as selling expenses, customer support, corporate administration, personnel, network maintenance, and depreciation and amortization. Selling expenses include commissions for our direct sales program. Selling expenses also include commissions paid to our dealers and agents, which are based upon a fixed percentage of the customers' monthly billings. Depreciation and amortization is primarily related to switching equipment, facilities, computer equipment and software, and is expected to increase as we incur substantial capital expenditures to continue the expansion of our network facilities. Depreciation and amortization also includes the amortization of line access fees, which represent installation charges paid primarily to incumbent local exchange carriers for leased copper and fiber optic facilities.

     We recorded approximately $2.1 million in compensation expense in 1997 in connection with the grant of stock options. We also satisfied stock repurchase obligations in 1997 and 1998 in connection with the acquisition of all of the fiber optic network assets of FiberSouth. See "Certain Transactions" for a description of the FiberSouth acquisition.


     Income Taxes

     We generated a net loss for 1997 and 1998, and during the six months ended June 30, 1998 and 1999. Based upon our plans to expand through the construction and expansion of our network, customer base and product offerings, we expect this trend to continue. Given these circumstances and the level of taxable income expected to be generated from reversing temporary differences, we have established a valuation allowance for the deferred tax assets associated with these net operating losses. We will reduce the valuation allowance when, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will be realized.

     Prior to September 1997, BTI was an S corporation not subject to income taxes. BTI's income, losses and credits were passed through directly to the shareholders rather than taxed at the corporate level. As part of our reorganization, we converted from an S corporation to a C corporation, which made us subject to federal and state income taxes. We were also required to adopt the provisions of Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes". The cumulative effect of adoption of this standard is reflected in our financial statements for the year ended December 31, 1997.

     In the past, we paid dividends to BTI's shareholders to fund their tax obligations arising from income earned by BTI that was reported on their individual income tax returns. We have indemnified those shareholders for any additional tax obligations arising from the income earned by BTI while it was an S corporation. We believe that any such reimbursements will not have a material effect on our financial condition or results of operations.


Six Months Ended June 30, 1999 Compared to Six Months Ended June 30, 1998

     Revenue

     Revenue for the six months ended June 30, 1999 increased $12.0 million, or 11.3%, to $117.8 million from $105.8 million for the six months ended June 30, 1998. This increase consisted of an increase in integrated retail revenue of $10.6 million combined with an increase of $1.4 million in wholesale services revenue. The $10.6 million increase in integrated retail revenue consisted of an increase in local services revenue of $13.8 million partially offset by a decrease in retail long distance revenue of $3.2 million. This decrease in long distance revenue was primarily due to price compression, as retail long distance minutes increased by 7.2% during this period. Integrated retail revenues increased from 59.7% of total revenue for the first six months of 1999 as compared to 62.7% for the same period in the previous year.

     The $1.4 million increase in wholesale services revenue during the first six months of 1999 resulted primarily from increases of $10.4 million in prepaid calling card revenues and $4.9 million in fiber network capacity sales, offset by decreases of $12.8 in international termination services and $1.1 million in domestic origination and termination services. The change in switched wholesale services revenue, both domestic and international, is primarily a result of the effect of access charge reform, price compression in international termination rates and pricing decisions we made to preserve margins, which resulted in decreased volumes of termination services. Although wholesale service revenue increased during the six-month period in 1999 compared to 1998, wholesales revenues decreased as a percentage of total revenues from 40.3% to 37.3%.


     Cost of Services

     Cost of services decreased from $77.8 million during the first six months of 1998 to $77.3 million during the first six months of 1999. Cost of services represented 73.6% and 65.7% of revenue for the six month-periods ended June 30, 1998 and June 30, 1999, respectively. The decrease as a percentage of revenue primarily resulted from the change in our revenue mix to a higher percentage of integrated retail revenue, which has a higher associated margin. In addition, we experienced an increase in the percentage of local services provided through our facilities, which services have a higher margin than those provided on a resale basis. Expansion of our fiber optic network and the continuing effect of access charge reform have also improved our margin percentages. In addition to adding revenues from capacity sales to other telecommunication providers, this fiber optic network provides for cost savings throughout the network. We expect our cost of services as a percentage of revenues to continue to decrease as we deploy more of our fiber optic network and continue to increase the percentage of local customers with facilities-based local service.


     Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased $7.9 million, or 24.6%, to $40.0 million, or 34.0% of revenue, for the six months ended June 30, 1999 and from $32.1 million, or 30.3% of revenue, for the same period in 1998. The increase in selling, general and administrative expenses during the first six months of 1999 is largely attributable to the significant investments in human resources and increased marketing and advertising efforts associated with the continued expansion of our local services. Since these investments often occur in advance of the realization of significant revenue from local services, they have the effect of increasing selling, general and administrative expenses as a percentage of revenue. These investments in infrastructure and support are intended to provide us with the ability to continue to expand into new markets, maximize customer retention and provide for growth. In addition, we have hired additional personnel to facilitate the deployment of our fiber optic network.

     Depreciation and amortization was $4.6 million and $8.8 million in the six months ended June 30, 1998 and June 30, 1999. This 90.1% increase is primarily due to capital expenditures related to the expansion of our existing operations centers, fiber network and support infrastructure to accommodate increased traffic volume and expanded service offerings.


     Other Income (Expense)

     Interest expense increased from $12.8 million for the six months ended June 30, 1998 to $13.5 million for the same period in 1999. This $.7 million increase is primarily attributable to increased borrowings under our credit facilities during the first six months of 1999 as compared to 1998. In addition, we capitalized $.9 million of interest expense associated with the construction of our network in the six months ended June 30, 1999, as compared to $.7 million for the same period in 1998.

     Interest income decreased from $3.5 million in the six months ended June 30,1998 to $1.4 million in the six months ended June 30, 1999. This decrease is due to lower restricted and non-restricted cash balances during 1999.

 EBITDA

     EBITDA for the six months ended June 30, 1999 was $.8 million, an improvement of $4.9 million from the negative $4.1 million we experienced during the same period in the prior year. The increase in EBITDA during 1999 was primarily attributable to the decrease in cost of services resulting from increased margin percentages and changes in our revenue composition.


Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     Revenue

     Revenue increased 9.0% from $194.9 million in 1997 to $212.6 million in 1998. This $17.6 million increase was primarily driven by our introduction of local exchange services, which increased revenue by $11.8 million in 1998. Our cumulative number of local access lines sold increased from approximately 2,600 at December 31, 1997 to approximately 48,500 at December 31, 1998. The remaining revenue increase of $5.8 million consisted of $7.1 million in other integrated retail services, offset by a decrease of $1.3 million in wholesale service revenue in 1998.

     Within wholesale service revenue, prepaid calling card revenue increased $8.7 million from $5.0 million in 1997 to $13.7 million in 1998. The increase in prepaid calling card revenue was offset by a decrease in revenue from wholesale switched origination and termination services. We lost volume because we priced our services to preserve our margins. Other factors contributing to this decrease included competitive pricing pressures, access charge reform and consolidation within the industry.


     Cost of Services

     Cost of services increased 8.5% from $139.0 million in 1997 to $150.9 million in 1998. Cost of services represented 71.0% of revenue for the year ended December 31, 1998, as compared to 71.3% for 1997. This reflects the impact of our introduction of local services, changes in the long distance revenue mix and cost efficiencies gained in our network operations. The revenue mix impact included an increase in the percentage of revenue represented by higher margin integrated services from 59.1% in 1997 to 63.1% in 1998. However, the positive impact of these changes was partially offset by the higher costs associated with providing local services, which were introduced in late 1997 and offered initially on a resale basis. In addition, through the end of 1998 approximately 10% of our planned 3,400-mile fiber network had been activated, which allowed us to begin reducing certain fixed costs associated with leased facilities.

     In addition, cost of services was adversely impacted by regulatory matters, including increased costs related to the public payphone compensation order. Effective October 1997, an FCC ruling established a per call compensation plan requiring us to pay service providers for calls completed using their payphones. During the first quarter of 1998, we began assessing a surcharge to our customers in order to cover these costs.

     Construction of our fiber optic network and the continuing effect of access charge reform are expected to reduce our network costs in the future. We anticipate that our fiber optic network will become substantially operational by December 31, 1999, and that our network expansion will enable us to carry a significant portion of our intraregional telecommunications traffic over our own facilities, thereby decreasing payments to other carriers for use of their facilities.


     Selling, General and Administrative Expenses

     Selling, general and administrative expenses in 1998 increased 28.1% to $68.5 million, or 32.3% of revenue, as compared to $53.5 million, or 27.5% of revenue in 1997. The increase in selling, general and administrative expenses during 1998 was largely attributable to the hiring and increased marketing and advertising associated with our introduction of local services. These investments are intended to provide us with the ability to continue to expand into new markets, maximize customer retention and provide for growth. We have also hired additional personnel to facilitate the deployment of our fiber optic network. In addition, depreciation and amortization increased 73.2% to $11.5 million in 1998. The increase in depreciation and amortization was primarily due to capital expenditures related to the expansion of our network facilities and support infrastructure to accommodate expanded service offerings and increased traffic volume.


     Other Income (Expense)

     During 1998, interest expense was $25.4 million, compared to $8.8 million in 1997. The increase in interest expense during 1998 is primarily attributable to our September 1997 issuance of 10 1/2% Senior Notes due 2007 to finance capital expenditures, working capital and our introduction of local services. In addition, we capitalized $1.5 million of interest expense associated with the construction of our local service facilities and fiber networks during 1998.

     Interest income increased to $5.6 million in 1998 from $2.4 million in 1997, due to the investment of a portion of the proceeds of the 10 1/2% Senior Note offering.


     EBITDA

     We had negative EBITDA of $6.9 million for 1998, and positive EBITDA of $3.1 million for 1997. The decrease in EBITDA in 1998 is primarily attributable to the additional selling, general and administrative expenses associated with our introduction of local services and the expansion of our fiber network.


Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

     Revenue

     Revenue increased 31.0% from $148.8 million for 1996 to $194.9 million for 1997, primarily as a result of a $54.0 million increase in wholesale services revenue. The increase in wholesale revenue was attributable to increased sales to existing customers as well as sales to new customers. This increase was partially offset by a $7.9 million decrease in integrated services revenue resulting from the implementation of our new sales compensation structure, and to a lesser extent due to decreasing retail long distance rates and increasing competitive pressures.


     Cost of Services

     Cost of services increased 53.1% from $90.8 million for 1996 to $139.0 million for 1997, primarily as a result of the increase in total call volume resulting from increased wholesale revenue. Cost of services as a percentage of revenue increased from 61.0% for 1996 to 71.3% for 1997, largely due to the increase in lower margin wholesale revenue as a percentage of total revenues. Wholesale revenue accounted for 40.9% of total revenue for 1997, up from 17.3% for 1996. In addition, the effect of spreading fixed network costs over a reduced integrated retail services revenue base also contributed to the increase in cost of services as a percentage of revenue in 1997 as compared to 1996. Cost of services was also adversely impacted by regulatory matters, including increased costs related to the FCC's public payphone compensation order.


     Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased 8.5% from $49.3 million for 1996 to $53.5 million for 1997, though it declined as a percentage of total revenue from 33.2% in 1996 to 27.5% in 1997. The decrease as a percentage of revenue is largely attributable to cost containment efforts implemented in the second quarter of 1996. Selling, general and administrative expenses in 1997 also included the one-time charge of $2.1 million to recognize stock compensation expense in connection with our reorganization. Depreciation and amortization increased 47.9% from $4.5 million for 1996 to $6.6 million for 1997, due primarily to capital expenditures related to our investment in new switching operations and expansion of existing operations centers and infrastructure due to increased traffic volume and expanded product offerings.


     Other Income (Expense)

     Interest expense was $1.7 million for 1996, as compared to $8.8 million for 1997, primarily due to the issuance of the 10 1/2% Senior Notes to finance capital expenditures, working capital and our introduction of local services.


     EBITDA

     EBITDA decreased 63.7% from $8.6 million for 1996 to $3.1 million for 1997. The decrease is due primarily to an increase in cost of services, partially offset by increased revenues.


Liquidity and Capital Resources

     Cash Flows

     For the year ended December 31, 1996, we generated cash flow from operating activities of $.3 million. This primarily resulted from net income of $2.6 million plus depreciation and amortization of $4.5 million, offset by an increase in accounts receivable of $6.6 million. Cash used in investing activities in 1996 was $8.7 million, primarily consisting of $7.8 million in capital expenditures. Net cash provided by financing activities was $8.6 million in 1996. This increase in cash was primarily due to proceeds of long-term debt of $11.6 million which was partially offset by $2.0 million in dividends paid to shareholders. These dividends were paid in part to pay taxes because BTI was an S corporation during 1996.

     For the year ended December 31, 1997, we generated $8.2 million of cash flow from operating activities, primarily driven by a net loss of $10.6 million, depreciation and amortization of $6.6 million, and increases in accounts payable and accrued expenses of $4.2 million and accrued interest of $7.1 million. Cash used in investing activities in 1997 was $133.2 million, including $74.6 million in restricted cash used to purchase securities pledged to secure the first six scheduled interest payments on the 10 1/2% Senior Notes. In addition, 1997 investing activities included $35.2 million utilized for the FiberSouth acquisition and $22.8 million in capital expenditures. Net cash provided by financing activities in 1997 was $191.5 million. This amount consists of $250.0 million of gross proceeds from the 10 1/2% Senior Notes offering, partially offset by $28.3 million used for the share repurchase, $18.7 million used to pay off existing long-term debt and $9.5 million in financing costs and other assets. We also paid dividends of $1.6 million, in part to permit shareholders to pay taxes. When BTI converted from an S corporation to a C corporation, we became fully subject to federal and state income taxes and recorded $2.8 million of deferred income tax liabilities. There was no corresponding impact on our results from operations due to net operating losses generated during 1997, which were partially offset by the recording of a valuation allowance.

     For the year ended December 31, 1998, we used $6.4 million of cash flow to fund operating activities. This amount consisted primarily of a net loss of $38.2 million, offset by depreciation and amortization of $11.5 million, and an increase in accounts payable and accrued expenses of $20.1 million associated with our capital expenditures and continued operational expansion. Cash used in investing activities in 1998 was $49.5 million, including capital expenditures of $66.3 million and an increase in other assets of $3.1 million, partially offset by the decrease in restricted cash of $22.3 million. Capital expenditures during 1998 were primarily related to the deployment of the fiber optic network and purchases of equipment for the development of facilities-based local exchange services. The $3.1 million increase in other assets consisted of $1.6 million in capitalized expenditures for line access fees, and the $1.5 million purchase of a multimedia franchise to secure service rights in Raleigh (see "Certain Transactions" for a description of this transaction). The decrease in restricted cash resulted from the provision of $25.7 million to fund the March and September 1998 interest obligations on the 10 1/2% Senior Notes, net of $3.5 million in related investment earnings. In addition, during 1998 we satisfied stock and option repurchase obligations, including ones that arose in connection with the FiberSouth acquisition. We settled these obligations with a $2.3 million cash payment, which is reflected as an adjustment to equity and represents a reallocation of the original FiberSouth purchase price. Net cash provided by financing activities in 1998 was $1.6 million which consisted primarily of $4.1 million in net borrowings on long-term debt partially offset by a decrease in other long term liabilities.

     For the six months ended June 30, 1998, we used $4.8 million of cash flow to fund operating activities. This amount consisted primarily of a net loss of $18.1 million and an increase in accounts receivable of $4.9 million, partially offset by depreciation and amortization of $4.6 million and an increase in accounts payable and accrued expenses of $14.5 million. Cash used in investing activities for the six months ended June 30, 1998 was $17.1 million. This amount consists primarily of capital expenditures of $27.5 million and settlement of FiberSouth obligations of $2.3 million partially offset by the decrease in restricted cash of $12.9 million. The decrease in restricted cash resulted from the provision of $12.6 million to fund the March 1998 interest obligations on the 10 1/2% Senior Notes, net of interest earned on these balances. Net cash used in financing activities in the first six months of 1998 was $1.0 million which consisted primarily of $.5 million increase in deferred financing costs and a $.5 million decrease in other long term liabilities.

     For the six months ended June 30, 1999, our operating activities provided us with $1.0 million of cash flow. This amount consisted primarily of increases in accounts payable and accrued expenses of $14.7 million and advanced billings and other liabilities of $2.3 million in addition to depreciation and amortization expense of $8.8 million. Cash provided by operating activities was partially offset by a net loss of $20.4 million and an increase in accounts receivable of $4.3 million. Cash used in investing activities for the six months ended June 30, 1999 was $35.6 million. This amount consists primarily of capital expenditures of $45.6 million partially offset by the decrease in restricted cash of $11.9 million. The decrease in restricted cash resulted from the provision of $13.1 million to fund the March 1999 interest obligations on the 10 1/2% Senior Notes, net of interest earned on these balances. Net cash provided by financing activities in the first six months of 1999 was $27.2 million, which consisted primarily of $27.7 million proceeds from long-term debt.


     Debt

     10 1/2% Senior Notes. On September 22, 1997, we issued $250.0 million principal amount of 10 1/2% Senior Notes due 2007. Interest on the 10 1/2% Senior Notes is payable semiannually in cash, on each March 15 and September 15.

     The 10 1/2% Senior Notes are unsubordinated indebtedness equal in right of payment with all of our existing and future unsubordinated indebtedness. Approximately $74.1 million of the net proceeds from the sale of the 10 1/2% Senior Notes was used to purchase U.S. government securities to secure and fund the balance of the first six interest payments on the 10 1/2% Senior Notes. The 10 1/2% Senior Notes will mature on September 15, 2007.

     Upon a change of control, as defined in the indenture governing the 10 1/2% Senior Notes, we will be required to make an offer to purchase the 10 1/2% Senior Notes at a purchase price equal to 101% of their principal amount, plus accrued interest.

     The indenture governing the 10 1/2% Senior Notes contains certain covenants that affect, and in certain cases significantly limit or prohibit, among other things, our ability to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, make investments, engage in transactions with stockholders and affiliates, create liens, sell assets and engage in mergers and consolidations. If we fail to comply with these covenants, our obligation to repay the 10 1/2% Senior Notes may be accelerated. However, these limitations are subject to a number of important qualifications and exceptions. In particular, while the indenture restricts our ability to incur additional indebtedness by requiring compliance with specified leverage ratios, it permits us to incur an unlimited amount of additional indebtedness to finance the acquisition of equipment, inventory and network assets and up to $100.0 million of additional indebtedness.

     GE Capital Credit Facilities. Our wholly owned subsidiary, BTI, has a credit agreement with GE Capital providing for the following credit facilities:


     o a $30.0 million revolving credit facility to be used for working capital and other purposes; and

     o a $30.0 million note facility for capital expenditures.

We amended these facilities effective June 30, 1998, to provide us with additional operating flexibility. Borrowings under these facilities are based on a percentage of eligible accounts receivable, in the case of the revolving facility, and eligible capital expenditures, in the case of the note facility. At June 30, 1999, we had outstanding an aggregate of $31.9 million under these facilities, in addition to $.1 million in letters of credit. The facilities mature on September 17, 2002.

     Amounts drawn under the credit facilities bear interest, at our option, at either a floating rate equal to prime or at 30-, 60- or 90-day LIBOR rates, as we choose, plus, in each case, a percentage rate that fluctuates, based on the ratio of our total debt to EBITDA, from 0% to 1.25% for borrowings at prime and from 1.75% to 3% for borrowings at LIBOR. We are also required to pay a fee of
 .375% per year on the unused portion of the facilities.

     BTI's obligations under the facilities are guaranteed by BTI Telecom and its other subsidiaries and secured by a first-priority lien on all current and future assets of BTI and our other subsidiaries and our pledge of the stock of BTI and any intercompany notes.

     Under the facilities, we have agreed, among other things, to achieve minimum EBITDA targets, meet minimum interest coverage ratios and not exceed the limits set for capital expenditures in the credit agreement. We have agreed to, among other things, limits on our ability to incur debt, create liens, pay dividends, make distributions or stock repurchases, engage in transactions with affiliates, sell assets and engage in mergers and acquisitions, except as specifically permitted under the credit agreement. In addition, these facilities contain affirmative covenants, including, among others, covenants requiring maintenance of corporate existence, licenses and insurance, payments of taxes and the delivery of financial and other information. We are currently in compliance with these covenants, as amended. However, we might not be able to continue meeting these covenants or, if required, obtain additional financing on acceptable terms. Our failure to do so may have a material adverse impact on our business and operations.

     Bank of America Commitment Letter. We have received a commitment letter from Bank of America for a $60.0 million credit facility. Availability under the facility will be based on the amount of fiber optic network purchased from Qwest and associated infrastructure purchased from Nortel. Borrowings are to be secured by the fiber optic network and infrastructure and bear interest at 30-, 60- or 90-day LIBOR or the prime rate, plus an applicable spread that will vary based on our financial performance. The facility will require our compliance with various financial and administrative covenants, including among others, covenants limiting our ability to incur indebtedness, create liens, make distributions or stock repurchases, make capital expenditures, engage in transactions with affiliates, sell assets and engage in mergers and acquisitions. In addition, the facility will contain affirmative covenants, including among others, covenants requiring us to:

maintain the fiber, network facilities and infrastructure, our corporate existence, licenses, insurance and a corporate interest-rate hedging policy; pay taxes; and deliver financial and other information to Bank of America. Bank of America intends to syndicate the facility. If syndication is not successful, Bank of America reserves the right to change pricing and structure of the facility. If we do not agree to the pricing and structure changes, Bank of America may, at its option, demand payment in full 120 days after the determination that the requested changes in pricing and structure are not acceptable to us. Closing of this facility is subject to standard conditions, such as the negotiation of final documentation, including covenants, and an intercreditor agreement with GE Capital.


     Capital Spending

     We expect to need significant financing for our capital expenditure and working capital requirements. We currently estimate that our aggregate capital expenditures will total approximately $45.0 million for the remainder of 1999 and between $85.0 million and $100.0 million for 2000. We expect to make substantial capital expenditures thereafter. Capital expenditures will be primarily for:

   o the purchase and installation of switches, electronics, fiber, co-location facilities and other technologies in existing networks and in additional networks to be constructed in our service areas;

   o market expansion, including new sales offices;

   o the continued development of our existing operations centers to service anticipated increased traffic volumes and increased geographic areas; and

   o expenditures with respect to our management information systems and customer support infrastructure.

     The actual amount and timing of our capital requirements may differ materially from these estimates as a result of, among other things:

     o the cost of the development of our networks in each of our markets;

     o a change in or inaccuracy of our development plans or projections;

     o a change in the schedule or extent of our roll-out plan;

     o the extent of price and service competition for telecommunications services in our markets;

     o the demand for our services;

     o regulatory and technological developments, including additional market developments and new opportunities, in the telecommunications industry;

     o an inability to borrow under our credit facilities; and

     o the consummation of acquisitions, joint ventures or strategic alliances.


     Although there can be no assurance, we believe that proceeds from this offering, together with cash on hand, borrowings expected to be available under our credit facilities and cash flow from operations, will be sufficient to expand our business as currently planned. In the event our plans change or prove to be inaccurate, these funds might be insufficient. We might also require additional capital in the future (or sooner than currently anticipated) for new business activities related to our current and planned businesses, or if we decide to make additional acquisitions or enter into joint ventures and strategic alliances.

     Sources of additional capital could include public and private equity offerings, and subject to compliance with the provisions in the indenture governing the 10 1/2% Senior Notes and our credit facilities, debt financings. Additional financing might not be available, or it might not be available on terms acceptable to us and within the restrictions contained in our financing arrangements. Failure to generate or obtain sufficient funds could result in delay or abandonment of some or all of our development and expansion plans.


Year 2000 Issues

     Beginning in 1996, we conducted a thorough review of our information technology and operating systems and non-information technology systems, as well as the systems of our major customers, suppliers, and third party network service providers to ensure that the systems would properly recognize the Year 2000. We also reviewed internally developed software. As a result of this assessment, we have developed a thorough plan to address the Year 2000 issue. A project manager and significant other programming and operational staff are dedicated to the plan's implementation. The Year 2000 plan includes the wide-ranging assessment of the Year 2000 problems that may affect us, the development of remedies to address the problems discovered in the assessment phase, testing of the remedies and the preparation of contingency plans.

     We began implementing the plan in 1997. Implementation will continue through 1999. We have completed the evaluation phase for our systems. We are in the remediation and testing phases of the Year 2000 plan. We anticipate that all major business-critical systems will be tested and Year 2000 compliant by September 30, 1999. In that regard, we have received assurances or written agreements from significant vendors that their systems are either already Year 2000 compliant or will be as of September 30, 1999. These vendors include our major suppliers of switching equipment, fiber optic electronics, and billing and customer care systems. We believe that these systems represent our most critical business systems. All other systems are targeted for compliance by the end of the third quarter 1999. We are currently testing the systems and applications that have been corrected or reprogrammed.

     As part of the Year 2000 plan, we are seeking information from our other significant hardware, software and other equipment vendors, third party network providers, other material service providers and material customers regarding their development and implementation of plans to become Year 2000 compliant. To date these parties have indicated that they are implementing procedures to ensure that their computer systems will be Year 2000 compliant by December 31, 1999.

     We have developed contingency plans to deal with potential Year 2000 related business interruptions that may occur. These contingency plans are designed to address the most reasonably likely worst-case scenarios based upon the responses of vendors, service providers and customers to our requests for Year 2000 compliance information.

     Through June 30, 1999, we had spent approximately $1.5 million on Year 2000 projects and activities. The estimated total cost for Year 2000 projects and activities is $2.8 million, excluding capital expenditures. Most of these capital expenditures, which include both equipment and software, will not only provide for Year 2000 compliance but are also expected to enhance operations. In most cases, the expenditures for system modifications will be merely an acceleration of previously planned improvements. Year 2000 project costs are being funded through operations and existing credit facilities and are not expected to have a material effect on our financial condition or results from operations. We believe we have an effective program in place to resolve the Year 2000 issue in a timely manner. However, it is not possible to anticipate all possible future outcomes, especially when third parties are involved. Failure by us and/or our major vendors, third party network service providers or other material service providers or customers to adequately address their respective Year 2000 issues in a timely manner could have a material adverse effect on our business, results of operations and financial condition.


Effects of New Accounting Standards

     In 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", which are both effective for fiscal years beginning after December 15, 1997. SFAS No. 130 addresses reporting amounts of other comprehensive income and SFAS No. 131 addresses reporting segment information. As of January 1, 1998, we implemented SFAS No. 130. There are no material differences between net income and comprehensive income as defined by SFAS 130 for the periods presented. SFAS 131 uses a management approach to report financial and descriptive information about a company's operating segments. Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for the company's management. Under this definition, we operated, for the years ended December 31, 1996, 1997 and 1998, as a single segment.

     In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". We expect to adopt SFAS No. 133 effective January 1, 2000. We do not expect any significant additional disclosure requirements or other financial statement impacts to result from the adoption of SFAS No. 133.

     In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting For the Costs of Computer Software Developed For or Obtained For Internal-Use", which requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal-use. We adopted the provisions of SOP 98-1 in our financial statements as of January 1, 1999.

     In April 1998, the AICPA issued Statement of Position 98-5, "Reporting the Costs of Start-Up Activities", which requires that costs related to start-up activities be expensed as incurred. We adopted the provisions of SOP 98-5 in our financial statements as of January 1, 1999. Prior to 1999, we expensed start-up costs and therefore, the adoption of SOP 98-5 will have no impact on our financial statements.


Inflation

     We do not believe inflation has had a significant impact on our operations.


Quantitative and Qualitative Disclosure of Market Risks

     Although we invest our short-term excess cash balances, the nature and quality of these investments are restricted under the terms of the indenture governing the 10 1/2% Senior Notes and by our internal investment policies. These investments are limited primarily to U.S. Treasury securities, certain time deposits, and high quality repurchase agreements and commercial paper (with restrictions on the rating of the companies issuing these instruments). We do not invest in any derivative or commodity type instruments. In addition, our restricted cash balance available to fund scheduled interest payments on the 10 1/2% Senior Notes through September 2000 is invested in U.S. Treasury securities in accordance with the terms of the 10 1/2% Senior Notes. Accordingly, we are subject to minimal market risk on our investments.

     The majority of our debt, which consists of $250.0 million of the 10 1/2% Senior Notes, bears interest at a fixed rate. Although the actual service requirements of this debt are fixed, changes in interest rates generally could put us in a position of paying interest that differs from then existing market rates. The remainder of our debt consists of the GE Capital credit facilities, which bear interest at variable rates based upon market conditions and our financial position. As of June 30, 1999, borrowings under these facilities were $31.9 million. We have not engaged in any hedging transactions related to these facilities. As market conditions and outstanding borrowings under these facilities change, we intend to continue to evaluate the advisability of hedging transactions. We expect to enter into interest rate hedging transactions with respect to the credit facility we intend to enter into with Bank of America.

                                    BUSINESS

Overview

     We are a leading facilities-based integrated communications provider, or ICP, in the southeastern United States. Since we began operations in 1983 as a long distance provider, we have continually leveraged our infrastructure and presence throughout the Southeast to add new services. Most notably, we introduced local services in November 1997, and by June 30, 1999, we had sold 75,000 local access lines. Our successful local service offering has enhanced our ability to cross-sell other services to both new and existing customers. We currently offer a full suite of integrated retail service offerings, including local, long distance, data, Internet access, paging and other enhanced services, to small and medium-sized business customers, and we are in the process of rolling out DSL high-speed data services. We also offer wholesale services, including switched, private line, special access and prepaid calling card services, to other telecommunications carriers and end-user customers. We are continuing to expand our facilities-based network, which we expect will include a total of approximately 3,900 route miles of fiber across the eastern United States and 19 local switches by the end of 2001. As of June 30, 1999, we had approximately 30,000 small and medium-sized business customers. In 1998 and the six months ended June 30, 1999, we had total revenue of $212.6 million and $117.8 million.

Market Opportunity

     We believe that the opening of the local telecommunications market to competition, accelerated growth rates for local access lines, demands for faster data transmission requiring greater bandwidth and the desire of small and medium-sized businesses to purchase all of their telecommunications services from one provider present us a significant market opportunity.

   Attractive Southeastern United States Demographics. We believe that the southeastern United States is an attractive market that should provide significant opportunities to increase revenues and gain market share in the region. According to the U.S. Department of Commerce and Woods & Poole Economics, Inc., the population in the Southeast has grown at a 1.5% compound annual growth rate over the last twenty years compared to .9% for the United States Currently, over 20% of the United States population lives in the Southeast and the region's population is expected to grow 25% over the next 20 years. Since 1980, total retail sales in the Southeast have increased 2.6% per year as compared to the national average of 1.7%.

   Small and Medium-Sized Business Opportunity. We believe that small and medium-sized businesses present a sizable market opportunity for us because they are often underserved by both incumbent local exchange carriers and the larger telecommunications service providers, which tend to focus on larger business customers. According to the U.S. Department of Commerce, our target segment, businesses with 1 to 499 employees, makes up 99.7% of the 1.3 million businesses in the Southeast. In addition, we believe small and medium-sized business customers prefer to use one telecommunications services provider that will provide them with a bundled package of services on a single bill, including local, long distance, data services, Internet access, paging and other enhanced services.

   Local Telephone Opportunity. The Telecommunications Act of 1996 and certain state regulatory initiatives provide increased opportunities in the telecommunications marketplace by opening local markets to competition and requiring incumbent local exchange carriers to provide increased direct interconnection to competitors. According to the FCC, in 1998, total revenue from local exchange services in the United States was approximately $108.3 billion, and there were 56.6 million business access lines for reporting local exchange carriers in the United

   States. Of these lines, 10.0 million, or 17.7%, were in the southeastern United States, as shown below:

                                                                          North      South
                               Alabama   Florida   Georgia   Kentucky   Carolina   Carolina   Tennessee   Virginia    Total
                              --------- --------- --------- ---------- ---------- ---------- ----------- ---------- ---------
   1998 business access lines
    (in millions) ........... 0.6       3.2       1.5       0.5        1.3        0.5        0.8         1.6        10.0

   Long Distance Opportunity. According to FCC data, total U.S. long distance service revenue was over $99.6 billion in 1997, with nonresidential wireline long distance service accounting for $55.4 billion. Since the 1984 deregulation of the long distance service industry, competition has increased, service levels and end-user prices have improved and service offerings have expanded, all of which have resulted in increased demand and significant market growth for long distance services. According to the FCC, long distance switched access minutes have increased from 215.7 billion minutes in 1987 to 497.3 billion minutes in 1997, representing a compound annual growth rate of 8.7%.

   Data Opportunity. High-speed, reliable data services and Internet connectivity have become more important due to increased usage of the Internet for business applications and electronic commerce. The number of Internet users worldwide has increased substantially over the last several years, reaching nearly 100 million in 1998. According to International Data Corporation, the number of Internet users worldwide is forecasted to grow to approximately 320 million by 2002. Forrester Research projects that the total market for data networking services and Internet access will grow from $6.2 billion in 1997 to approximately $49.7 billion by 2002. Approximately $27.9 billion of this market is expected to be from services to businesses. We believe businesses of all sizes increasingly view data networking services and Internet access as mission-critical. Therefore, the availability of cost-effective high-speed data capacity, network quality, a value-added services portfolio and technical capabilities are important competitive distinctions among service providers. Small and medium-sized businesses, people working in home offices and telecommuters are increasingly demanding cost-effective high-speed data connections for applications such as Internet access, intranets, extranets, telecommuting, e-commerce, e-mail, video conferencing and multimedia. According to International Data Corporation, approximately 78% of Internet access revenues derived from small and medium-sized businesses in 1997 were generated through the traditional telephone system, using relatively slow
   28.8 to 56 kilobits per second dial-up modems or ISDN lines. Recently introduced DSL technology increases the data-carrying capacity of copper telephone lines by up to 25 times compared to standard dial-up modems.

   Wholesale Opportunity. We believe that due to technological innovations, there will be increasing demand for high-bandwidth transmission capacity, and that these innovations are driving increased integration of voice and data networks. In addition we believe that industry specialization will continue as communications companies focus on their core competencies and therefore outsource non-core activities to wholesale telecommunications services providers, principally those with whom they have existing relationships. For example, in the long distance services market, we believe that an increasing number of carriers will focus on branding and retail distribution while buying telecommunications services from carriers with available network capacity and related network infrastructure. Similarly, we believe communications providers such as Internet service providers will focus on developing and marketing Internet-related services and will outsource transmission services.

Our Solution

     We believe that there is substantial and growing demand in the southeastern United States among small and medium-sized businesses for a bundled package of retail services. We offer:

     o local and long distance services;

     o data services;

     o Internet access;

     o paging and voice messaging services;

     o advanced intelligent network applications; and

     o operator and other enhanced services.

     Neither the incumbent local exchange carriers nor the larger telecommunications service providers typically market retail services in a comprehensive package to small and medium-sized business customers. We offer these customers personalized service and the ability to purchase integrated telecommunications services from a single supplier and on a single bill. We have more than 15 years of experience in delivering telecommunications services to our customers. We believe our experience and expertise in selling and supporting these services give us a market advantage. Our service-oriented focus is designed to provide our customers with the kind of direct sales and support that other service providers generally reserve for their larger customers. We believe that the combination of our integrated package of services and personalized approach to sales and support will enable us to continue to attract and retain customers.

     We believe that we can leverage our network infrastructure to meet increasing demand for wholesale services, including from our existing customers such as Intermedia, Cable & Wireless USA, McLeod, Nextel, ITC-DeltaCom, NEXTLINK, Williams Communications, PSINet, UUNet, MCI Worldcom, Sprint, GTE and BellSouth Mobility. In response to the increased demand for carrying wholesale traffic, we offer:

     o switched services, including origination and termination;

     o private line services;

     o special access services;

     o Signaling System 7 services; and

     o prepaid calling card services.

     We also believe that there are significant opportunities for us to maintain greater control over our network operations and improve our overall margins by offering more facilities-based services to existing and new customers. We are continuing to expand our facilities by deploying our fiber optic network, installing additional Lucent 5ESS 2000 local switches, co-locating our own network equipment in incumbent local exchange carrier central offices and installing frame relay and asynchronous transfer mode, or ATM, switches.

     In the following table we set forth the current status of our facilities and their estimated status as of December 31, 1999 and 2001.



                                                        Estimated
                                                         December
                                                           31,
                                                     ----------------
Facilities                          July 15, 1999      1999     2001
--------------------------------   ---------------   -------   ------
Route miles of fiber ...........        1,200         3,400    3,900
Local switches .................            9            10       19
Long distance switches .........            5             5        5
Co-locations ...................           48            50      100
Frame relay switches ...........            7            21       29
ATM switches ...................            0             5        5

     We will continue to expand our facilities footprint through the deployment of fiber, switches and other network infrastructure, including back office and operations support systems, as customer demand dictates.


Business Strategy

     Our objective is to strengthen our market position as a leading facilities-based integrated communications provider, or ICP, in the southeastern United States. We believe that our more than 15 years of operations, our 30,000 business customers and our significant experience in the southeastern United States will enable us to implement our growth strategy. To achieve this objective, we intend to:

   o leverage our current market position, extensive customer base, brand name, service offerings and network infrastructure to aggressively penetrate the local exchange and data services markets in the southeastern United States;

   o continue to expand our telecommunications network to lower the cost of providing services to retail and wholesale customers, while enhancing and increasing the services offered; and

   o expand into new southeastern U.S. markets through capital-efficient network deployment and strategic acquisitions, alliances and joint ventures.

     The principal elements of our business strategy include:

   Offering Integrated Retail Services Targeted to Small and Medium-Sized Business Customers. We focus principally on small and medium-sized business customers in the southeastern United States. We offer these customers bundled telecommunications services, including local, long distance, data, Internet access, paging and other enhanced services. Since beginning operations in 1983, we have continually added to the comprehensive package of services we offer in response to regulatory changes and customer demand. In addition, we are able to provide customers with an integrated bill for these services. We also provide our customers with a single point of contact for their sales and service needs. We believe that by offering an integrated package of retail services together with a high level of ongoing customer care, we increase customer satisfaction, enhance our ability to attract and retain customers, and thereby better penetrate our target market.

   Rapidly Penetrating the Local Exchange Market. Our strategy centers on providing local service over our own network because we believe that a local exchange services provider can better serve its customers when it owns, manages and controls the network used to carry their calls. In November 1997, to facilitate early market entry, we began offering local services bundled with long distance and data services in selected markets in the southeastern United States by reselling the services of the incumbent local exchange carriers. In the first quarter of 1998, we began installing equipment and infrastructure to support facilities-based local services in key markets. As of July 15, 1999, we had installed nine Lucent 5ESS 2000 local switches, digital loop carriers and associated infrastructure in Raleigh, Charlotte, Greensboro and Wilmington, North Carolina; Columbia and Greenville, South Carolina; Atlanta, Georgia; and Orlando and Jacksonville, Florida. We now provide facilities-based services in these markets. We plan to install switches, digital loop carriers and associated infrastructure to support facilities-based local service in 10 additional markets by the end of 2001. We believe that providing facilities-based local service as part of an integrated bundle of retail services should allow us to attract and retain customers.

   Accelerating Deployment of Data Services. The rapid growth of the Internet, expansion of electronic commerce and introduction of new business applications have fueled increasing demand from small and medium-sized businesses for access to high-speed data services. We are positioning our company to meet this demand in our target markets by deploying frame relay, DSL and ATM technologies to meet the needs of existing and new business customers. As of July 15, 1999, we had installed seven frame relay switches, with plans to install an additional 22 frame relay switches by the end of 2001. These switches allow for a more cost-effective solution for our customers while providing us with a higher operating margin. We have co-located network equipment in 48 incumbent local exchange carrier central offices throughout the southeastern United States, with plans to add approximately 50 more co-locations by the end of 2001. We plan to leverage this network infrastructure, as well as our existing relationships with several Internet service providers, including PSINet, UUNet and Interpath, to sell DSL services to existing and new customers.

   Building Market Share Through Personalized Sales, Marketing and Customer Service. We believe that the key to revenue growth in our target markets is capturing and retaining small and medium-sized business customers through effective, personalized sales, marketing and customer service programs. We use a direct sales force, as well as agents and dealers, to market our integrated package of services to business customers. We strengthen our customer relationships with personalized contact for all product inquiries, repair needs and billing questions, which we believe increases customer satisfaction and customer retention.

   Focusing on the Southeastern United States. We intend to continue to focus on the high-growth southeastern United States in order to leverage our existing market presence, brand name and telecommunications network facilities. In 1998, we derived over 85% of our integrated services revenue in North Carolina, South Carolina, Georgia, Florida, Virginia and Tennessee. We believe that our regional focus will enable us to achieve higher margins as we move traffic onto our own network, to take advantage of economies of scale in network infrastructure, operations and maintenance, sales, marketing and management, and to further develop its long-standing customer and business relationships in the region. We believe our market presence and brand name awareness in the southeastern United States should continue to provide new service opportunities in the region.

   Building a Capital-Efficient Network. Since we began operations in 1983, our strategy has generally been to build and/or acquire additional network capacity as we add customers. We believe that this strategy reduces the risks associated with speculative network expansion and allows us to focus our capital expenditures in markets where network expansion will provide cost or competitive advantages. An important element of our strategy is to build our network to take advantage of our extensive customer base and sales office coverage in the southeastern United States. We have acquired approximately 3,300 miles of dark fiber from New York to Miami and Atlanta to Nashville to better serve customers in our regional market. Because the fiber is dark, we can use the latest technology to maximize the amount of voice and data traffic that we can carry on our network. Based on current multiplexing technology, we have the ability to transmit over 4 million simultaneous phone calls. In addition, because we own the fiber, we have the ability to increase the capacity of our network as future improvements in technology permit. As of July 15, 1999, approximately 1,100 miles of this network was operational. We expect the remainder to be deployed in phases through December 31, 1999. In addition, we plan to build 530 miles of fiber from Raleigh to Savannah, Georgia. We believe that our network expansion will result in higher operating margins as a greater percentage of our traffic is carried over our own network. We also expect our network expansion to provide greater control of our network and enhanced service quality.

   Leveraging Network Infrastructure to Service Wholesale Marketplace. We plan to continue leveraging our network capacity to provide a full complement of services to wholesale customers, including facilities-based carriers, switchless resellers and prepaid calling card providers. This allows us to more efficiently use our network facilities, while reducing overall fixed network costs as a percentage of revenue. As we expand our fiber optic network, we believe the strength of our wholesale customer base and service offerings will more effectively position us to market capacity.

   Expanding Through Strategic Acquisitions and Alliances. As part of our expansion strategy, we plan to consider strategic acquisitions of, and alliances with, related or complementary businesses. We believe that we can generate additional revenues by acquiring companies that do not offer a full bundle of telecommunications and data services to offer their customers. We continuously evaluate and often engage in discussions and negotiations regarding various acquisition and alliance opportunities, but are not currently a party to any agreement for a material acquisition or alliance.


Services

     Integrated Retail Services. Our integrated retail services include the following:


Local Services      We provide local services in North Carolina, South Carolina, Georgia,
                    Virginia, Florida, Tennessee and five other states, and we have authority to provide local services in 11 other states and the District of Columbia.
                    We offer a full range of local services features, including central exchange (Centrex) services, ISDN services, voice mail, universal messaging services, directory assistance, call forwarding, return call, hunting services, call pick-up, repeat dialing and speed dialing.

Long Distance       We offer both domestic and international switched and dedicated long distance services, including "1+" outbound dialing, inbound toll-free and calling card services.

Data Services       We offer both dial-up and dedicated Internet access, Web site design and hosting services, private line services and frame relay services that provide high-performance, cost-efficient interconnection of multiple local area networks or legacy systems. We plan to offer DSL and asynchronous transfer mode technologies. We are currently testing and evaluating
                    Alcatel and Teltrend HDSL products. DSL technology provides "always on" high-speed local connections to the Internet and to private and local area networks. DSL technology can increase the data transfer rates of a standard copper telephone line to up to 25 times faster than a standard dial-up modem, at a lower initial fixed investment than alternative technologies such as fiber, cable modems or satellite communications. We have preliminary agreements with Covad and NorthPoint to resell their
                    DSL services in markets where we have not installed our own equipment.
                    Asynchronous transfer mode technology will provide data transport services which allow customers to interconnect local area networks maintained at different sites at speeds that match the transmission speeds of their networks.

Paging Services     We offer advanced, facilities-based wireless paging services, including digital and alphanumeric paging, personal identification number services, voice mail, out-dial capability, locator service, fax-on-demand and broadcast faxing.

Advanced Intelligent     We offer advanced intelligent network functionality and custom services
Network Applications     tailored to the customer needs, including NPA/NXX routing, which routes calls based upon the first six digits of the calling party's telephone number, interactive voice response applications, menu routing, expanded account codes and virtual private networks.

Operator Services        We offer owners of pay telephones and multi-telephone facilities, such as hotels, hospitals and universities, live or automated operators to assist in placing outbound long distance calls and to transmit the calls over our network.

Other Enhanced           We offer conference calling services, including toll-free and operator-
Services                 assisted access, sub-conferencing and transcription services, prepaid calling cards and enhanced calling card services, including features such as voice and fax mail, voice-activated speed dialing, conference calling and network voice messaging. We also provide customized services upon request.

     As of June 30, 1999, we provided integrated retail services to approximately 30,000 small and medium-sized business customers located primarily in the southeastern United States and long distance services to over 15,000 residential customers.

     Wholesale Services. Our wholesale services include the following:



Switched Services           We offer 1+ domestic call origination and termination services over our network, as well as both inbound and outbound international services. We also provide toll-free number origination services and local access and transport area services.

Private Line Services       Our private line services provide telecommunications connectivity between a customer's different locations to transmit voice, video or data in a variety of bandwidths from DS-0 to OC-48. We also offer dedicated data facilities.

Special Access Services     Our special access services provide wholesale customers with telecommu-
                            nications lines that connect the locations of one or more long distance carriers, as well as telecommunications lines that connect an end-user to its carrier.

Signaling System 7          We offer Signaling System 7 services that reduce call connect times by
Services                    carrying the signals for setting up and routing calls. Our redundant pair of signaling transfer points, one in Atlanta and one in Raleigh, along with interconnections to the networks of Illuminet, GTE, SBC Communi-
                            cations and various regional Bell operating companies, provide access to all local access and transport areas.

Prepaid Calling Card        We provide prepaid calling card services, including such features as
Services                    private label branding, recharge capabilities, multilingual instructions and
                            24-hour customer support.

Other Wholesale             We also provide a variety of other wholesale services such as Internet
Services                    access, paging, conference calling, local, operator services and frame relay services.

     As of June 30, 1999, we provided wholesale services to over 100 telecommunications carriers and other end-user customers, including Intermedia, Cable & Wireless USA, McLeod, Nextel, ITC-DeltaCom, NEXTLINK, Williams Communications, PSINet, UUNet, MCI Worldcom, Sprint, GTE and BellSouth Mobility.


Sales and Marketing

     Integrated Retail Services

     Our retail sales efforts target small and medium-sized businesses in the southeastern United States. We believe that historically, neither the incumbent local exchange carriers nor large long distance carriers have focused their sales and marketing efforts on these customers. Our sales and marketing approach is to build long-term business relationships with our customers, with the intent of becoming the single-source provider of all their communications services. Our sales team is led by executives with experience in managing large numbers of direct sales personnel in the telecommunications industry. Our customer-support software and network architecture give our sales personnel, along with our dealers and agents, immediate access to customer data, allowing for a quick and effective response to customer requests and needs.

     We market our integrated retail services primarily through two channels: our direct sales and support force and our network of independent dealers and agents. We also market local and long distance services through our Association Program and Academic Edge Program.

     We support the direct and independent agent sales efforts with a group of skilled specialists. We currently have specialists supporting:

     o local service;

     o frame relay services;

     o private line services;

     o internet services;

     o paging and personal messaging;

     o conference calling services; and

     o operator services.

Across both sales channels, these specialists support sales efforts by:

     o meeting with customers and prospects;

     o conducting competitive analysis;

     o providing preliminary pricing services;

     o providing continued training for the sales forces; and

     o preparing proposals and providing technical support on complex sales opportunities.

Our specialists are compensated based on the acquisition and the retention of the customers for which they are responsible.

     Direct Sales and Support. Our direct sales and support staff markets our integrated retail communications services directly to end users. As of June 30, 1999, we employed over 200 direct sales representatives working in 20 sales offices located throughout the southeastern United States.

     Each of our sales offices is staffed with one or two sales managers, depending on the market, with each sales manager supporting a team of direct sales personnel and specialists. Each office generally has at least one field support representative to meet with customers, specialists and a sales administrator who tracks sales and order flow for that office. Sales managers oversee the day-to-day sales activities of their teams and act as mentors to the sales and support staff assigned to them.

     All new sales representatives receive formal training, in which we expect them to gain a thorough knowledge of our services. We train our sales force with a customer-focused program that promotes increased sales through both customer attraction and customer retention. After formal training, sales representatives participate in a continuing mentoring program. We believe this gives us a competitive advantage in attracting and retaining sales personnel.

     We base our marketing strategy on the belief that our target customers want to have their telecommunications needs met by one company. Moreover, they want to have a single point of contact for all of their product, billing and service requirements. We typically assign to each customer a dedicated field support specialist who is responsible for taking care of the customer's telecommunications needs. Our field support specialists regularly contact and meet with customers to discuss their ongoing telecommunications needs and provide competitive analyses of services. In addition, we provide 24-hour, toll-free access to a centralized customer service center.

     Our sales force compensation strategy provides significant incentives for customer retention. We compensate all sales personnel with both a salary and a new and residual commission structure based on each customer's continued use of our services. We believe that our compensation structure motivates each salesperson to remain actively involved with customers and participate in the customer support process. We believe this approach provides us with competitive advantages that increase customer retention and cross-selling opportunities and reduce the costs of customer service and support.

     Sales personnel identify potential business customers by several methods, including customer referral, market research, telemarketing and other networking alliances, such as endorsement agreements with trade associations and local chambers of commerce. Our sales personnel work closely with our specialists to address customers' network and service delivery needs and to design new services for customers.

     We have sales offices located in the cities listed below, and we plan to open 15 more sales offices by the end of 2002.


 Charlotte, NC       Wilmington, NC        Atlanta, GA            Norfolk, VA
 Chapel Hill, NC     Winston-Salem, NC     Ft. Lauderdale, FL     Richmond, VA
 Greensboro, NC      Charleston, SC        Jacksonville, FL       Roanoke, VA
 Greenville, NC      Columbia, SC          Orlando, FL            Knoxville, TN
 Raleigh, NC         Greenville, SC        Tampa, FL              Nashville, TN

     We enhance our direct and dealer sales with our Association Program. We typically pay a share of the revenue generated under the program to participating organizations and provide a discount to its members in return for being endorsed as a preferred vendor. As of June 30, 1999, over 200 organizations were participating in our Association Program.

     In order to capitalize on the excess capacity of our network, we market local and long distance services through our Academic Edge Program for colleges and universities. By using off-peak network capacity and existing infrastructure, this program produces incremental revenue without materially increasing fixed network costs. We pay a share of the revenue generated under the program to participating colleges and universities in return for being selected as an official campus telecommunications service provider. As of June 30, 1999, there were over 35 colleges and universities participating in the Academic Edge Program.

     In 1998 and for the first half of 1999, sales through our direct sales force accounted for approximately 68.5% and 71.3% of our integrated retail services revenue.

     Independent Dealer and Agent Sales. In 1992 we established a network of independent dealers and agents authorized by us to market our services. As with our direct sales force, our dealers and agents have access to our specialists. We believe this enables our dealers and agents to be more effective in their sales efforts. As compensation for their services, our authorized dealers and agents receive commissions based on services sold, usage volume and customer retention. We have dealer managers who recruit and support dealers and agents. We also support our dealers and agents through an order management team located in Raleigh. In 1998 and for the first half of 1999, sales through our authorized independent dealers and agents accounted for approximately 29.7% and 27.1% of our integrated retail services revenue.


     Wholesale Services

     We established a wholesale service sales force in November 1995. This group markets our wholesale services to telecommunications carriers, large corporations, government entities, prepaid calling card distributors and other end-user customers. We believe that we can compete effectively in this market based on a combination of price, reliability, advanced technology, route diversity, ease of ordering and customer service. We market wholesale services primarily through 14 direct sales personnel and seven support specialists located in our corporate headquarters. In general, these sales professionals locate potential customers for our wholesale services through customer referrals, trade shows and industry alliances. When contacting a potential customer, our sales professionals work with network engineers to gain a better understanding of the customer's operations and telecommunications transmission needs to develop innovative application-specific solutions to each customer's requirements.


     Marketing and Advertising

     We launch aggressive marketing and advertising programs in conjunction with initiating retail services in specific markets. These campaigns typically include print ads, mailings, trade shows and focused television and radio advertisements. We have also negotiated multiyear cooperative advertising agreements with key vendors. We also sponsor or are otherwise actively involved in a number of community and charitable events. We are negotiating an agreement to provide local and long distance services to the Carolina Hurricanes, the National Hockey League team, and the arena where the team will play, in return for certain advertising rights.

     We market our wholesale services through trade journals, event sponsorships, trade shows and direct mail campaigns.


Network

     Overview

     Since we began operations in 1983, our strategy has been to build a geographic concentration of customers before building, acquiring or extending our network to serve that concentration of customers. We lease transmission facilities on an incremental basis to satisfy customer demand. As network economics justify the deployment of switching or transport capacity, we expand our network and migrate customers onto our network.

     We believe that owning network components, rather than relying on the facilities of third parties, enables us to have more flexibility in meeting customer needs for new products and services, generate higher operating margins, obtain origination and termination fees from other carriers and maintain greater control over our network operations and service quality. Where expected market penetration does not justify the deployment of our own network elements, we utilize the networks of alternative carriers.


     Network Architecture

     We provide services to our customers over a network that supports local, long distance and high-speed data and Internet services. Our fiber network uses Nortel Network's dense wavelength division multiplexing, or DWDM, technology to increase the flexibility of the network. This technology makes our network scalable, optimizing network configurations and allowing quick deployment of needed bandwidth. Any type of signal may be directly transported over our network using this technology, each wavelength carrying different types of signals to maximize the capacity of the system.


     Local Switching Architecture

     As of July 15, 1999, we had installed Lucent 5ESS 2000 local switches, digital loop carriers and associated infrastructure in Raleigh, Charlotte, Greensboro and Wilmington, North Carolina; Atlanta, Georgia; Orlando and Jacksonville, Florida; and Columbia and Greenville, South Carolina. Each of these central office switches serves as an interconnection and concentration point between our customers and the public switch network. We intend to deploy additional local switches, digital loop carriers and associated infrastructure in 10 locations by the end of 2001.


     Co-location Facilities

     We co-locate our equipment in incumbent local exchange carrier central offices to obtain direct connections to our customers. Within most of our co-location facilities we have deployed, or are deploying, Alcatel Lightspan 2000/2012 digital loop carriers to support switched voice services. In addition, we plan to deploy digital subscriber line access multiplexers, or DSLAMs, to support our high-speed DSL services in selected facilities. This co-location architecture supports integrated voice and data service and can be extended to support emerging applications as customer requirements dictate. By designing our co-locations in this manner, we are able to allocate our overhead costs across multiple revenue streams.

     As of July 15, 1999, we had 48 co-location facilities in operation, with approximately 50 co-location facilities expected to come online by the end of 2001. In addition, we had sold over 75,000 local access lines, with 68,600 in service. Approximately 13,100, or 19%, of these lines were on our network. As we deploy additional co-locations, we will move more customers onto our network.


     Unbundled Network Elements

     To reach our customers, we lease simple copper loops, or, if customer traffic justifies, T-1 facilities, as unbundled network elements, or UNEs, from the incumbent local exchange carrier. By using unbundled network elements instead of reselling the incumbent local exchange carrier's services, we generate revenues as if we owned the copper loop to the customer without the cost and delay associated with deploying our own facilities to the customer's premises. To support our high-speed DSL service, we plan to provide customers with a modem connected to a digitally conditioned copper loop that we have leased as an unbundled network element.

     In order to acquire these unbundled network elements, we need to have an interconnection agreement in place with the incumbent local exchange carrier in each of our target markets. We have entered into interconnection agreements with the incumbent local exchange carriers in the majority of our target geographical markets, including agreements with BellSouth, GTE, Sprint, Bell Atlantic and Southwestern Bell. Although the initial term of our agreement with BellSouth, the incumbent local exchange carrier in most of those markets, expired in January 1999, the agreement provides that we continue to exchange traffic pursuant to its terms and conditions as long as and until a new agreement is negotiated. In addition, BellSouth has committed in writing that it will honor the terms of our initial agreement at least until September 23, 1999, and thereafter through any arbitration proceeding that we initiate prior to that date. Any new agreement will be retroactive to January 2, 1999.

     We are currently negotiating renewal terms for our interconnection agreement with BellSouth. We are also negotiating interconnection agreements with other incumbent local exchange carriers. As we enter new markets or as the terms of existing interconnection agreements expire, we will need to enter into new, and negotiate renewal terms for existing, interconnection agreements with the incumbent local exchange carriers in our target markets.


     Long Distance Switching Platform

     For our long distance switching platform, we have deployed Alcatel DEX 600E tandem switches in Raleigh and Dallas, and Alcatel DEX 600 switches in Atlanta, New York and Orlando. We are currently upgrading the Atlanta, New York and Orlando switches to Alcatel DEX 600E tandem switches.


     Fiber and Transport

     In October 1997, we purchased, pursuant to an indefeasible right of use, approximately 3,300 route miles of dark fiber from New York to Miami and Atlanta to Nashville on a fiber optic network being constructed by Qwest. This network will provide us with significant transmission capacity. As of July 15, 1999, approximately 1,100 miles of this network was operational. We expect the remainder of this fiber to come into service in phases through the end of 1999. Upon completion of this network, we will have 21 points-of-presence deployed on this network with DWDM and OC-48 technology. As of July 15, 1999, we had installed over 95 route miles of fiber in North Carolina's Raleigh-Durham-Research Triangle Park area. In addition, we plan to build approximately 530 miles of fiber from Raleigh to Savannah, Georgia, via Wilmington, North Carolina and Myrtle Beach, South Carolina. We expect to begin this project in the fourth quarter of 1999 and complete it in the third quarter of 2000.

     To complement our facilities-based operations, we lease long-haul network transport capacity from major network-based carriers and local access from incumbent local exchange carriers in their respective territories. We lease long-haul capacity from other carriers either directly or through the Associated Communications Companies of America, an 11-member trade organization we co-founded with other regional telecommunications service providers in 1993. The ACCA negotiates with carriers for bulk transmission capacity for its members. The collective buying power of its members enables the ACCA to negotiate as if it were one of the larger telecommunications service providers in the United States.

     Our fiber optic network will also be protected by geographically diverse routing, also called a self healing ring. When routes are not geographically diverse we have implemented electronic redundancy, which enables traffic to be rerouted to another fiber in the same fiber sheath in the event of a partial fiber cut or electronic failure.

     Using flexible network design capabilities, fiber optic connectivity is available at various speeds for more cost-effective growth of the network and improved reliability. In addition, our digital cross-connect systems will be equipped with optical interfaces to enhance flexibility and reliability.

     We also use Nortel's Integrated Network Management System to manage, operate and provision our network. This system supports our 24-hour-a-day operations, and allows online provisioning throughout the network, thus reducing errors.

     Data Transport

     As of July 15, 1999, we had deployed seven Lucent/Ascend 9000 switches to support frame relay services, and we were installing three additional switches. We also intend to deploy 19 more frame relay switches by the end of 2001. Our frame relay services allow customers to reliably and cost-effectively send and receive packets of data. Our data network connects with other carriers' frame relay networks to provide nationwide connectivity for our customers.

     We are deploying five Lucent/Ascend 500 asynchronous transfer mode, or ATM, switches to enhance transmission of high-speed data. These switches allow for a more efficient configuration of our network. ATM is targeted at customers who require high-volume data traffic, multi-media integration, and a single network architecture for their high-speed data applications. Such applications include telemedicine, distance learning, high-end video conferencing, financial service transactions, government research and process control.


     Signaling System 7 and Advanced Intelligent Network Architecture

     We own and operate a gateway pair of Alcatel MegaHub Signaling Transfer Points in Atlanta and Raleigh providing packet switching of Signaling System 7 signaling throughout our network. This system reduces call connect times by carrying the signals for setting up and routing calls. It also supports advanced services, such as caller ID, local number portability, and toll-free number portability. Our network has also been designed to use advanced intelligent network technology to allow us greater flexibility in data management and feature development. Our investment in digital switching, Signaling System 7 and advanced intelligent network technologies has significantly increased network capacity, which has lowered the cost of providing services and enabled us to sell excess capacity to other telecommunications carriers. Our redundant pair of signaling transfer points, one in Atlanta and one in Raleigh, along with interconnections to the networks of Illuminet, GTE, SBC Communications and various regional Bell operating companies, provide access to all local access and transport areas. In Atlanta, Dallas and Raleigh we operate advanced intelligent network platforms providing services such as enhanced 800 services, calling card services, virtual private networks, interactive voice response application and voice-activated dialing.


     Paging and Personal Messaging

     We own and operate a pair of Glenayre Modular Voice Processing platforms in Atlanta and Raleigh to provide facilities-based voicemail and paging services to our customer base. These platforms, which are integrated with our Lucent 5ESS 2000 and Alcatel DEX switching platforms, enable us to provide the following services:

     o numeric and alphanumeric paging;

     o voice messaging;

     o fax messaging;

     o call answering;

     o message waiting notification;

     o personal number service;

     o constant touch service;

     o voice activated dialing; and

     o calling card services.

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

     Anticipated Network Expansion

     As we plan to continue our network expansion, we expect to deploy additional co-location, switching and transport infrastructure. These network additions will support our goal of capturing additional market share and continuing to move our customers' traffic onto our network where demand warrants. Expansion of our network-based infrastructure with long distance and local switches, frame relay, asynchronous transfer mode and DSL equipment will increase the proportion of our customer traffic that is originated or terminated on our network, which we believe will result in higher long-term operating margins and greater flexibility of and control over our network operations.


Operational Support Systems

     Overview

     We believe that our operational support systems provide us with competitive advantages in terms of cost, large order volume processing and customer service. Our systems integrate and enable management of important elements of our operations, including service order entry, provisioning, workflow management, customer service and billing. Features of these systems include:

     o a modular design that enables integration of service order entry, provisioning, customer service and billing for all of the services we offer;

     o electronic workflow and routing of tasks and provisioning events;

     o electronic interfaces to other service providers to support more efficient provisioning of customer orders;

     o the ability to customize product and service offerings and pricing for individual customers and to bring new product and pricing plans to market quickly;

     o the ability to provide customers with a single bill for all of our services;

     o electronic billing that allows customers to analyze and generate their own reports using billing data; and

     o electronically routed trouble ticket technology.

     Since 1993, Electronic Data Systems Corporation has been our primary information systems supplier. We now use IXplusTM, the EDS local and long distance billing system, and EDS systems for service provisioning, network design, customer service, trouble management and fraud prevention. We have installed software developed by Metasolv to enhance our service provisioning and network design systems, and we have contracted with DSET Corporation and Metasolv to provide further enhancements to these systems. We believe that these enhancements will help us to more rapidly implement switch-based local services and offer data services in our target markets.

     We also plan to install IXplusNetTM, a Web-enabled telecommunications management system recently developed by EDS, in the first quarter of 2000. We believe that IXplusNetTM will enable us to better focus on and increase the level of personalized attention we provide to our customers and accommodate customer growth. IXplusNetTM uses Internet protocol functionality to provide a graphical user interface that presents to all users a complete view of all customer activity, including orders, provisioning, billing, customer service, trouble ticket and collections. IXplusNetTM will also integrate all of our operational support systems, including those from DSET and Metasolv.


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

 Order Entry, Service Provisioning and Network Design

     We believe that an ongoing challenge for integrated communications providers will be to continuously improve order entry and provisioning systems. We believe that IXplusNetTM will improve our order entry and provisioning systems by enabling us to access them from a single common interface for all of our service offerings. As a result, service representatives will be able to process orders more efficiently and, with online access to customer information, better manage accounts and cross-sell services to meet specific customer needs.

     Our service provisioning system automates management of the provisioning process, including workflow and scheduling. Once service orders are entered, the system schedules, assigns and routes tasks for initiating services to customers. We have electronic interfaces to BellSouth, Bell Atlantic, Ameritech, US West, SBC Communications, GTE, Sprint and Alltel to allow for more efficient provisioning of orders to migrate long distance customers to our network. To provide similar functionality for provisioning local service orders, we have contracted with DSET Corporation to engineer electronic-bonding gateways to incumbent local exchange carriers in our market. Once installed, the electronic-bonding gateways will enable us to access data from the incumbent local exchange carriers, submit service requests electronically and promptly address any issues arising from those requests. We believe that these electronic-bonding gateways can further enhance our flow-through provisioning of local services by reducing the time it takes for incumbent local exchange carriers to fulfill our service requests and by enhancing quality control of the ordering process.

     Our service provisioning and network design systems are used by our engineers to design the services we offer our customers. These systems support end-to-end circuit assignment, design and configuration in terms of both on-net and off-net facilities. Our provision system handles any service requests to other carriers for facilities needed to fill customer orders. We have contracted with Metasolv to provide enhancements to our provisioning system's circuit design functionality that we expect to install in the first quarter of 2000.


     Customer Service and Trouble Management

     We believe that our emphasis on customer service and support differentiates us from many of our competitors. We provide customer service 24 hours a day, seven days a week, primarily through our customer service and support department located in Raleigh. Trained customer care representatives answer all customers' calls.

     We monitor and measure the quality and timeliness of customer interaction through quality assurance procedures. Pick-up times for incoming calls, length of calls and other support information are automatically monitored by our automated call distribution system. Our call distribution system also dynamically allocates incoming support requests, assuring that customer calls are routed to specialists trained to handle their needs. In addition, our most knowledgeable and experienced customer support representatives are assigned to handle support requests from our largest customers.

     In the event that a customer is experiencing difficulty with a particular service, our trouble management system has an extensive trouble ticket function that allows every user to see in real-time that a trouble condition exists and the steps being taken to resolve the problem. We believe that our ability to track and resolve trouble events in a timely manner, while keeping both customers and customer service representatives informed, gives us a strategic advantage over competitors.


     Billing

     Our billing system integrates usage information for local, long distance, paging, Internet access and data services offerings to provide customers with a single bill for the services we provide. In addition, we offer electronic billing, which allows customers to analyze and generate their own reports using billing data.

     We maintain, within our billing system, all customer information, operational data, accounts receivable information, rating rules and tables and tax tables needed for billing our customers. We collect and process on a daily basis all usage information from our own network and from the networks of third-party providers. The actual process of applying rating and taxing information to the millions of individual message units generated each month, and of generating invoice print files, is conducted by a third party. Bills are printed for us by a high-speed print shop. To optimize both cash flow and internal workflow, we use multiple billing cycles. We use quality control, including boundary and statistical variation testing, sample price matrices and direct sampling, to ensure the quality of our billing process.


Involvement in Industry Organizations

     We are actively involved in industry organizations in order to promote our company and the telecommunications industry and in order to build strategic relationships.

     In 1993 we co-founded the Associated Communications Companies of America, an 11-member trade association of regional telecommunications service providers, of which our President and Chief Operating Officer, R. Michael Newkirk, is president. ACCA negotiates with carriers for bulk transmission capacity for its members. The collective buying power of its members enables ACCA to negotiate as if it were one of the larger telecommunications service providers in the United States.

     We are active in the Competitive Telecommunications Association (Comptel), a national organization that represents telecommunications companies before legislative and regulatory bodies. Mr. Newkirk serves as a member of the Board of Directors of Comptel. We are also active in, among other industry organizations, the Southeastern Competitive Carriers Association, of which Anthony M. Copeland, our Executive Vice President and General Counsel, is vice president, and the Telecommunications Resellers Association.


Competition

     The telecommunications industry is highly competitive. We believe that we compete primarily on the basis of customer service, price, reliability and availability of service offerings. Our ability to compete effectively will depend on our ability to maintain high quality services at prices generally equal to or below those charged by our competitors.


     Overall Market

     A continuing trend towards business combinations and alliances in the telecommunications industry may create significant new competitors to us. Many of these combined entities will have resources far greater than ours. These combined entities may provide a bundled package of communications products, including local, long distance and data services, that compete directly with the products we offer. These entities may also offer services sooner and at more competitive rates than we do.

     We also face competition from fixed wireless services, wireless devices that do not require site or network licensing, cellular, personal communications services, cable, satellite, other commercial mobile radio service providers and Internet telephony.

     In February 1998, Federal Communications Commission rules that make it substantially easier for many non-U.S. communications companies to enter the U.S. market went into effect. This may further increase the number of competitors.

     Long Distance Services Market

     One of the key competitive aspects of the long distance industry is customer retention. Our revenue has been, and is expected to continue to be, affected by our ability to retain our customers.

     AT&T, MCI WorldCom, Sprint and other carriers have implemented price plans aimed at residential customers with significantly simplified rate structures. This may lower long distance prices. Long distance carriers have made similar offerings available to the small and medium-sized businesses we primarily serve, creating additional pricing competition and creating pressure on gross margins. If we are unable to reduce costs in a timely manner, our margins may be significantly reduced.

     We anticipate that a number of regional Bell operating companies will seek authority to provide in-region long distance services in 1999 and beyond. The regional Bell operating companies already have extensive fiber optic cable, switching and other network facilities in their respective regions that can be used for their long distance services. Once regional Bell operating companies are allowed to offer widespread in-region long distance services, they will be in a position to offer single-source local and long distance service.

     We expect continued long distance price declines because some carriers are expanding their capacity. IXC, Qwest, Level 3 and Williams Communications, for example, are constructing nationwide fiber optic systems with routes through portions of the southeastern United States. BellSouth is likely to receive authority to use its excess capacity to market in-region long distance, and technological advances continue to expand the capacity of networks. If industry capacity expansion exceeds demand along any of our routes, we might suffer severe additional pricing pressure.


     Local Services Market

     In the local communications market, our primary competitor is the incumbent local exchange carrier serving each geographic area, including BellSouth in most of our markets. Most incumbent local exchange carriers offer substantially the same services as those offered by us. Incumbent local exchange carriers benefit from:

     o longstanding relationships with our target customers;

     o greater financial and technical resources;

     o the ability to subsidize local services from revenues in unrelated businesses; and

     o recent regulations that relax price restrictions and decrease regulatory oversight of incumbent local exchange carriers.

     If the incumbent local exchange carriers are allowed additional flexibility by regulators to offer discounts to large customers, engage in aggressive discount pricing practices, or charge competitors excessive fees for interconnection to their networks, the revenue of their competitors, including us, could be materially adversely affected.

     We also face competition from new entrants into the local services business, who may also be better established and have greater financial resources. For example, AT&T, MCI WorldCom and Sprint have each begun to offer local communications services in major U.S. markets. Other entities that currently or may offer local switched services include companies that have previously operated as competitive access providers, cable television companies, electric utilities, microwave carriers, wireless telephone system operators, out-of-region regional Bell operating companies and large customers who build private networks. These entities, upon entering into appropriate interconnection agreements or resale agreements with incumbent local carriers, including regional Bell operating companies, could offer single-source local and long distance services similar to those offered by us.

     Competition in local services has also increased as a result of changing government regulations. Certain rates we charge our customers must be filed with the FCC and/or state regulators, which provides transparency to customers and competitors. The Telecommunications Act of 1996 has increased competition in the local telecommunications business. The Telecommunications Act:

   o requires incumbent local exchange carriers and competitive local exchange carriers to interconnect their networks with those of requesting telecommunications carriers and requires incumbent local exchange carriers to allow requesting carriers to co-locate equipment on their premises;

   o requires all local exchange service providers to compensate each other for calls that originate on the network of one carrier and go to the network of the other;

   o requires all local exchange providers to offer their services for resale without unreasonable conditions;

   o requires incumbent local exchange carriers to offer to requesting telecommunications carriers certain network elements on an unbundled basis;

   o requires incumbent local exchange carriers to offer to requesting telecommunications carriers the services they provide to end-users to other carriers at wholesale rates;

   o requires all local exchange providers to permit competing carriers access to poles, ducts, conduits and rights of way at regulated prices; and

   o requires all local exchange providers to provide dialing parity and telephone number portability.

     Competition may also increase as a result of a recent World Trade Organization agreement on telecommunications services. As a result of the agreement, the FCC has made it easier for foreign companies to enter the U.S. telecommunications market.


     Data Services Market

     The market for data communications and Internet access services is extremely competitive and characterized by price declines and rapid technological innovation. There are no substantial barriers to entry, and we expect that competition will intensify in the future. We expect significant competition from a large variety of companies, including long-distance service providers, cable modem service providers, Internet service providers, online service providers, wireless and satellite data service providers and companies focusing on DSL services. These companies may offer competing products with price or other characteristics that are more attractive than our own.


Regulation

     The following summary of regulatory developments and legislation does not purport to describe all present and proposed federal, state and local regulations and legislation affecting the telecommunications industry. Other federal and state regulations are currently the subject of judicial proceedings, legislative hearings and administrative proposals which could change, in varying degrees, the manner in which the industry operates. At this time, we cannot predict the outcome of these proceedings, nor their impact upon the telecommunications industry or us. This section also sets forth a brief description of regulatory and tariff issues pertaining to our operations.

     Overview

     We are subject to federal, state and local regulation. The FCC exercises jurisdiction over all interstate and international telecommunications services. While carriers can provide domestic services without prior authorization, the FCC requires prior authorization to construct and operate international facilities or to provide resale of international services. State regulatory commissions retain some jurisdiction over the same facilities and services to the extent they are used to originate or terminate intrastate common carrier communications. Local governments may require us to obtain licenses, permits or franchises regulating the use of public rights-of-way necessary to install and operate our networks.


     Federal Regulation

     The Telecommunications Act became effective February 8, 1996. The Telecommunications Act preempts state and local laws to the extent that they prevent competitive entry into the provision of any telecommunications service. Subject to this limitation, however, the state and local governments retain most of their regulatory authority. The Telecommunications Act imposes a variety of new duties on incumbent local exchange carriers in order to promote competition in local exchange and access services. Some duties are also imposed on non-incumbent local exchange carriers, such as our company. The duties created by the Telecommunications Act include reciprocal compensation, resale, interconnection, unbundled network elements, number portability, dialing parity and access to rights-of-way.

     Incumbent local exchange carriers are required to negotiate in good faith with carriers requesting any or all of the above arrangements. Certain FCC rules regarding pricing and the unbundling of network elements that must be made available are subject to further review by the United States Court of Appeals for the Eighth Circuit and the FCC. However, carriers still may negotiate agreements, and if the negotiating carriers cannot reach agreement within a prescribed time, either carrier may request binding arbitration of the disputed issues by the state regulatory commission.

     The Telecommunications Act also eliminates previous prohibitions on the provision of long distance services by the regional Bell operating companies and the GTE operating companies. The regional Bell operating companies are now permitted to provide long distance service outside those states in which they provide local exchange service upon receipt of any necessary state and/or federal regulatory approvals that are otherwise applicable to the provision of intrastate and/or interstate long distance service. Under the Telecommunications Act, the regional Bell operating companies will be allowed to provide long distance service within the regions in which they also provide local exchange service upon specific approval of the FCC and satisfaction of other conditions, including a checklist of interconnection requirements. BellSouth has sought such authority in Louisiana and South Carolina. Both requests were denied by the FCC and the denials were upheld by the United States Court of Appeals for the D.C. Circuit. The GTE operating companies are permitted to enter the long distance market without regard to limitations by region, although regulatory approvals otherwise applicable to the provision of long distance service will need to be obtained. The GTE operating companies are also subject to the provisions of the Telecommunications Act that impose interconnection and other requirements on incumbent local exchange carriers.

     The Telecommunications Act imposes certain restrictions on the regional Bell operating companies in connection with the entry into long distance services by the regional Bell operating companies. Among other things, the regional Bell operating companies must provide long distance service within the regions in which they also provide local exchange service only through separate subsidiaries with separate books and records, financing, management and employees, and all affiliate transactions must be conducted on an arm's length and nondiscriminatory basis. The regional Bell operating companies are also prohibited from jointly marketing local and long distance services, equipment and certain information services unless competitors are permitted to offer similar packages of local and long distance services in their market. Further, the regional Bell operating companies must obtain authority to provide long distance service within the regions in which they also provide local exchange service before jointly marketing local and long distance services in a particular state. US West and Ameritech Corporation announced marketing arrangements with Qwest whereby they would market Qwest long distance services in their respective regions. The FCC found these arrangements to be unlawful. The FCC decision was affirmed on appeal.

     Prior to the passage of the Telecommunications Act, the FCC had already established different levels of regulations for dominant and non-dominant carriers. For domestic common carrier telecommunications regulation, incumbent local exchange carriers, including the regional Bell operating companies, are considered dominant carriers for the provision of interstate access and interexchange services, while other interstate service providers, such as our company, are considered non-dominant carriers. The FCC determined that the regional Bell operating companies offering interstate long distance services outside those states in which they provide local exchange service will be regulated as non-dominant carriers, as long as such services are offered by an affiliate of the regional Bell operating company that complies with certain structural separation requirements. The FCC regulates many of the rates, charges and services of dominant carriers to a greater degree than non-dominant carriers.

     Services of non-dominant carriers are subject to relatively limited regulation by the FCC. Non-dominant carriers are required to file tariffs listing the rates, terms and conditions of interstate access and international services provided by the carrier. Periodic reports concerning the carrier's interstate circuits and deployment of network facilities also are required to be filed. The FCC generally does not exercise direct oversight over cost justification and the level of charges for services of non-dominant carriers, although it has the power to do so. We must offer our interstate services on a nondiscriminatory basis, at just and reasonable rates, and remain subject to FCC complaint procedures. We have obtained FCC authority to provide international services. Pursuant to these FCC requirements, we have filed and maintain with the FCC a tariff for our interstate and international services.

     On October 29, 1996, the FCC adopted an order in which it eliminated the requirement that non-dominant interstate carriers such as our company maintain tariffs on file with the FCC for domestic interstate long distance services. Following a nine-month transition period, relationships between carriers and their customers were to be set by contract. However, on February 13, 1997, the United States Court of Appeals for the District of Columbia Circuit stayed the FCC's order pending judicial review of the appeals. If the appeals are unsuccessful and the FCC's order becomes effective, we believe that the elimination of the FCC's tariff requirement will permit us to respond more rapidly to changes in the marketplace. In the absence of tariffs, however, we will be required to obtain agreements with our customers regarding many of the terms of our existing tariffs, and uncertainties regarding such new contractual terms could increase the risk of claims against us from our customers.

     On May 8, 1997, the FCC issued an order to implement the provisions of the Telecommunications Act relating to the preservation and advancement of universal telephone service. The order requires all telecommunications carriers providing interstate telecommunications services, including our company, to contribute to universal service support. These contributions are assessed based on interstate and international end-user telecommunications revenues. The revenues for the high cost and low income fund are our estimated quarterly interstate and gross end-user telecommunications revenues. The revenues for the schools and libraries and rural healthcare fund are our estimated quarterly intrastate, interstate and international gross end-user telecommunications revenues. We may pass these costs on to our subscribers.

     The FCC also imposes prior approval requirements on transfers of control and assignments of operating licenses. The FCC has the authority to generally condition, modify, cancel, terminate or revoke operating authority for failure to comply with federal laws and/or the rules, regulations and policies of the FCC. Fines or other penalties also may be imposed for such violations. There can be no assurance that the FCC or third parties will not raise issues with regard to our compliance with applicable laws and regulations.

     The FCC, through decisions announced in September 1992 and August 1993, as modified by subsequent FCC and court decisions, has ordered the regional Bell operating companies and all but one of the other local exchange carriers having in excess of $100 million in gross annual revenue for regulated services to provide expanded interconnection to local exchange carrier central offices to any competitive access provider, long distance carrier or end user seeking such interconnection for the provision of interstate access services. As a result of these decisions and the Telecommunications Act, once we enter into interconnection agreements with local exchange carriers, we are able to reach most business customers in its metropolitan service areas and can expand our potential customer base. The Telecommunications Act now requires most incumbent local exchange carriers to offer physical collocation, enabling the interconnector to place its equipment in the central office space of these incumbent local exchange carriers.

     On August 8, 1996, the FCC adopted rules to implement the interconnection, resale and number portability provisions of the Telecommunications Act. Certain provisions of these rules were appealed. The Eighth Circuit Court vacated certain provisions, including the pricing rules and rules that would have permitted new entrants to "pick and choose" among various provisions of existing interconnection agreements between the incumbent local exchange carriers and other carriers. The Supreme Court reversed most aspects of the Eighth Circuit's decision and, among other things, decided the FCC has general authority under the Telecommunications Act to promulgate rules governing local interconnection pricing. The Supreme Court reinstated the FCC's "pick and choose" rules. The Supreme Court remanded to the FCC for further consideration its identification of the network elements that must be unbundled. The overall impact of the Eighth Circuit Court and Supreme Court decisions on us cannot yet be determined and there can be no assurance that it will not have a material adverse affect on us. In addition, other FCC rules relating to local service competition are still being challenged and there can be no assurance that decisions with respect to such rules will not be adverse to companies seeking to enter the local service market.

     The FCC has granted local exchange carriers additional flexibility in pricing their interstate special and switched access services on a central office specific basis. Although there can be no assurance, we anticipate that the FCC will grant incumbent local exchange carriers increasing pricing flexibility as the number of interconnection agreements and competitors increases. In a series of decisions, the FCC pricing rules that restructured local exchange carrier switched transport rates in order to facilitate competition for switched access. In addition, the FCC adopted rules that required incumbent local exchange carriers to substantially decrease the prices they charge for switched and special access, and changed how access charges are calculated. These changes were intended to reduce access charges paid by long distance carriers to local exchange companies and shift certain usage-based charges to flat-rate, monthly per-line charges.

     On April 10, 1998, the FCC issued a Report to Congress on its implementation of the universal service provision of the 1996 Telecommunications Act. In that report, the FCC stated that the provision of transmission capacity to Internet service providers constitutes the provision of telecommunications and is, therefore, subject to common carrier regulation. The FCC indicated it would reexamine its policy of not requiring an Internet service provider to contribute to the universal service mechanisms when the Internet service provider provides its own transmission facilities and engages in data transport over those facilities in order to provide an information service. Any such contribution would be related to the Internet service provider's provision of the underlying telecommunications services. The FCC noted it did not have an adequate record to make a decision at that time on whether certain forms of phone-to-phone Internet protocol telephony are telecommunications services rather than information services. It noted that on the record before it, the services appeared to have the same functionality as non-Internet protocol telephony and lacked the characteristics that would render the services information services.


     The FCC also has been considering whether local carriers are obligated to pay compensation to each other for the transport and termination of calls to Internet service providers when a local call is placed from an end user of one carrier to an Internet service provider served by the competing local exchange carrier. Recently, the FCC determined that it had no rule addressing inter-carrier compensation for these calls. In the absence of a federal rule, the FCC determined that it would not be unreasonable for a state commission, in some circumstances, to require payment of compensation for these calls. The FCC also released for comment alternative federal rules to govern compensation for these calls in the future. If state commissions, the FCC or the courts determine that inter-carrier compensation does not apply, we may be unable to recover our costs or will be compensated at a significantly lower rate.

     In March 1999, the FCC issued an order requiring incumbent local exchange carriers to provide unbundled loops and co-location on more favorable terms than had previously been available. The order permits co-location of equipment that could be used to more efficiently provide advanced data services such as high-speed DSL service, and requires less expensive "cageless" co-location. In the March order, the FCC deferred action on its previous proposal to permit incumbent local exchange carriers to offer advanced data services through separate affiliates, free from some of the obligations of the Telecommunications Act. Permitting incumbent local exchange carriers to provision data services through separate affiliates with fewer regulatory requirements could have a material adverse impact on our ability to compete in the data services sector. These areas of regulation are subject to change through additional proceedings at the FCC or judicial challenge.

     State Regulation. We are subject to various state laws and regulations. Most public utilities commissions subject providers such as our company to some form of certification requirement, which requires providers to obtain authority from the state public utilities commission prior to the initiation of service. In most states, we are also required to file tariffs setting forth the terms, conditions and prices for services that are classified as intrastate. We also are required to update or amend our tariffs when we adjust our rate or add new products, and we are subject to various reporting and record-keeping requirements.

     Certificates of authority can generally be conditioned, modified, canceled, terminated or revoked by state regulatory authorities for failure to comply with state law and/or the rules, regulations and policies of state regulatory authorities. Fines or other penalties also may be imposed for such violations. There can be no assurance that state utilities commissions or third parties will not raise issues with regard to our compliance with applicable laws or regulations.

     We have obtained authority to provide intrastate long distance service in all states outside of our target markets because we believe this capability enhances our ability to attract business customers that have offices outside of our target markets. We may also apply for authority to provide local exchange services in other states in the future. We hold certificates to offer local services in North Carolina, Alabama, Arkansas, California, Delaware, the District of Columbia, Florida, Georgia, Kansas, Kentucky, Louisiana, Maryland, Mississippi, Missouri, New Jersey, New York, Oklahoma, Pennsylvania, South Carolina, Tennessee, Texas, Virginia and West Virginia. While we expect and intend to obtain necessary operating authority in each jurisdiction where we intend to operate, there can be no assurance that each jurisdiction will grant our request for authority.

     Although the Telecommunications Act preempts the ability of states to forbid local service competition, some states have not yet completed all regulatory actions to comply with the

Telecommunications Act. Furthermore, the Telecommunications Act preserves the ability of states to impose reasonable terms and conditions of service and other regulatory requirements.

     We believe that, as the degree of intrastate competition increases, states will offer incumbent local exchange carriers increasing pricing flexibility. This flexibility may present incumbent local exchange carriers with an opportunity to subsidize services that compete with our services with revenues generated from non-competitive services, thereby allowing incumbent local exchange carriers to offer competitive services at prices below the cost of providing the service. We cannot predict the extent to which this may occur or its impact on our business.

     Local Government Authorizations. We are required to obtain street use and construction permits and licenses and/or franchises to install and expand our fiber optic network using municipal rights-of-way. In some municipalities where we have installed or anticipate constructing networks, we will be required to pay license or franchise fees typically based on a percentage of gross revenues or on a per linear foot basis. There can be no assurance that, following the expiration of existing franchises, fees will remain at their current levels. In many markets, incumbent local exchange carriers do not pay such franchise fees or pay fees that are substantially less than those required to be paid by us. To the extent that competitors do not pay the same level of fees as us, we could be at a competitive disadvantage. Termination of the existing franchise or license agreements prior to their expiration dates or a failure to renew the franchise or license agreements and a requirement that we remove our facilities or abandon our network in place could have a material adverse effect on us.


Employees

     As of June 30, 1999, we employed approximately 850 employees. We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified employees. None of our employees are currently represented by a collective bargaining agreement. We believe that our relations with our employees are good.


Properties

     We lease offices and space in a number of locations, primarily for sales offices and network equipment installations. We lease approximately 95,000 square feet of office space for our corporate headquarters in Raleigh, North Carolina, under a lease expiring in April 2005. We lease space for sales offices in North Carolina, Florida, Georgia, South Carolina, Tennessee and Virginia. The leases for these offices expire between August 1999 and April 2005. In addition, we lease office space and land for our network equipment. These leases expire between September 1999 and January 2009. We have also obtained franchises and rights of way to install our fiber optic network. We believe that our leased facilities are adequate to meet our current needs and that additional facilities are available to meet our needs for the foreseeable future.


Legal Proceedings

     On September 14, 1998, Gulf Communications, L.L.C. filed suit against us alleging breach of a telecommunications services agreement for the termination of long distance traffic. Gulf contends that the agreement requires us to terminate a specified number of minutes per month and that we did not fulfill our alleged commitment. Gulf also alleges fraud in the inducement of the agreement and seeks an unspecified amount of actual and punitive damages, plus interest, attorneys' fees and costs. We intend to vigorously defend ourselves against Gulf's claims. Discovery is ongoing. Defending this lawsuit may be expensive and time-consuming and, regardless of whether the outcome is favorable to us, could divert substantial financial, management and other resources from our business. An adverse outcome could subject us to significant liability.

     Except as described above, we are not a party to any pending legal proceedings that we believe would, individually or in the aggregate, have a material adverse effect on our financial condition or results of operations.

                                   MANAGEMENT


Executive Officers and Directors

     The following table sets forth certain information concerning our executive officers and directors as of June 30, 1999:



Name                                    Age                    Position(s) with Company
------------------------------------   -----   --------------------------------------------------------
    Peter T. Loftin ................    41     Chairman, Chief Executive Officer and Director
    R. Michael Newkirk .............    37     President, Chief Operating Officer and Director
    H.A. (Butch) Charlton ..........    48     Executive Vice President
    Anthony M. Copeland ............    43     Executive Vice President, Secretary and General Counsel
    Brian K. Branson ...............    34     Chief Financial Officer, Treasurer and Director
    Thomas F. Darden ...............    44     Director
    William M. Moore, Jr. ..........    59     Director
    Paul J. Rizzo ..................    71     Director

     Peter T. Loftin founded BTI and serves as Chief Executive Officer and Chairman of the Board of Directors. Mr. Loftin has more than 15 years of experience in the telecommunications industry. He serves on the Advisory Board of the Duke Heart Center at the Duke University Medical Center, the Steering Committee for the North Carolina Museum of Natural Sciences, the Board of Directors of the Greater Raleigh Chamber of Commerce and the Board of Visitors of the Kenan-Flagler Business School at the University of North Carolina at Chapel Hill ("UNC-CH"). Mr. Loftin attended North Carolina State University.

     R. Michael Newkirk joined BTI in 1986 and has served as Chief Operating Officer since October 1996, President since July 1997 and as a director since August 1997. Mr. Newkirk was Executive Vice President of BTI from March 1994 until October 1996. Mr. Newkirk has over 15 years of experience in the telecommunications industry and is President of the Associated Communications Companies of America. He also serves on the Board of Directors of the Competitive Telecommunications Association (Comptel), a national organization that represents telecommunications companies before legislative and regulatory bodies.

     H.A. (Butch) Charlton has served as Executive Vice President since July 1997. Mr. Charlton had joined FiberSouth as its President and Chief Executive Officer in April 1997. We acquired the fiber optic network assets of FiberSouth in September 1997, See "Certain Transactions". Mr. Charlton served from 1984 to 1997 with DSC Communications Corporation, a manufacturer of telecommunications equipment for local, long distance and cellular markets, most recently as Vice President -- Public Network Sales. Prior to joining DSC, Mr. Charlton spent 13 years with Contel Corporation, a local exchange carrier, holding a variety of positions in the engineering and network planning area. Mr. Charlton holds a B.S. in Business Finance from the University of Texas at Dallas.

     Anthony M. Copeland joined BTI as General Counsel in 1992 after serving as Chief Counsel for the North Carolina Department of Public Instruction and as Assistant District Attorney for North Carolina's 10th Prosecutorial District. Mr. Copeland has served on the North Carolina Board of Public Telecommunications since July 1995, and in July 1996 was appointed to the Board of Directors of the North Carolina Electronics and Information Technologies Association. He also is the vice president of the Southeastern Competitive Carriers Association and is a member of the Federal Communications Bar Association, the North Carolina State Bar and the North Carolina Bar Association. Mr. Copeland received his A.B. from Duke University and his J.D. from the T.M. Cooley Law School at Lansing, Michigan.

     Brian K. Branson was named Chief Financial Officer in August 1996 and Treasurer and a director in August 1997. Mr. Branson joined BTI in July 1992 as a financial analyst and served in a variety of financial roles prior to his appointment as Chief Financial Officer. Prior to joining BTI, he worked in the Entrepreneurial Services Group of Ernst & Young LLP. Mr. Branson is a board member of the National Telecom Data Exchange. Mr. Branson is a Certified Public Accountant and holds a B.S. in Accounting and an M.B.A. from Elon College.

     Thomas F. Darden has served since 1984 as Chairman of Cherokee Sanford Group LLC or its predecessors and affiliates, which include companies in building materials and environmental remediation and an institutional investment fund. He also serves as a director of two public companies, Waste Industries, Inc. and Winston Hotels, Inc., and is a trustee of Shaw University. Mr. Darden holds a B.A. and an M.R.P. in Environmental Planning from UNC-CH and a J.D. from Yale University.

     William M. Moore, Jr. served as Chairman of the Board and Chief Executive Officer of Trident Financial Corp., a specialty investment bank, from 1975 until its acquisition by KeyCorp on June 1, 1999. He currently serves as a senior advisor to McDonald Investments, the investment banking subsidiary of KeyCorp, and as a director of the following private companies: Franklin Street Partners; Anchor Capital Corp.; Oberlin Capital, LP; MCNC; and Franklin Street Trust Co. In the past, Mr. Moore served as chairman of the Educational Foundation at UNC-CH and as the president of the Kenan-Flagler Business School Foundation at UNC-CH. He currently serves as a trustee of the National Humanities Center and is an adjunct professor of finance at the Kenan-Flagler Business School at UNC-CH. Mr. Moore holds a B.S. in Naval Science from the U.S. Naval Academy and an M.B.A. from the Kenan-Flagler Business School at UNC-CH.

     Paul J. Rizzo has served as Chairman of the Board of Franklin Street Partners, a private investment company, since 1996 and also serves as a director of the following public companies: Kenan Transport Co.; Pharmaceutical Product Development; Ryder System Inc.; and Johnson & Johnson. Following his retirement as Vice Chairman of IBM in 1987, Mr. Rizzo became Dean of the Kenan-Flagler Business School at UNC-CH. He returned to IBM in 1993 as Vice Chairman and retired from that position in 1994. Mr. Rizzo serves as chairman of the Board of the University of North Carolina Healthcare System. In addition, he serves as a director of four private companies.

     There are no family relationships between any of our directors or executive officers.


Committees of the Board of Directors

     We have a compensation committee currently composed of Messrs. Darden, Moore and Rizzo. The compensation committee reviews and acts on matters relating to compensation levels and benefit plans for our executive officers and key employees, including salary and stock options. The compensation committee is also responsible for granting stock options and other awards to be made under our existing incentive compensation plans.

     We also have an audit committee composed of Messrs. Darden, Moore and Rizzo. The audit committee assists in selecting our independent auditors and in designating services to be performed by, and maintaining effective communication with, those auditors.


Incentive Compensation Plans

 1997 Stock Plan

     Our 1997 Stock Plan was adopted by the Board of Directors in August 1997. A total of 7,500,000 shares of common stock has been reserved for issuance under the 1997 Stock Plan. As of June 30, 1999, options to purchase 3,276,461 shares of common stock at a weighted average exercise price of $1.33 per share had been granted and no shares had been issued under the plan. The 1997 Stock Plan will terminate in August 2007, unless sooner terminated by the Board of Directors.

     Our stock plan provides for grants of "incentive stock options," within the meaning of Section 422 of the Internal Revenue Code, to employees (including officers and employee directors) and grants of nonstatutory options to employees and consultants. It also allows for the grant of stock purchase rights. The stock plan is administered by the Board of Directors. The exercise price of incentive stock options granted under the stock plans must not be less than the fair market value of the common stock on the date of grant. With respect to any optionee who owns stock representing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option must be equal to at least 110% of the fair market value of the common stock on the date of grant, and the term of the option must not exceed five years. The terms of all other options may not exceed ten years. The aggregate fair market value of common stock (determined as of the date of the option grant) for which incentive stock options may for the first time become exercisable by any individual in any calendar year may not exceed $100,000.

     The Board may amend or terminate the plan at any time, except that shareholder approval may be required for such amendment or termination. No amendment or termination may adversely affect the rights, with respect to previous grants, of any optionee without his or her consent. The Board may also select the consultants and employees to whom options or stock purchase rights may be granted as well as the number of shares of common stock covered by each award and the terms and conditions, including any vesting schedule, for each award. The Board may accelerate the vesting or exercisability of any option or stock purchase rights issued under the plan.

     The plan also provides for the award of stock purchase rights, subject to the execution of a restricted stock purchase agreement which, unless the Board determines otherwise, grants us an option to repurchase the restricted stock upon termination of its recipient and at the purchase price paid by the recipient. The purchase price, specified in the agreement, may not be less than 85% of the fair market value of the underlying shares at the time of the award. A holder of stock purchase rights is entitled to the same rights as a shareholder.

     In the event of any change in our outstanding common stock by reason of a stock split, reverse stock split, stock dividend, combination, recapitalization or reclassification of our common stock, or any other increase or decrease in the number of issued shares effected without receipt of consideration, the plan provides, subject to any shareholder action, for the proportionate increase or decrease in the number of shares of our common stock authorized for issuance under the plan and covered by each outstanding option or stock purchase right.

     In the event of a proposed sale of all or substantially all of our assets or a merger of our company with or into another corporation where the successor corporation issues its securities to our shareholders, the plan provides that either all outstanding options and stock purchase rights are assumed, or, an equivalent security is substituted by the successor. All such assumed or substituted securities shall vest in their entirety on termination without cause, within 12 months of the event, of the holder of the securities. The outstanding options and stock purchase rights vest, and become immediately exercisable, prior to the consummation of the event, if the successor corporation refuses to assume, or to provide a substitute, for the securities.


     Employee Stock Purchase Plan

     In July 1999, the Board of Directors and sole shareholder adopted the BTI Telecom Corp. Employee Stock Purchase Plan. The purchase plan is intended to qualify as an "employee stock purchase plan" under the Internal Revenue Code. A total of 250,000 shares are reserved for issuance under the plan.

     The purchase plan will be administered by the Compensation Committee of the Board of Directors. Generally, each offering of common stock under the plan is for a period of six months. Offerings will start on or about January 1 and July 1 of each year The first plan offering, however, will begin on the effective date of this offering and end on June 30, 2000. The plan will continue until terminated by the Board of Directors or until all of the shares reserved for issuance under the plan have been issued.

     Only our full-time employees who have been with us for at least six months can participate in the plan. Payroll deductions must equal at least $10 per semimonthly pay period and $20 per monthly pay period. No person who owns shares or holds options to purchase, or who as a result of participation in the plan would own shares or hold options to purchase, 5% or more of the total combined voting power or value of all classes of our stock is entitled to participate in the plan. Once an employee becomes a participant in the plan, he or she will automatically participate in each successive offering until such time as he or she ceases to be a full-time employee or withdraws from the plan.


     On the last day of each offering period, participants purchase shares of our common stock with their accumulated payroll deductions. The purchase price per share generally will be 85% of the lesser of the fair market value of the shares on the beginning and end of the six-month offering period.

     Participants may not purchase shares of our common stock under the plan having a fair market value exceeding $25,000, as determined as of the beginning of each offering period, in any calendar year.

     A participant may withdraw from an offering at any time without affecting his or her eligibility to participate in future offerings. Once a participant withdraws from an offering, however, he or she may not again participate in the same offering.

     In the event of a transfer of control of our company, the Board of Directors may arrange with the surviving, continuing, successor or purchasing corporation, or the parent of that corporation, to assume our company's rights and obligations under the plan. Purchase rights that are neither assumed by the acquiring corporation nor exercised as of the transfer of control terminate as of the date of the transfer of control.

     The Board of Directors may at any time amend or terminate the purchase plan, except that any termination shall not affect purchase rights previously granted under the plan, nor may any amendment make any change in a purchase right previously granted under the plan that would adversely affect the right of any participant. In addition, an amendment to the plan must be approved by our shareholders within 12 months of the adoption of the amendment if required under any applicable law.


 401(k) Plan

     We maintain a tax-qualified employee savings and retirement plan for employees who elect to participate. Subject to certain limitations, participants may contribute up to 20% of their compensation on a pre-tax basis to the 401(k) plan. In 1996, 1997 and 1998, we contributed matching funds in amounts equal to 50% of each dollar of an employee's contributions, up to the point at which employee contributed 6% of the employee's salary. Amounts attributable to participant contributions under the 401(k) plan are fully vested at all times (with our contributions vesting beginning after three years and becoming fully vested after five years). Participants are entitled to receive their vested 401(k) plan accounts, including investment earnings, upon death, retirement or other termination of employment.

Executive Compensation

     Summary Compensation Information

     The following table sets forth information concerning the cash and non-cash compensation during fiscal years 1996, 1997 and 1998 of:

     o our Chief Executive Officer

     o our four other most highly compensated executive officers during 1998 and whose salary and bonus exceeded $100,000 during 1998.

                          Summary Compensation Table

                                                                                               Long-Term
                                                         Annual Compensation              Compensation Awards
                                                       ------------------------   -----------------------------------
                                             Fiscal                                Stock Options        All Other
Name and Principal Position                   Year        Salary        Bonus         (Shares)         Compensation
-----------------------------------------   --------   -----------   ----------   ---------------   -----------------
Peter T. Loftin, Chairman and Chief
  Executive Officer .....................    1998       $875,016     $ 2,537                --         $  138,982(a)
                                             1997        500,000     129,403                --            275,440(b)
                                             1996        500,000      20,763                --            346,193(c)
R. Michael Newkirk, President
  and Chief Operating Officer ...........    1998        168,750     130,000           250,000             16,736(d)
                                             1997        125,000     210,313         1,732,960             17,478(e)
                                             1996        100,000     137,706                --             10,327(f)
Anthony M. Copeland, Executive Vice
  President and General Counsel .........    1998        145,000      20,000           125,000             12,290(g)
                                             1997        120,000      52,048            33,330             12,857(h)
                                             1996        100,000      17,586                --             13,728(i)
H.A. (Butch) Charlton, Executive
  Vice President ........................    1998        175,000      50,000           125,000              8,300(j)
                                             1997        122,052      34,428            33,330                 --(k)
Brian K. Branson, Chief Financial Officer
  and Treasurer .........................    1998        121,667          --           125,000             13,001(l)
                                             1997         95,000      30,929            33,330             13,246(m)

--------

 (a) Includes $62,000 of relocation expenses, $5,190 medical insurance premium cost, $2,213 disability insurance cost, $4,793 telephone expense, $21,161 tax planning/consulting cost and $43,625 car allowance and personal use of company vehicles.

 (b) Includes $225,600 of relocation expenses, $2,213 disability insurance, $3,175 telephone expense, $949 of miscellaneous expenses and a $43,502 car allowance.

 (c) Includes $209,952 of relocation expenses, $45,835 personal use of an airplane, $2,213 disability insurance cost, $3,842 telephone expenses, $42,112 of miscellaneous expenses and a $43,239 car allowance.

 (d) Includes $4,800 of matching contributions to the 401(k) plan and $11,936 representing the taxable portion of car lease payments.

 (e) Includes $11,177, representing the taxable portion of certain car lease payments, and $6,301 of BTI's matching contributions to the 401(k) plan. Current annual base salary is $150,000.

 (f) Includes $7,134 of matching contributions to the 401(k) plan and $3,193 representing the taxable portion of car lease payments.

 (g) Includes $4,770 of BTI's matching contributions to the 401(k) plan and $7,520 representing the taxable portion of car lease payments.

 (h) Includes $3,825 car allowance, $4,750 of matching contributions to the 401(k) plan, and $4,282 representing the taxable portion of certain car lease payments.

 (i) Includes a $10,200 car allowance and $3,528 of matching contributions to the 401(k) plan.

 (j) Includes $4,800 of matching contribution to the 401(k) plan and $3,500 representing the taxable portion of car lease payments.

 (k) Salary includes $71,010 paid by FiberSouth. Bonuses include $22,000 paid by FiberSouth.

 (l) Includes $3,041 of matching contributions to the 401(k) plan and $9,960 representing the taxable portion of certain car lease payments.

 (m) Includes $2,000 car allowance, $3,148 of matching contributions to the 401(k) plan and $8,098 representing the taxable portion of car lease payments.

 Option Grants, Exercises and Holdings and Fiscal Year-End Option Values

     The following table sets forth information regarding options granted during fiscal year 1998 to the executive officers named in the compensation table above.


           Option Grants During Fiscal Year Ended December 31, 1998



                                                                                                     Potential Realizable Value
                                                                                                      at Assumed Annual Rates
                                                                                                          of Stock Price
                                                                                                           Appreciation
                                 Number of Shares    % of Total Options     Exercise or
                                    Underlying      Granted to Employees    Base Price    Expiration     for Option Term(b)
Name                              Options Granted    in Fiscal Year 1997   Per Share(a)      Date         5%          10%
------------------------------- ------------------ ---------------------- -------------- ----------- ----------- -------------
R. Michael Newkirk ............      250,000                 25.5%           $  3.00      12/21/08   $471,671    $1,195,307
Anthony M. Copeland ...........      125,000                 12.7               3.00      12/21/08    235,835       597,653
H.A. (Butch) Charlton .........      125,000                 12.7               3.00      12/21/08    235,835       597,653
Brian K. Branson ..............      125,000                 12.7               3.00      12/21/08    235,835       597,653

--------
(a) The exercise price may be paid in cash or by any other means determined by the Board of Directors.

(b) The compounding assumes a 10-year exercise period for all option grants. These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock, which is not currently publicly traded. The amounts reflected in this table may not necessarily be achieved.

     The following table sets forth certain information concerning the number and value of unexercised options held as of December 31, 1998 by the executive officers named in the compensation table above. No stock options were exercised in 1998.


                         Fiscal Year End Option Values


                                  Number of Securities Underlying        Value of Unexercised
                                      Unexercised Options at             In-the-Money Options
                                         December 31, 1998             at December 31, 1998(a)
                                  -------------------------------   ------------------------------
Name                               Exercisable     Unexercisable     Exercisable     Unexercisable
-------------------------------   -------------   ---------------   -------------   --------------
R. Michael Newkirk ............     1,749,633         233,327       $4,982,237          $     0
Anthony M. Copeland ...........        41,667         116,663                0           99,657
H.A. (Butch) Charlton .........        74,997          83,333           99,657                0
Brian K. Branson ..............        41,667         116,663                0           99,657

--------
(a) Value based on the difference between the fair market value of a share of common stock at December 31, 1998 ($3.00), as determined in good faith by the Board of Directors, and the exercise price of the options.


     Severance Agreements

     In December 1998, we entered into severance agreements with Mr. Newkirk, Mr. Charlton, Mr. Copeland and Mr. Branson. These agreements require us to pay these officers severance if their employment by us is terminated, other than for cause, within three years of:

     (1) the date on which Peter T. Loftin is no longer Chairman of our Board of Directors; or

     (2) the sale of our company.

The severance payments would be payable over three years and include:

     (1) three times the officer's annual base salary for the full calendar year prior to termination;

     (2) three times the officer's cash bonuses for the full calendar year prior to termination;

     (3) three times the officer's average annual commissions for the two full calendar years prior to termination; and

     (4) fringe benefits and perquisites as provided immediately prior to termination.

In addition, the officer would get use of his company car and reimbursement of up to $10,000 for all reasonable executive out-placement services for up to 12 months.


     Director Compensation

     Directors receive no cash compensation for serving on our Board, but we do reimburse their out-of-pocket expenses in connection with attending meetings. In 1998, each director who was not an employee was granted a fully vested option to purchase 3,333 shares of common stock at an exercise price of $3.00 per share.


     Compensation Committee Interlocks and Insider Participation

     We recently established a compensation committee consisting of Messrs. Darden, Moore and Rizzo, none of whom have ever been employees of our company. During 1998, Peter T. Loftin, our Chairman of the Board, Chief Executive Officer and the sole shareholder, was the only current or former officer or employee of BTI Telecom or any of its subsidiaries who participated in deliberations of the Board of Directors concerning executive officer compensation. No executive officer of BTI Telecom serves as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of our Board of Directors.

                              CERTAIN TRANSACTIONS

     We lease on a month-to-month basis a townhouse in Raleigh, North Carolina for relocation of employees and a condominium in Wilmington, North Carolina for corporate and customer entertainment from Peter T. Loftin, our Chairman, Chief Executive Officer and the sole shareholder. Lease payments for the townhouse were $32,500 in 1996, $30,000 in 1997, $30,000 in 1998 and $15,000 for the six
months ended June 30, 1999, and for the condominium, $32,500 in 1996, $30,000 in 1997, $30,000 in 1998 and $15,000 for the six months ended June 30, 1999. We have terminated these leases effective July 31, 1999.

     We also lease a corporate aircraft from an entity controlled by Mr. Loftin. Lease payments for the aircraft, which is subject to a five-year lease entered into in November 1995, were $343,000 in each of 1996, 1997 and 1998, and $171,000 for the six months ended June 30, 1999. This lease is a "dry" lease, which means that we pay all costs of operation of the aircraft. We intend to terminate this lease prior to the end of 1999 and enter into a similar new lease with the same entity. We plan to enter into a five-year lease with a five-year option with estimated annual lease payments of $750,000.

     Beginning in 1994, we paid certain operating expenses and provided certain management services for ComSouth Cable International, Inc., an undersea fiber optic cable company which is 80% owned by Mr. Loftin. These expenses totaled $176,803 in 1996 and $372,013 in 1997. We expect no further funding of these expenses.

     Since February 1997, we have sold certain integrated telecommunications services through International Communications Corporation, a company which is 50% owned by Mr. Loftin. We paid ICC between a 5% and 20% commission on all sales through it. During 1998, we paid ICC $493,000 in commissions pursuant to this arrangement. We have not paid ICC any commissions in 1999. We do not expect to sell our services through ICC in 1999 or thereafter.

     Pursuant to a shareholders' agreement, Mr. Loftin and A.B. Andrews, a former shareholder of BTI, were entitled to receive distributions in amounts sufficient to pay their taxes resulting from ownership of BTI while it was an S corporation. For each shareholder, these distributions were $283,325 in 1996, and $192,300 in 1997. In addition, each of them was entitled to receive additional dividends in an amount equal to $61,736 per month. Each shareholder received additional dividends of $740,835 in 1996 and $600,898 in 1997. Under the shareholders' agreement, Mr. Loftin was required to loan us the additional dividends paid to him through June 1996. This loan, which as of June 30, 1999 totaled $260,000, net of certain advances to Mr. Loftin, bears interest at prime and is payable over 24 months through September 1999. The shareholders' agreement and the right to receive additional dividends terminated upon our reorganization in September 1997. However, we have indemnified Mr. Loftin and Mr. Andrews for any additional tax obligations arising from income earned by BTI while it was an S corporation. We believe that any such reimbursements will not have a material adverse effect on us.

     In September 1997, we acquired all of the fiber optic network facilities assets of FiberSouth, whose sole director, chief executive officer and principal shareholder is Mr. Loftin, for approximately $31.0 million, and repaid approximately $5.3 million of FiberSouth indebtedness, together with accrued interest.

     In July 1998, we acquired a multimedia franchise in Raleigh from FiberSouth for approximately $1.5 million in cash. We are currently considering our alternatives with respect to this franchise, including the possibility of selling it to a third party.

     We believe that all of the transactions described above are on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth as of June 30, 1999 the number of shares of common stock and the percentage of outstanding shares of common stock that are beneficially owned by:

   o each person that is the beneficial owner of more than 5% of the outstanding shares of our common stock;

     o each director;

     o each of the named executive officers; and

     o all of our current directors and executive officers as a group.



                                                                                                    Percentage
                                                                                                Beneficially Owned
                                                                                              ----------------------
                                                                              Number
                                                                             of Shares          Before       After
Name of Beneficial Owner                                                Beneficially Owned     Offering     Offering
--------------------------------------------------------------------   --------------------   ----------   ---------
Peter T. Loftin(a) .................................................        100,000,000          100.0%         %
R. Michael Newkirk(b) ..............................................          1,749,633            1.7
H.A. (Butch) Charlton(b) ...........................................             74,997              *
Anthony M. Copeland(b) .............................................             41,667              *
Brian K. Branson(b) ................................................             41,667              *
Thomas F. Darden(b) ................................................              3,333              *
William M. Moore, Jr.(b) ...........................................              3,333              *
Paul J. Rizzo(b) ...................................................              3,333              *
Directors and executive officers as a group (8 persons)(c) .........        101,917,963          100.0%

--------
     * Less than one percent.

(a) The shareholder's address is c/o BTI Telecom Corp., BTI Corporate Center, 4300 Six Forks Road, Raleigh, North Carolina 27609.

(b) Consists entirely of shares of common stock that such person has the right to purchase pursuant to options.

(c) Includes 1,917,963 shares of common stock that such persons have the right to purchase pursuant to options.

                         DESCRIPTION OF CAPITAL STOCK


     Upon completion of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, no par value per share, and 10,000,000 shares of preferred stock, $.01 par value per share. Immediately prior to this offering, 100,000,000 shares of common stock and no shares of preferred stock were issued and outstanding.


Common Stock

     Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally, including the election of directors. Holders of common stock will be entitled to receive dividends, if any, declared from time to time by BTI Telecom's board of directors out of funds legally available for dividends. If BTI Telecom is liquidated, dissolved or wound-up, holders of common stock will share proportionately in all assets available for distribution. However, dividend and distribution rights of holders of common stock will be subject to the rights of any holders of any series of preferred stock as described below. The holders of common stock have no preemptive or conversion rights. The common stock does not have cumulative voting rights. As a result, the holder or holders of more than half of the shares of common stock voting for the election of directors can elect all directors being elected at that time. All shares of common stock outstanding immediately following the offering will be fully paid and will not be subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to the common stock.


Preferred Stock

     The Board of Directors is authorized, without further shareholder action, to issue preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences, of the preferred stock. Although there is no current intention to do so, the Board of Directors may, without shareholder approval, issue shares of a class or series of preferred stock with voting and conversion rights which could adversely affect the voting power or divided rights of the holders of common stock and may have the effect of delaying, deferring or preventing a change in control.


Statutory and Other Provisions

     Statutory Provisions

     We are subject to the North Carolina Shareholder Protection Act. This law, with certain exceptions discussed below, requires approval of certain business combinations between a North Carolina corporation and any beneficial holder of more than 20% of the voting shares of the corporation by the holders of at least 95% of the voting shares of the corporation. Business combinations subject to this approval requirement include:

     o any merger or consolidation of the corporation with or into any other corporation;

     o the sale or lease of all or any substantial part of the corporation's assets; or

     o any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity.

     The principal exception to the special voting requirement applies to business combinations that satisfy various complex statutory provisions, including provisions relating to the fairness of the price and the constituency of the Board of Directors. In addition, the special voting requirement does not apply to any corporation if:

     (1) the corporation was not a public corporation at the time such other entity acquired in excess of 10% of the voting shares;

     (2) the corporation adopted an amendment to its bylaws or provided in its original articles of incorporation that the provisions shall not apply to it in accordance with the statue; or

     (3) the business combination in question was the subject of an existing agreement of the corporation on April 23, 1987.

In addition, corporations with fewer than 2,000 shareholders of record and those whose stock is not listed on a national securities exchange are exempt from the special voting requirement.

     We are also subject to "The North Carolina Control Share Acquisition Act." This law provides that shares acquired in a transaction that would cause the acquiring person's voting power to meet or exceed any of three thresholds (20%, 33.3% or a majority) of voting power have no voting rights unless granted by a majority vote of all the outstanding shares of the corporation (not including interested shares) entitled to vote for the election of directors. "Interested shares" means the shares of a corporation beneficially owned by:

     (1) any person who has acquired or proposes to acquire control shares in a control share acquisition;

     (2) any officer of the corporation; or

     (3) any employee of the covered corporation who is also a director of the corporation.

     This provision empowers an acquiring person to require the North Carolina corporation to hold a special meeting of shareholders to consider the matter within 50 days of its request.

     These provisions were designed to deter takeovers of North Carolina corporations.

Other Provisions

     Our bylaws contain other provisions that could have the effect of deterring a takeover of our company, including:

     Nomination of Directors; Filling of Vacancies. Our bylaws provide that nominations for the election of directors may only be made by the Board of Directors, a nominating committee of the Board of Directors or by any shareholder entitled to vote generally in the election of directors where such shareholder complies with certain notice provisions. The purpose of these provisions is to provide us with advance notice of a nomination and to discover arrangements or relationships between a shareholder and his or her nominees. This provision may have the effect of impeding efforts to gain control of the Board by anyone who obtains a controlling interest in our common stock.

     Special Meetings of Shareholders. Our bylaws provide that special meetings of the shareholders may be called only by the President, the Chief Executive Officer, the Chairman of the Board or a majority of the Board of Directors then in office. As a result, this provision would restrict the shareholders from compelling the consideration of proposals over the opposition of the Board of Directors.

     Shareholder Proposals. Our bylaws provide that shareholders who wish to bring business before a meeting of shareholders must follow specified procedures, including advanced written notice to us. This provision may make it more difficult for shareholder proposals to be considered at shareholder meetings.


Transfer Agent and Registrar

     The transfer agent and registrar for the common stock is       .

                   UNITED STATES FEDERAL TAX CONSEQUENCES TO

                       NON-U.S. HOLDERS OF COMMON STOCK

General

     The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of our common stock that may be relevant to you if you are a "non-U.S. holder." For purposes of this summary, a non-U.S. holder is a beneficial owner of our common stock that is, for United States federal income tax purposes:

     o a nonresident alien individual

     o a foreign corporation

     o a nonresident alien fiduciary or foreign estate or trust or

     o a foreign partnership.

     This discussion does not address all aspects of United States federal income and estate taxation that may be relevant to you in light of your particular circumstances, and does not address any foreign, state or local tax consequences. Furthermore, this discussion is based on provisions of the Internal Revenue Code, Treasury regulations and administrative and judicial interpretations as of the date hereof. All of these are subject to change, possibly with retroactive effect, or different interpretations. If you are considering buying our common stock, you should consult your own tax advisor about current and possible future tax consequences of holding and disposing of our common stock in your particular situation.


Distributions

     Currently, we do not intend to pay dividends. In the event that we change this policy and declare dividends on our common stock, any such dividends paid to a non-U.S. holder that are not effectively connected with a United States trade or business of the non-U.S. holder or, if a tax treaty applies, are not attributable to a United States permanent establishment or fixed base of the non-U.S. holder, will, to the extent paid out of earnings and profits, be subject to United States withholding tax at a 30 percent rate or, if a tax treaty applies, a lower rate specified by the treaty. To receive a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a duly completed Form 1001 or Form W-8BEN, or substitute form, certifying to its qualification for such rate. If a distribution is made that is not a dividend, it will first constitute a return of capital that is applied against the non-U.S. holder's basis in the common stock and any remaining amount will be treated as gain from the sale or exchange of the common stock.

     Currently, withholding is generally imposed on the gross amount of a distribtuion, regardless of whether we have sufficient current and accumulated earnings and profits to cause the distribution to be a dividend for U.S. federal income tax purposes. However, withholding on distributions made after December 31, 2000 may be on less than the gross amount of the distribution if the distribution exceeds a reasonable estimate made by us of our accumulated and current earnings and profits.

     Dividends that are effectively connected with the conduct of a trade or business within the United States of a non-U.S. holder and, if a tax treaty applies, are attributable to a United States permanent establishment or fixed base of the non-U.S. holder, are exempt from United States federal withholding tax, provided that the non-U.S. holder furnishes to us or our paying agent a duly completed Form 4224 or Form W-8ECI, or substitute form, certifying the exemption. However, dividends exempt from United States withholding because they are effectively connected or they are attributable to a United States permanent establishment or fixed base are subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates. Any such effectively connected dividends received by a foreign corporation may, under some circumstances, be subject to an additional "branch profits tax" at a 30 percent rate or a lower rate specified by an applicable income tax treaty.

     Under current United States Treasury regulations, dividends paid before January 1, 2001 to an address outside the United States are presumed to be paid to a resident of the country of address for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. However, United States Treasury regulations applicable to dividends paid after December 31, 2000 eliminate this presumption, subject to various transition rules and a non U.S. holder who wishes to claim the benefit of an applicable treaty rate, and avoid backup withholding, as discussed below, would be required to satisfy applicable certification and other requirements.

     For dividends paid after December 31, 2000, a non-U.S. holder generally will be subject to United States backup withholding tax at a 31 percent rate under the backup withholding rules described below, rather than at a 30 percent rate or a reduced rate under an income tax treaty, as described above, unless the non-U.S. holder complies with certain Internal Revenue Service certification procedures or, in the case of payments made outside the United States with respect to an offshore account, certain IRS documentary evidence procedures. Further, to claim the benefit of a reduced rate of withholding under a tax treaty for dividends paid after December 31, 2000, a non-U.S. holder must comply with certain modified IRS certification requirements. Special rules also apply to dividend payments made after December 31, 2000 to foreign intermediaries, United States or foreign wholly owned entities that are disregarded for United States federal income tax purposes and entities that are treated as fiscally transparent in the United States, the applicable income tax treaty jurisdiction, or both. You should consult your own tax advisor concerning the effect, if any, of the rules affecting post-December 31, 2000 dividends on your possible investment in our common stock.

     A non-U.S. holder may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund along with the required information with the IRS.


Gain on Disposition of Common Stock

     A non-U.S. holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless one of the following applies:

   o The gain is effectively connected with a trade or business of the non-U.S. holder in the United States and, if a tax treaty applies, the gain is attributable to a United States permanent establishment or fixed base maintained by the non-U.S. holder. In this case, the non-U.S. holder will, unless an applicable treaty provides otherwise, be taxed on its net gain derived from the sale at regular graduated United States federal income tax rates. If the non-U.S. holder is a foreign corporation, it may be subject to an additional branch profits tax equal to 30 percent of its effectively connected earnings and profits within the meaning of the Internal Revenue Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty and duly demonstrates that it qualifies.

   o The non-U.S. holder is an individual, holds our common stock as a capital asset, is present in the United States for 183 or more days in the taxable year of the disposition, and certain other conditions are met. In this case, the non-United States holder will be subject to a flat 30 percent tax on the gain derived from the sale, which may be offset by certain United States capital losses.

   o We are or have been a "United States real property holding corporation" for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period during which the non-U.S. holder held our common stock. We believe that we never have been and are not currently a United States real property holding corporation for United States federal income tax purposes. Although we consider it unlikely based on our current business plans and operations, we may become a United States real property holding corporation in the future. Even if we were to become a United States real property holding corporation, any gain realized by a non-U.S. holder would not be subject to United States federal income tax as described in this paragraph if our common stock were considered to be "regularly traded on an established securities market" and the non-U.S. holder did not own, actually or constructively, at any time during the shorter of the periods described above, more than five percent of our common stock.


Federal Estate Tax

     Common stock owned or treated as owned by an individual who is not a citizen or resident, as defined for United States federal estate tax purposes, at the time of death, or common stock as to which such person made certain lifetime transfers, will be included in such person's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.


Information Reporting and Backup Withholding Tax

     Under United States Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to such dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable income tax treaty. Pursuant to an applicable tax treaty, information may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

     United States federal backup withholding generally is a withholding tax imposed at the rate of 31 percent on certain payments to persons that fail to furnish certain required information. Backup withholding generally will not apply to dividends paid before January 1, 2001 to non-U.S. holders. See the discussion under "Distributions" above for rules regarding reporting requirements to avoid backup withholding on dividends paid after December 31, 2000.

     As a general matter, information reporting and backup withholding will not apply to a payment by or through a foreign office of a foreign broker of the proceeds of a sale of our common stock effected outside the United States. However, information reporting requirements, but not backup withholding, will apply to a payment by or through a foreign office of a broker of the proceeds of a sale of our common stock effected outside the United States if that broker:

     o is a United States person for United States federal income tax purposes;


     o is a foreign person that derives 50 percent or more of its gross income for certain periods from the conduct of a trade or business in the United States;

     o is a "controlled foreign corporation" as defined in the Internal Revenue Code; or

     o is a foreign partnership with certain United States connections (for payments made after December 31, 2000).

     Information reporting requirements will not apply in the above cases if the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met or the holder otherwise establishes an exemption.

     Payment by or through a United States office of a broker of the proceeds of a sale of our common stock is subject to both backup withholding and information reporting unless the holder certifies to the payor as to its status as a non-U.S. holder on a duly completed Form W-8BEN, or substitute form, under penalties of perjury or otherwise establishes an exemption.

     Amounts withheld under the backup withholding rules do not constitute a separate United States federal income tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the holder's United States federal income tax liability, if any, provided the required information or appropriate claim for refund is filed with the IRS.

     The foregoing discussion is for general information and is not tax advice. Accordingly, you are urged to consult you own tax advisor with respect to the particular United States federal income tax consequences to you of ownership and disposition of our common stock, as well as the effect of any state, local, foreign or other tax laws.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have     shares of common stock
outstanding. Of this amount, the shares offered hereby will be available for immediate sale in the public market as of the date of this prospectus. An additional 3,276,461 shares of common stock are issuable upon the exercise of outstanding options under our 1997 Stock Plan at a weighted average exercise price of $1.33 per share. Of this amount, options for 2,357,391 shares are now exercisable and 919,070 are subject to the satisfaction of vesting criteria.

     BTI Telecom and each of its directors, executive officers, optionees and sole shareholder have agreed that without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus:

   o offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

   o enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Approximately 100,000,000 shares of common stock will be available for sale following the expiration of the lockup period, subject to the limitations of Rule 144 described below.

     The outstanding shares of common stock not issued in connection with this offering are available for sale in the public market, subject to the lockup period and compliance with the requirements of Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year is entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares that does not exceed the greater of (1) 1% of the then outstanding shares of common stock or (2) the average weekly trading volume during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of BTI Telecom at any time during the 90 days immediately preceding the sale who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the volume limitations described above. Persons deemed to be affiliates must always sell pursuant to the volume limitations under Rule 144, even after the applicable holding periods have been satisfied.

     Within 180 days after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register the 7,500,000 shares of common stock reserved for issuance under our 1997 Stock Plan and the 250,000 shares of common stock reserved for issuance under our Employee Stock Purchase Plan, thus permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act.

     Sales of a substantial number of shares of common stock after the offering, or the perception that such sales might occur, could adversely affect the market price of the common stock and could impair our ability to raise capital through the sale of additional equity securities.

                                 UNDERWRITERS

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the U.S. underwriters named below, for whom Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc., Banc of America Securities LLC and Bear, Stearns & Co. Inc. are acting as U.S. representatives, and the international underwriters named below for whom Morgan Stanley & Co. International Limited, Salomon Brothers International Limited, Bank of America International Limited and Bear, Stearns International Limited are acting as international representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the respective number of shares of common stock set forth opposite the names of such underwriters below:



                                                         Number
Name                                                    of Shares
----------------------------------------------------   ----------
U.S. Underwriters:
Morgan Stanley & Co. Incorporated ..................
Salomon Smith Barney Inc. ..........................
Banc of America Securities LLC .....................
Bear, Stearns & Co. Inc. ...........................




Subtotal ...........................................




International Underwriters:
Morgan Stanley & Co. International Limited .........
Salomon Brothers International Limited .............
Bank of America International Limited ..............
Bear, Stearns International Limited ................




Subtotal ...........................................


  Total ............................................

     The U.S. underwriters and the international underwriters are collectively referred to as the underwriters, and the U.S. representatives and the international representatives are collectively referred to as the representatives. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered hereby are subject to the approval of various legal matters by their counsel and to several other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered hereby, other than those covered by the U.S. underwriters' over-allotment option described below, if any such shares are taken.

     Under the agreement between U.S. and international underwriters, each U.S. underwriter has represented and agreed that, with some exceptions:

   o it is not purchasing any shares for the account of anyone other than a United States or Canadian person; and

   o it has not offered or sold, and will not offer or sell, directly or indirectly, any shares or distribute any prospectus relating to the shares outside the United States or Canada or to anyone other than a United States or Canadian person.

     Under the agreement between U.S. and international underwriters, each international underwriter has represented and agreed that, with some exceptions:

     o it is not purchasing any shares for the account of any United States or Canadian person; and

     o it has not offered or sold, and will not offer or sell, directly or indirectly, any shares or distribute any prospectus relating to the shares in the United States or Canada or to any United States or Canadian person.


     With respect to any underwriter that is a U.S. underwriter and an international underwriter, the foregoing representations and agreements made by it in its capacity as a U.S. underwriter apply only to it in its capacity as a U.S. underwriter and made by it in its capacity as an international underwriter apply only to it in its capacity as an international underwriter. The foregoing limitations do not apply to stabilization transactions or to other transactions specified in the agreement between U.S. and international underwriters. As used herein, "United States or Canadian person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof, other than a branch located outside the United States and Canada of any United States or Canadian person, and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian person.

     Under the agreement between U.S. and international underwriters, sales may be made between the U.S. underwriters and international underwriters of any number of shares as may be mutually agreed. The per share price of any shares sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Under the agreement between U.S. and international underwriters, each U.S. underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. underwriter has further agreed to send to any dealer who purchases from it any of the shares a notice stating in substance that, by purchasing such shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such shares a notice containing substantially the same statement as is contained in this sentence.

     Under the agreement between U.S. and international underwriters, each international underwriter has represented and agreed that:

     o it has not offered or sold and, prior to the date six months after the closing date for the sale of the shares to the international underwriters, will not offer or sell, any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments as principal or agent for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

     o it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom; and

     o it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the shares to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom such document may otherwise lawfully be issued or passed on.

     Under the agreement between U.S. and international underwriters, each international underwriter has further represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any of the shares acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese international underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each international underwriter has further agreed to send to any dealer who purchases from it any of the shares a notice stating in substance that, by purchasing such shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such shares, directly or indirectly, in Japan or to or for the account of any resident thereof except for offers or sales to Japanese international underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such shares a notice containing substantially the same statement as is contained in this sentence.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page hereof and part to various dealers at a price that represents a
concession not in excess of $        a share under the public offering price.
Any underwriter may allow, and such dealers may reallow, a concession not in
excess of $         a share to other underwriters or to various dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

     We have granted the U.S. underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of additional shares of common stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered hereby. To the extent such option is exercised, each U.S. underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of common stock as the number set forth next to such U.S. underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all U.S. underwriters in the preceding table. If the U.S. underwriters' option is exercised in full, the total price to the public for this offering
would be $    , the total underwriters' discounts and commissions would be $
 and our total proceeds from the offering would be $    .

     The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

     We have applied for quotation of our common stock on the Nasdaq National Market under the symbol "BTIX."

     At our request, the underwriters will reserve up to     shares of common
stock to be issued by us and offered hereby for sale, at the initial offering price, to our directors, officers, employees and associates. This directed share program will be administered by Morgan Stanley & Co. Incorporated. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

     BTI Telecom and each of its directors, executive officers, optionees and sole shareholder have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc. on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus:

     o offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

     o enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

     The restrictions described in the previous paragraph do not apply to:

     o the sale of shares to the underwriters;

     o our issuance of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

     o transactions by any other person other relating to shares of common stock or other securities acquired in open market or other transactions after the completion of the offering.

     In order to facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing shares of common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.


     From time to time, certain of the underwriters have provided, and may continue to provide, us with investment banking services.

     We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.


Pricing of the Offering

     Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. The factors considered in determining the initial public offering price include our future prospects of the telecommunications industry in general, our revenues, earnings and certain other financial operating information in recent periods, and the price-revenue ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.


                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed on for us by Wyrick Robbins Yates & Ponton LLP, Raleigh, North Carolina. Certain legal matters in connection with the offering will be passed on for the underwriters by Shearman & Sterling, New York, New York.


                                    EXPERTS

     The consolidated financial statements of BTI Telecom Corp. at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Act, and, in accordance therewith, file reports and other information with the SEC. Such reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at:

Room 1024                   Northwestern Atrium Center
Judiciary Plaza              500 West Madison Street        Seven World Trade
  450 Fifth Street, N.W.        Center Suite 1400              13th Floor
Washington, D.C. 20549        Chicago, Illinois 60661   New York, New York 10048

     Copies of such material also can be obtained from the Public Reference Section of the SEC, at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of such site is http://www.sec.gov.

     We have applied for quotation of our common stock on the Nasdaq National Market, and once approved, those reports, proxy and information statements and other information also can be inspected at the office of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

     We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information about us and our common stock, you should refer to the registration statement and its exhibits. In addition, each statement made in this prospectus concerning a document filed as an exhibit to the registration statement is qualified in its entirety by reference to that exhibit for a complete statement of its provisions. The registration statement may be inspected without charge at the SEC's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the SEC.

     We intend to provide our stockholders with annual reports containing consolidated financial statements audited by an independent public accounting firm.

                INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



Report of Independent Auditors ...........................................................    F-2
Consolidated Balance Sheets as of December 31, 1997 and 1998 and June 30, 1999
  (Unaudited) ............................................................................    F-3
Consolidated Statements of Operations for the Years Ended December 31, 1996, 1997 and
  1998 and for the Six Months Ended June 30, 1998 and 1999 (Unaudited) ...................    F-4
Consolidated Statements of Shareholder's Equity (Deficit) for the Years Ended December 31,
  1996, 1997 and 1998 and for the Six Months Ended June 30, 1999 (Unaudited) .............    F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 1996, 1997 and
  1998 and for the Six Months Ended June 30, 1998 and 1999 (Unaudited) ...................    F-6
Notes to Consolidated Financial Statements ...............................................    F-7
Schedule
Schedule II -- Valuation and Qualifying Accounts .........................................   F-19

                        REPORT OF INDEPENDENT AUDITORS


THE BOARD OF DIRECTORS AND SHAREHOLDER
BTI TELECOM CORP.


     We have audited the accompanying consolidated balance sheets of BTI Telecom Corp. as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholder's equity (deficit) and cash flows for each of the three years in the period ended December 31, 1998. Our audits also included the financial statement schedule listed in the Index on page F-1. These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BTI Telecom Corp. at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



                                                ERNST & YOUNG LLP

Raleigh, North Carolina
February 17, 1999

                               BTI TELECOM CORP.


                          CONSOLIDATED BALANCE SHEETS
                       (In thousands, except share data)




                                                                         December 31,             June 30,
                                                                     1997            1998           1999
                                                                 ------------   -------------   ------------
                                                                                                 (Unaudited)
Assets
Current assets:
  Cash and cash equivalents ..................................    $  67,002      $   12,767     $  5,349
  Restricted cash ............................................       25,016          27,282       27,969
  Accounts receivable, net ...................................       22,065          25,840       30,134
  Accounts and notes receivable from related parties .........          645             344          361
  Other current assets .......................................        2,303           1,551        2,059
                                                                  ---------      ----------     --------
   Total current assets ......................................      117,031          67,784       65,872
Equipment, furniture and fixtures:
  Equipment, furniture and fixtures ..........................       53,744         103,416      129,126
  Construction in progress ...................................       10,154          27,052       46,944
  Less: accumulated depreciation and amortization ............       19,321          28,508       35,886
                                                                  ---------      ----------     --------
Total equipment, furniture and fixtures ......................       44,577         101,960      140,184
Other assets, net ............................................       11,916          13,929       14,377
Restricted cash, non-current .................................       50,026          25,498       12,931
                                                                  ---------      ----------     --------
   Total assets ..............................................    $ 223,550      $  209,171     $233,364
                                                                  =========      ==========     ========
Liabilities and shareholder's deficit
Current liabilities:
  Accounts payable ...........................................    $  27,305      $   46,376     $ 60,005
  Accrued expenses ...........................................        2,505           3,461        4,487
  Accrued interest ...........................................        7,232           7,772        7,950
  Shareholder note payable, current portion ..................          944             763          260
  Advanced billings and other liabilities ....................        2,203           4,813        6,950
                                                                  ---------      ----------     --------
   Total current liabilities .................................       40,189          63,185       79,652
Commitments and contingencies (Note 10)
Long-term debt ...............................................      250,000         254,119      281,863
Shareholder note payable, less current portion ...............          762              --           --
Other long-term liabilities ..................................        2,173           1,709        1,867
                                                                  ---------      ----------     --------
   Total liabilities .........................................      293,124         319,013      363,382
Shareholder's deficit:
  Preferred stock, $.01 par value, authorized 10,000,000
   shares, none issued and outstanding .......................           --              --           --
  Common stock, no par value, authorized
   500,000,000 shares, issued and outstanding
   100,000,000 shares in 1997, 1998 and 1999 .................          775             822        2,280
  Accumulated deficit ........................................      (70,349)       (110,664)    (131,160)
                                                                  ---------      ----------     --------
  Unearned compensation ......................................           --              --       (1,138)
   Total shareholder's deficit ...............................      (69,574)       (109,842)    (130,018)
                                                                  ---------      ----------     --------
Total liabilities and shareholder's deficit ..................    $ 223,550      $  209,171     $233,364
                                                                  =========      ==========     ========

          See accompanying notes to consolidated financial statements.

                               BTI TELECOM CORP.


                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)

                                                            Year Ended December 31,                 Six Months Ended June 30,
                                                 ----------------------------------------------   ------------------------------
                                                     1996            1997             1998             1998            1999
                                                 ------------   --------------   --------------   -------------   --------------
                                                                                                           (Unaudited)
Revenue ......................................    $ 148,777       $  194,949       $  212,554       $ 105,806       $117,762
Cost of services .............................       90,820          139,030          150,901          77,848         77,313
                                                  ---------       ----------       ----------       ---------       --------
  Gross profit ...............................       57,957           55,919           61,653          27,958         40,449
Selling, general and administrative
  expenses ...................................       49,320           53,518           68,554          32,104         40,005
Depreciation and amortization ................        4,471            6,613           11,457           4,649          8,838
                                                  ---------       ----------       ----------       ---------       --------
Income (loss) from operations ................        4,166           (4,212)         (18,358)         (8,795)        (8,394)
Other income (expense)
  Interest expense ...........................       (1,695)          (8,806)         (25,430)        (12,751)       (13,474)
  Other income, principally interest .........          135            2,379            5,555           3,469          1,417
                                                  ---------       ----------       ----------       ---------       --------
Income (loss) before income taxes ............        2,606          (10,639)         (38,233)        (18,077)       (20,451)
Income taxes .................................           --               --               --              --               (5)
                                                  ---------       ----------       ----------       ---------       -----------
Net income (loss) ............................    $   2,606       $  (10,639)      $  (38,233)      $ (18,077)      $(20,446)
                                                  =========       ==========       ==========       =========       ==========
  Basic and diluted income (loss) per
   share .....................................    $     .01       $     (.06)      $     (.38)      $    (.18)      $   (.20)
                                                  =========       ==========       ==========       =========       ==========
Weighted average shares outstanding ..........      200,000          172,603          100,000         100,000        100,000
                                                  =========       ==========       ==========       =========       ==========

          See accompanying notes to consolidated financial statements.

                               BTI TELECOM CORP.


           CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY (DEFICIT)
                                (In thousands)

                                                                                                               Total
                                                      Common           Retained            Unearned        Shareholder's
                                                       Stock      Earnings (Deficit)     Compensation     Equity (Deficit)
                                                    ----------   --------------------   --------------   -----------------
Balance at December 31,1995 .....................     $  400          $   1,497            $     --         $   1,897
  Net income ....................................         --              2,606                  --             2,606
  Distributions .................................         --             (2,048)                 --            (2,048)
  Decrease in unrealized gains ..................         --                (80)                 --               (80)
                                                      ------          ---------            --------         ---------
Balance at December 31,1996 .....................     $  400          $   1,975            $     --         $   2,375
  Net loss ......................................         --            (10,639)                 --           (10,639)
  Distributions .................................         --             (1,587)                 --            (1,587)
  Repurchase of shares ..........................       (363)           (27,922)                 --           (28,285)
  Acquisition of FiberSouth .....................         --            (32,175)                 --           (32,175)
  Compensation related to stock options .........        738                 --                  --               738
  Decrease in unrealized gains ..................         --                   (1)               --                  (1)
                                                      ------          ------------         --------         ------------
Balance at December 31,1997 .....................     $  775          $ (70,349)           $     --         $ (69,574)
  Net loss ......................................         --            (38,233)                 --           (38,233)
  Distributions .................................         --               (606)                 --              (606)
  Compensation related to stock options .........         47                 --                  --                47
  Decrease in unrealized gains ..................         --                   (1)               --                  (1)
  Settlement of stock and option repurchase
   obligations ..................................         --             (1,475)                 --            (1,475)
                                                      ------          -----------          --------         -----------
Balance at December 31,1998 .....................     $  822          $(110,664)           $     --         $(109,842)
  Net loss (unaudited) ..........................         --            (20,446)                 --           (20,446)
  Distributions (unaudited) .....................         --                (50)                 --               (50)
  Unearned compensation related to common
   stock options (unaudited) ....................      1,434                 --              (1,138)              296
  Compensation related to stock options
   (unaudited) ..................................         24                 --                                    24
                                                      ------          -----------                           -----------
Balance at June 30, 1999 (unaudited) ............     $2,280          $(131,160)           $ (1,138)        $(130,018)
                                                      ======          ===========          ========         ===========

          See accompanying notes to consolidated financial statements.

                               BTI TELECOM CORP.


                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (In thousands)

                                                                                                      Six Months Ended
                                                               Year Ended December 31,                    June 30,
                                                       --------------------------------------- -------------------------------
                                                           1996         1997          1998           1998            1999
                                                       ----------- ------------- ------------- --------------- ---------------
                                                                                                         (Unaudited)
Operating Activities:
Net income (loss) ....................................  $  2,606    $  (10,639)    $ (38,233)     $(18,077)       $(20,446)
Adjustments to reconcile net income (loss) to net
  cash provided by (used in) operating activities:
  Depreciation .......................................     4,101         5,427         9,201         4,300           7,381
  Amortization .......................................       370         1,186         2,256           349           1,457
  Non-cash compensation related to stock
   options ...........................................        --           738            47            24             320
Changes in operating assets and liabilities:
  Accounts and notes receivable ......................    (6,594)          307        (3,775)       (4,879)         (4,294)
  Accounts and notes receivable from related
   parties ...........................................      (568)         (645)          301            40             (18)
  Other assets .......................................      (560)         (437)          150        (2,237)           (570)
  Accounts payable and accrued expenses ..............       450         4,168        20,057        14,471          14,655
  Accrued interest expense ...........................        --         7,100           540           510             178
  Advanced billings and other liabilities ............       478         1,006         3,038           703           2,295
                                                        --------    ----------     ---------      --------        --------
Net cash provided by (used in) operating
  activities .........................................       283         8,211        (6,418)       (4,796)            958
Investing Activities:
Change in restricted cash ............................      (459)      (74,583)       22,262        12,911          11,880
Sales of marketable securities .......................       179            --             6              (3)           --
Purchases of equipment, furniture and fixtures,
  net ................................................    (7,812)      (22,792)      (66,311)      (27,518)        (45,605)
Purchase of FiberSouth assets ........................        --       (35,186)           --            --              --
Purchase of other assets .............................      (589)         (687)       (3,123)         (226)         (1,834)
Settlement of FiberSouth stock option repurchase
  obligation .........................................        --            --        (2,300)       (2,300)             --
                                                        --------    ----------     ---------      ----------      --------
Net cash used in investing activities ................    (8,681)     (133,248)      (49,466)      (17,136)        (35,559)
Financing Activities:
Net proceeds (payments) of long-term debt ............    11,627       (18,671)        4,119            --          27,744
Proceeds from shareholder notes ......................       370            --            --            --              --
Proceeds from senior notes ...........................        --       250,000            --            --              --
Decrease in other long-term liabilities ..............      (690)         (391)       (1,032)         (513)           (503)
Increase in deferred financing costs and other
  assets .............................................      (670)       (9,523)         (832)         (500)               (8)
Repurchase of common stock ...........................        --       (28,286)           --            --              --
Distributions paid ...................................    (2,048)       (1,587)         (606)           --             (50)
                                                        --------    ----------     ---------      ----------      ----------
Net cash provided by (used in) financing
  activities .........................................     8,589       191,542         1,649        (1,013)         27,183
                                                        --------    ----------     ---------      ----------      ----------
Increase (decrease) in cash and cash equivalents .....       191        66,505       (54,235)      (22,945)         (7,418)
Cash and cash equivalents at beginning of period             306           497        67,002        67,002          12,767
                                                        --------    ----------     ---------      ----------      ----------
Cash and cash equivalents at end of period ...........  $    497    $   67,002     $  12,767      $ 44,057        $  5,349
                                                        ========    ==========     =========      ==========      ==========

          See accompanying notes to consolidated financial statements.

                               BTI TELECOM CORP.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     Description of Business -- BTI Telecom Corp. and its majority owned subsidiaries (the "Company" or "BTITC") provide integrated retail services, including long distance, local, data, Internet access and other enhanced services, primarily to small to medium-sized business customers located in the southeastern United States. The Company also provides wholesale services, including switched, dedicated access, special access and prepaid calling card services primarily to telecommunication carriers. The Company serves its customers utilizing an advanced digital fiber optic telecommunications network consisting of both leased and owned transmission capacity.

     Basis of Presentation -- The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after elimination of all significant intercompany transactions.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and Cash Equivalents -- The Company considers highly liquid, short-term investments with a maturity of three months or less when purchased to be cash equivalents.

     Restricted Cash -- Restricted cash consists of pledged securities being held as security for certain scheduled interest payments due on the Company's ten year 10 1/2% notes ("Senior Notes"). The securities were purchased pursuant to the pledge agreement executed in connection with the issuance of the Senior Notes. The balance as of December 31, 1998 includes securities pledged for the remaining scheduled interest payments through September 2000 (Note 2).

     Equipment, Furniture and Fixtures -- Equipment, furniture and fixtures is stated at cost, including labor and other direct costs associated with the installation of network facilities. Improvements that significantly add to productive capacity or extend the useful life are capitalized, while repairs and maintenance are expensed as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of various assets, ranging from 5 to 20 years.

     Interest is capitalized as part of the cost of constructing the Company's fiber optic network. The amount capitalized for the year ended December 31, 1998 was approximately $1.5 million. There were no amounts capitalized in 1996 or 1997.

     Costs associated with fiber optic network segments under construction are classified as "Construction in progress" in the accompanying consolidated balance sheets. Upon completion of network segments, these costs will be transferred into service and depreciated over their useful lives.

     Other Assets -- Costs incurred in connection with obtaining long-term financing have been deferred and are being amortized over the terms of the related debt agreements. Deferred costs relating to long-term financing at December 31, 1997 and 1998 were $10.4 million and $11.2 million, respectively. Accumulated amortization of these costs at December 31, 1997 and 1998 were $0.6 million and $2.1 million, respectively.

     Line access costs are capitalized and amortized over the estimated period the related lines will be used by the Company (24 months to 60 months) using the straight line method. Deferred line access costs at December 31, 1997 and 1998 were $5.8 million and $7.5 million, respectively, with accumulated amortization of $4.0 million and $4.8 million, respectively.

                               BTI TELECOM CORP.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- Continued

     The balance in "Other Assets" as of December 31, 1998 also includes $1.5 million for the multi-media franchise the Company purchased from a related company (Note 9).

     Supplemental Cash Flow Information -- The Company paid interest of $1.5 million, $1.7 million and $26.4 million for the years ended December 31, 1996, 1997 and 1998, respectively and $12.9 million and $14.2 million for the six months ended June 30, 1998 and 1999, respectively. The transfer of paging equipment from inventory to equipment for the years ended December 31, 1996, 1997, and 1998 was $.6 million, $.4 million, and $.3 million, respectively and $.3 million and $0 for the six months ended June 30, 1998 and 1999, respectively. The Company paid no income taxes for the years ended December 31, 1996, 1997 and 1998 or for the six months ended June 30, 1998 and 1999.

     Concentrations of Credit Risk -- Financial instruments that potentially subject the Company to concentration of credit risk consist principally of trade accounts receivable which are unsecured. The Company's risk is limited due to the fact that there is no significant concentration with one particular customer. The Company uses the allowance method of accounting for uncollectible accounts receivable. The provision for uncollectible accounts was $4.8 million and $5.3 million as of December 31, 1997 and 1998, respectively.

     Advertising Expense -- In accordance with Statement of Position 93-7 "Reporting on Advertising Costs," the Company capitalized $.5 million in direct response advertising costs in 1997, the total of which is completely amortized as of December 31, 1998. All other advertising costs are expensed as incurred. The Company expensed $.6 million, $1.1 million and $3.1 million in advertising costs during 1996, 1997 and 1998, respectively.

     Basic and Diluted Earnings (Loss) Per Share -- Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share includes any dilutive effects of options, warrants and convertible securities. At December 31, 1997 and 1998 and June 30, 1998 and 1999, common stock equivalents were excluded from the earnings (loss) per share calculations due to their anti-dilutive effect as a result of the Company's net loss for these years. There were no options issued or other common stock equivalents as of December 31, 1996. The Company had no warrants or convertible securities outstanding at December 31, 1996, 1997 and 1998 or June 30, 1998 and 1999.

     Revenue Recognition -- Revenue for telecommunications services is recognized as services are provided. Due to the timing of the Company's billing cycles, at any point in time certain services have been provided to customers which have not yet been billed. Revenue which has been earned but not yet billed to customers, amounts to $5.4 million, $5.0 million and $6.1 million at December 31, 1997 and 1998 and June 30, 1999, respectively, and is recorded as accounts receivable in the Company's consolidated balance sheets. Additionally, the Company invoices customers one month in advance for certain recurring services resulting in advance billings of $1.0 million, $3.9 million and $6.6 million at December 31, 1997 and 1998 and June 30, 1999, respectively.

     Accounting for Stock Options -- In 1996, the Company adopted Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," which gives companies the option to adopt the fair value method for expense recognition of employee stock options and other stock-based awards or to continue to account for such items using the

                               BTI TELECOM CORP.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- Continued

intrinsic value method as outlined under Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees" with pro forma disclosures of net income (loss) and net income (loss) per share as if the fair value method had been applied. The Company has elected to continue to apply APB 25 for stock options and other stock based awards and has disclosed pro forma net loss and net loss per share as if the fair value method had been applied.

     Income Taxes -- Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws anticipated to be in effect when those differences are expected to reverse. The Company provides a valuation allowance for its deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

     Prior to the Company's reorganization in 1997 (Note 2), the Company had elected to be taxed for federal and state purposes as an S corporation under the provisions of the Internal Revenue Code. Consequently, income, losses and credits were passed through directly to the shareholders, rather than being taxed at the corporate level.

     Segment Reporting -- In June 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 uses a management approach to report financial and descriptive information about a Company's operating segments. Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for the Company's management. Under this definition, the Company operated, for all periods presented, as a single segment.

     Comprehensive Income -- In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 requires that total comprehensive income and comprehensive income per share be disclosed with equal prominence as net income and earnings per share. Comprehensive income is defined as changes in shareholder's equity exclusive of transactions with owners such as capital contributions and dividends. The Company adopted this Standard in 1998. The Company did not report any comprehensive income items in any of the periods presented because comprehensive income (loss) would not be significantly different from net income (loss) as presented.

     Recently Issued Accounting Standards -- In June 1998, the FASB issued Statement of Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company expects to adopt the new Statement effective January 1, 2000. The Statement will require the recognition of all derivatives on the Company's consolidated balance sheet at fair value. The Company does not anticipate that the adoption of this Statement will have a significant effect on its results of operations or financial position.

     Reclassifications -- Certain amounts in the December 31, 1996 and 1997 and June 30, 1998 (unaudited) financial statements have been reclassified to conform to the December 31, 1998 presentation.

     Unaudited Interim Financial Statements -- The unaudited interim financial statements include all adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the financial position of the Company as of June 30, 1999 and the results of operations and cash flows for the six month periods ended June 30, 1998 and 1999.

                               BTI TELECOM CORP.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- Continued

Operating results for the six months ended June 30, 1999 are not necessarily indicative of the results to be expected for future interim periods or the entire year. All interim financial data presented is unaudited.

NOTE 2: ISSUANCE OF SENIOR NOTES AND RELATED TRANSACTIONS
     In September 1997, the Company issued ten-year notes (the "Initial Notes") with a principal value of $250.0 million. The Initial Notes bear interest at the rate of 10 1/2% per annum and mature in 2007. In January 1998, the Company exchanged all of the Initial Notes outstanding in $1,000 principal amounts for $250.0 million in $1,000 principal amounts of Senior Notes. The Senior Notes have been registered under the Securities Act of 1933, as amended, and are identical in all material respects to the terms of the Initial Notes for which they were exchanged, except for certain transfer restrictions and registration rights relating to the Initial Notes. Pursuant to the pledge agreement executed in connection with the issuance of the Initial Notes, the Company utilized $74.1 million of the proceeds to purchase a portfolio of pledged securities. These securities continue to be held in escrow for the payment of the first six scheduled interest payments due on the Senior Notes; the first two of such interest payments have been made as of December 31, 1998. The pledged securities are included in the "Restricted cash" captions of the consolidated balance sheets.

     In connection with the issuance of the Initial Notes during September 1997, the Company also consummated the following transactions:

(i) The Company, which began operations through Business Telecom, Inc. ("BTI") in 1983, was reorganized into a new corporate structure consisting of BTI Telecom Corp. as the parent company and BTI as a wholly owned subsidiary and converted from an S corporation to a C corporation subject to income tax.
(ii) BTI entered into an amended and restated revolving credit facility (the "Credit Facility") guaranteed by the Company, which will provide up to $60.0 million of availability to be used for working capital and other purposes, including capital expenditures. BTI repaid all indebtedness outstanding under its then existing credit agreement together with accrued interest thereon. (The Credit Facility has been subsequently amended. See Note 4).
(iii) BTI repurchased 50% of its outstanding common stock not held by its Chairman and Chief Executive Officer under the terms of the Common Stock Repurchase Agreement (Note 6).
(iv) The Company acquired certain fiber optic assets and the related business of FiberSouth, Inc. ("FiberSouth"), a Company related through common ownership, for cash and assumption of debt. The acquisition was accounted for using the historical basis of the assets acquired under the provisions of AIN No. 39 of APB No. 16, "Business Combinations." As a result, the net assets acquired were recorded at their historical basis of approximately $3.1 million and the remainder of the purchase price, $32.2 million, was recorded as a distribution in the statement of shareholder's equity. Accordingly, the acquisition is reflected in the Company's financial statements at September 30, 1997. The operations of FiberSouth are included in the Company's operations since the date of the acquisition.
(v) The Company's Board of Directors approved an increase in the number of no par value common stock authorized from 200,000 shares to 100,000,000 shares. (In April, 1998 a 10-for-1 split of the Company's Common Stock was effected. See Note 6.) The Board of Directors also authorized 10,000,000 shares $.01 par value preferred stock. As of December 31, 1997 and 1998, there were no shares of preferred stock outstanding.

                               BTI TELECOM CORP.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- Continued


NOTE 3: EQUIPMENT, FURNITURE AND FIXTURES

     Major classes of equipment, furniture and fixtures are summarized below:



                                                         December 31,           June 30,
                                                    -----------------------   ------------
                                                       1997         1998          1999
(In thousands)                                      ---------   -----------   ------------
                                                                               (Unaudited)
Data processing equipment .......................   $ 6,683      $  9,864       $ 11,777
Telephone service equipment .....................    31,560        57,239         64,774
Fiber optic network .............................     7,550        24,517         38,683
Paging equipment ................................     1,687         2,892          2,714
Office furnishings and equipment ................     3,071         3,651          4,027
Leasehold improvements ..........................     2,937         4,970          6,860
Vehicles ........................................       256           283            291
Construction in progress ........................    10,154        27,052         46,944
Less: accumulated depreciation ..................    19,321        28,508         35,886
                                                    -------      --------       --------
Total equipment, furniture and fixtures .........   $44,577      $101,960       $140,184
                                                    =======      ========       ========

NOTE 4: LONG-TERM DEBT AND REVOLVING CREDIT FACILITIES

     Long-term debt consisted of the following:



                                                           December 31,             June 30,
                                                     -------------------------   ------------
                                                         1997          1998          1999
                                                     -----------   -----------   ------------
(In thousands)                                                                    (Unaudited)
Unsecured 10 1/2% Senior Notes, due 2007 .........    $250,000      $250,000       $250,000
Revolving Credit Facilities, due 2002 ............          --         4,119         31,863
                                                      --------      --------       --------
                                                      $250,000      $254,119       $281,863
                                                      ========      ========       ========

     Senior Notes -- On September 22, 1997, the Company issued $250.0 million of 10 1/2% Initial Notes which were exchanged for Senior Notes in January 1998. The entire original principal balance is due September 2007, with interest payable semi-annually on March 15th and September 15th of each year (Note 2). The Senior Notes contain various financial and administrative covenants with which the Company must comply, including certain restrictions on the incurrence of additional indebtedness and payment of dividends under circumstances specified in the debt agreement.

     Revolving Credit Facilities -- In 1998, the Company amended and restated its existing $60.0 million revolving credit facility to provide a $30.0 million revolving credit facility and a $30.0 million capital expenditure facility (the "Facilities"). Borrowings under the Facilities are based upon a percentage of eligible accounts receivable and eligible capital expenditures, respectively, as defined in the loan agreement. Borrowings under the Facilities can be used for working capital and other purposes. Borrowings outstanding at December 31, 1998 are under the revolving credit facility. In addition, there was $.2 million outstanding in letters of credit at December 31, 1998. The Facilities agreement expires and amounts outstanding are due in September 2002. The amounts outstanding under the Facilities are secured by substantially all of the Company's assets and bear interest, at the Company's option, at either the 30-, 60- or 90-day LIBOR rate (5.06%, 5.07%, and 5.07% at December 31, 1998, respectively) or the prime rate (7.75% at December 31, 1998), plus

                               BTI TELECOM CORP.

NOTE 4: LONG-TERM DEBT AND REVOLVING CREDIT FACILITIES -- Continued

an applicable margin. This margin varies based on the Company's financial position from 0.00%-2.25% for borrowings under the prime rate option and from 1.50%-3.75% for borrowings under the LIBOR option. The Company is also required to pay a fee of 0.375% per year on the unused commitment. The Facilities contain various financial and administrative covenants with which the Company must comply on a monthly and quarterly basis, including certain restrictions on the payment of dividends.

     In accordance with Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," the Company estimates that the fair value of the long-term debt at December 31, 1998 and June 30, 1999 was $192.8 million and $246.9 million as compared to the carrying value of $254.1 million and $281.9 million, respectively. The fair value of long-term debt is determined based on negotiated trades for the securities or is estimated using rates currently available to the Company for debt with similar terms and maturities.


NOTE 5: INCOME TAXES

     In connection with the September 1997 Reorganization, the Company converted from S corporation to C corporation status for federal and state income tax purposes. As a result, the Company became fully subject to federal and state income taxes and adopted the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("FAS 109"). The cumulative effect of adopting FAS 109 is reflected in the Company's financial statements for the year ended December 31, 1997.

     The significant components of the Company's deferred tax assets and liabilities at December 31 were as follows:



                                                  1997          1998
                                              -----------   ------------
                                                    (In thousands)
Deferred tax liabilities:
  Tax over book depreciation ..............    $  1,437      $   3,123
  Line access costs .......................         744            826
  FiberSouth asset purchase ...............         555            624
  Other ...................................          10            134
                                               --------      ---------
Total deferred tax liabilities ............       2,746          4,707
Deferred tax assets:
  Stock options ...........................         660            678
  Net operating loss carryforward .........       2,770         19,761
  Accounts receivable reserve .............       1,930          2,108
  Other ...................................         422            638
                                               --------      ---------
Total deferred tax assets .................       5,782         23,185
Less: valuation allowance .................      (3,609)       (19,051)
                                               --------      ---------
Net deferred tax liabilities ..............    $   (573)     $    (573)
                                               ========      =========

     For the years ended December 31, 1997 and 1998 and for the six months ended June 30, 1998 and 1999, the Company generated net operating losses ("NOLs") that may be used to offset future taxable income. The Company has established a valuation allowance for the net deferred tax assets associated with these net operating losses. The Company will reduce the valuation allowance when,

                               BTI TELECOM CORP.

NOTE 5: INCOME TAXES -- Continued

based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will be realized.

     At December 31, 1998 and June 30, 1999, the Company had net operating loss carryforwards of approximately $49.4 million and $69.5 million, respectively, for federal and state income tax purposes which will begin to expire in the year 2012.

     The reconciliation of the federal statutory income tax rate with the effective income tax rate reflected in the financial statements is as follows for the years ended December 31:



                                                                   1997           1998
                                                               ------------   ------------
Federal income tax benefit at statutory rate ...............        35.0%          35.0%
State income tax benefit (net of federal benefit) ..........         5.0%           5.0%
Change in valuation allowance ..............................       (40.0%)        (40.0%)
                                                                   -----          -----
                                                                     0.0%           0.0%
                                                                   =====          =====

     The following unaudited pro forma income tax information is presented in accordance with SFAS 109 as if the Company had been a C Corporation subject to federal and state income taxes for 1996. Accordingly, all deferred tax assets and liabilities associated with the adoption of SFAS 109 are reflected in the Company's balance sheet and statement of operations as of and for the years ended December 31, 1997 and 1998.



                                                           December 31, 1996
                                                          ------------------
                                                            (In thousands)
Earnings before pro forma adjustments .................         $2,606
Pro forma adjustment:
  Provision for income taxes to increase tax expense to
   estimated effective rate of 42.0% ..................          1,094
                                                                ------
  Pro forma net income ................................         $1,512
                                                                ======

NOTE 6: SHAREHOLDER'S EQUITY

     Stock Split -- In April 1998, the Board of Directors of the Company approved and the Company effected a 10-for-1 split of the outstanding Common Stock of the Company in the form of a stock dividend with no change in the par value of Common Stock authorized and outstanding, and increased the number of common shares authorized from 100 million to 500 million. Historical share and per share data have been retroactively adjusted to reflect these changes.

     Common Stock Repurchase Agreement -- In July 1992, the Company entered into an agreement with one of its shareholders (the "Retiring Shareholder") to purchase the outstanding common shares held by his estate upon his death. The agreement was amended in June 1996, at which time a purchase price for the common shares held by the Retiring Shareholder was agreed upon and provision was made for the shares to be repurchased at any time. In 1997, the Company exercised its option to purchase the Retiring Shareholder's outstanding shares for $28.3 million (Note 2).

     Pursuant to the agreement, the Company was required to make monthly distributions to each shareholder of $61,700 beginning in July 1992 until closing of the repurchase. The 1992 agreement required that an escrow account be established into which the non-Retiring Shareholder was required to deposit his pro rata share of these distributions. Under the provisions of the 1992

                               BTI TELECOM CORP.

NOTE 6: SHAREHOLDER'S EQUITY -- Continued

agreement, the non-Retiring Shareholder remitted those funds back to the Company in exchange for subordinated notes payable. The 1996 amended agreement allowed the non-Retiring Shareholder to retain his pro rata share of the monthly distributions. During 1997, the subordinated note agreement was amended to include a 24-month repayment schedule. The balance in shareholder note payable at December 31, 1997 and 1998 of $1.7 million and $.8 million, respectively, represents the amounts remitted back to the Company by the non-Retiring Shareholder under the original agreement, plus accrued interest at 8.5%.

     Stock and Option Repurchase Agreements -- In 1994, the Company entered into agreements with certain former employees to repurchase stock options that had been granted under the Company's 1994 Stock Plan. The measurement date for compensation relating to the stock options did not occur until September 1997, at which time an estimate for this liability was recorded (Note 7). In addition, the Company assumed certain stock repurchase obligations in connection with its acquisition of the fiber optic assets of FiberSouth in 1997. In May 1998, the Company satisfied these obligations to a former employee in accordance with the repurchase agreements. As a result of this transaction, the Company recorded a $1.5 million adjustment to equity in the second quarter of 1998 which decreased equity by the difference between the estimated liability and the actual settlement amount. This adjustment represents a reallocation of the original FiberSouth purchase price.

     Dividends -- Throughout the period of time that BTI was an S corporation, income, losses and credits were passed through directly to shareholders and the shareholders were provided, in the form of dividends, the funds necessary to meet tax obligations arising from income earned by BTI. The Company will continue to reimburse shareholders for any tax obligations arising from income earned by BTI while it was an S corporation. The Company paid dividends of $.6 million, $.4 million and $.6 million in 1996, 1997 and 1998 to shareholders for the reimbursement of these tax obligations. The Company believes that any such future reimbursements will not have a material effect on the Company's financial condition or results of operations.


NOTE 7: STOCK-BASED COMPENSATION

     In 1994, BTI formalized the 1994 Stock Plan (the "1994 Plan"). The 1994 Plan provided that an aggregate of 4,998,900 of the Company's authorized shares be reserved for future issuance. Under the terms of the 1994 Plan, BTI committed to grant certain options to an officer and two former employees of BTI effective at the time BTI purchased the outstanding shares of the Retiring Shareholder. The measurement date for compensation related to these options did not occur until the repurchase of the shares from the Retiring Shareholder in September 1997. Accordingly, the Company recognized compensation expense of approximately $2.1 million coincident with the measurement date. Because certain of the employees to whom the options were committed were no longer employed by the Company, the accrued compensation included provisions for the estimated amounts to be paid to these former employees in connection with their option commitments. Included in the $2.1 million is $.7 million in non-cash compensation expense representing the difference in the fair value of the options and the exercise price at the date of grant (September, 1997) for 1,666,300 options granted to an existing officer.

     In 1997, the Company assumed the obligations of BTI under the 1994 Plan and incorporated these obligations into the 1997 Stock Plan (the "1997 Plan") which will terminate in August 2007,

                               BTI TELECOM CORP.

NOTE 7: STOCK-BASED COMPENSATION -- Continued

unless sooner terminated by the Board of Directors, for the purpose of attracting and retaining certain key employees of the Company. The 1997 Plan provided that an aggregate of 5,000,000 of the Company's authorized shares be reserved for future issuance. In the case of initial grants, the exercise price and vesting terms will be fixed by the compensation committee on the date of grant. The 1997 Plan permits the grant of options for a term of up to ten years. The Company granted options to purchase 1,866,280, 989,481 and 462,000 common shares under the 1994 and 1997 Plans during the years ended December 31, 1997 and 1998 and the six months ended June 30, 1999, respectively. Outstanding options vest at various times from the date of issuance to 2 to 3 years after the date of issuance. The Company recognized $47,040 in compensation expense during 1998 representing the difference between the estimated fair value of the options and the exercise price at the date of grant.

     The Company has elected to account for its stock-based compensation plan under the provisions of APB Opinion No.25, which requires compensation cost to be measured by the quoted market price at the measurement date less the amount, if any, an employee is required to pay. The required pro forma-disclosures in accordance with SFAS No. 123, are as follows:



                                               December 31,               June 30,
                                       -----------------------------   ------------
                                            1997            1998           1999
                                       -------------   -------------   ------------
                                                                        (unaudited)
In thousands, except per share data:
Net loss
  Actual ...........................     $ (10,639)      $ (38,233)     $ (20,446)
  Pro forma ........................       (10,649)        (38,375)       (20,460)
Loss per share
  Actual ...........................     $    (.06)      $    (.38)     $    (.20)
  Pro forma ........................          (.06)           (.38)          (.20)

     Option activity under the Company's plans is summarized below:



                                                               December 31,                          June 30,
                                               ---------------------------------------------   --------------------
                                                       1997                    1998                    1999
                                               ---------------------   ---------------------   --------------------
                                                                                                   (unaudited)
                                                                                               --------------------
                                                           Weighted                Weighted                Weighted
                                                            Average                 Average                Average
                                                           Exercise                Exercise                Exercise
                                                Shares       Price      Shares       Price      Shares      Price
                                               --------   ----------   --------   ----------   --------   ---------
In thousands, except per share amounts
Outstanding at beginning of year ...........       --       $  --       1,866      $  .13       2,855      $  1.10
Options granted ............................    1,866         .13         989        2.89         450         3.00
Options cancelled ..........................       --          --          --          --         (29)        3.00
                                                -----       -----       -----      ------       -----      -------
Outstanding at end of year .................    1,866       $ .13       2,855      $ 1.10       3,276      $  1.33
                                                =====       =====       =====      ======       =====      =======
Options exercisable at end of year .........    1,720                   2,106                   2,357
Shares available for future grant ..........    3,134                   2,145                   1,724

     The weighted-average remaining contractual life of options as of December 31, 1998 and June 30, 1999 is 7.59 years and 7.32 years, respectively.

     The per share weighted average fair value of stock options granted by the Company during 1997, 1998 and 1999 was approximately $.45, $.22 and $3.45, respectively, on the dates of grant.

                               BTI TELECOM CORP.

NOTE 7: STOCK-BASED COMPENSATION -- Continued

     In connection with the 1997 Plan, the Company has recorded unearned compensation of $1.4 million (unaudited), which represents the amount by which the deemed fair value of the Company's common stock exceeded the exercise price on the date of the grant. The deferred compensation is amortized to compensation expense over the vesting period, which is two to three years. Such compensation expense amounted to $.3 million (unaudited) for the six month period ended June 30, 1999.

     The following assumptions were used by the Company to determine the fair value of stock options granted using the minimum value option-pricing model:


                                                                   Six months
                                           Year ended                 ended
                                          December 31,              June 30,
                                    -------------------------   ----------------
                                        1997          1998            1999
                                    -----------   -----------   ----------------
                                                                   (unaudited)
                                                                ----------------
Dividend yield ..................         0%          0%              0%
Expected option life ............   1.5 years     1.5 years     1.5 - 3 years
Risk-free interest rate .........   5.46%         5.0%          4.41%

     At December 31, 1998 and June 30, 1999, the Company has reserved 5,000,000 shares of common stock for future issuance related to the stock option plans. In July 1999, the Company increased the common stock reserved for future issuance to 7,500,000 shares.

NOTE 8: EMPLOYEE BENEFIT PLANS

     The Company sponsors a 401(k) Plan and Trust covering substantially all employees. Participants were allowed to elect to defer up to 15% of their salary, not to exceed $10,000 annually, which was the maximum allowed by the Internal Revenue Service in 1998. The Company matched 50% of employee contributions in 1996, 1997 and 1998, up to a maximum of 6% of each employee's annual salary. Employer contributions for the years ended December 31, 1996, 1997 and 1998 were $.3 million, $.2 million and $.2 million, respectively.

NOTE 9: RELATED PARTY TRANSACTIONS

     The Company has historically funded certain operating expenses on behalf of two affiliates related through common ownership. Accounts receivable from these affiliates included $.6 million and $.6 million at December 31, 1997 and 1998, respectively. In 1996 and up until the date of acquisition in 1997, the Company paid approximately $1.4 million and $1.0 million, respectively, to FiberSouth, a Company related through common ownership, for local access services.

     During 1995, the Company entered into an operating lease for an airplane with a company under common ownership. Rent expense related to this lease was approximately $.3 million for the years ending December 31, 1996, 1997 and 1998. The Company also leases certain facilities from its shareholder (Note
10).

     Effective July 15, 1998, the Company purchased a multi-media franchise from FiberSouth for $1.5 million, subject to approval for the right to operate by the City of Raleigh. As a result, the Company will have the right to offer multi-media services in Raleigh. The Company anticipates that the transaction will be approved in the first quarter of 1999.

     In 1997 and 1998, the Company sold certain integrated telecommunications services to agents and customers of an affiliate related through common ownership. The Company pays the affiliate a

                               BTI TELECOM CORP.

NOTE 9: RELATED PARTY TRANSACTIONS -- Continued

commission on all sales made through the affiliate. The commissions totaled $.2 million and $.5 million in 1997 and 1998, respectively.


NOTE 10: COMMITMENTS, CONTINGENCIES AND OTHER MATTERS

     Legal Matters -- On September 14, 1998, Gulf Communications, LLC (the "Plaintiff") filed a lawsuit which is now pending in the United States District Court for the Northern District of Texas. The Plaintiff alleges breach of contract, negligent misrepresentation and fraud in the inducement. The Plaintiff seeks monetary damages, although a specific amount has not been plead. The Company is vigorously defending this litigation. Because discovery is ongoing, and due to the uncertainties inherent in the litigation process, the Company is unable to predict the likelihood of an unfavorable outcome. The costs of defense and final resolution of this issue could result in the Company recording an obligation which could have an adverse effect on the Company.

     The Company is subject to various legal proceedings, including regulatory, judicial and administrative matters, all of which have arisen in the ordinary course of business. The Company's management believes that the ultimate resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

     Operating leases -- The Company rents its facilities and certain office and other equipment under operating leases which contain certain escalating clauses and various renewal and buy-out provisions. Future minimum lease payments under the leases, which have remaining terms in excess of one year, are as follows:



          1999        2000        2001        2002      Thereafter
       ---------   ---------   ---------   ---------   -----------
                             (In thousands)
        $4,038      $3,703      $3,079      $2,995        $8,931
        ======      ======      ======      ======        ======

     Total rent expense was $3.9 million, $4.1 million and $5.1 million (including facilities rent of $65,000, $60,000 and $60,000, respectively, paid to a related party) in 1996, 1997 and 1998, respectively.

     Other Matters -- During 1997, the Company signed a contract for the indefeasible right to use certain optical fibers in a communication system. Commitments to purchase optical fibers under this contract total approximately $50.1 million, $27.4 million and $30.6 million of which was fulfilled through December 31, 1998 and June 30, 1999, respectively. The remaining commitments extend through the end of 1999.

     During 1997, the Company signed a commitment with a municipality to finalize the terms of the Company's $3.1 million contribution to partially fund the construction of a performing arts center. The contribution will be paid over a ten year period commencing in 1998 and is payable in cash and in-kind service (telephone and data transmission service). As of December 31, 1998, the Company has paid $.3 million of this commitment.

     Significant Customer -- During 1997, one customer accounted for approximately 12% of consolidated revenue. There were no significant customer concentrations in 1996 or 1998.

NOTE 11: SUBSEQUENT EVENT -- UNAUDITED

     The Company has executed a commitment letter with a bank for a $60.0 million credit facility. The assets to be financed with the facility are a 3,300-mile fiber optic network and associated infrastructure. Borrowings under the facility are to be secured by the fiber optic network and infrastructure and will bear interest at the 30-, 60- or 90-day LIBOR rate or the prime rate, plus an applicable spread based on the Company's financial performance. The facility will also require compliance with various financial and administrative covenants.

                               BTI TELECOM CORP.


                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                  Years ended December 31, 1996, 1997 and 1998
                                 (In thousands)



                                                                 Additions
                                                Balance at      Charged to     Deductions     Balance at
                                               Beginning of      Costs and        from           End
                                                  Period         Expenses       Reserves      of Period
                                              --------------   ------------   ------------   -----------
Year ended December 31, 1996:
  Allowance for doubtful accounts .........       $2,335          $3,440        $ (2,741)       $3,034
                                                  ======          ======        ========        ======
Year ended December 31, 1997:
  Allowance for doubtful accounts .........       $3,034          $4,362        $ (2,571)       $4,825
                                                  ======          ======        ========        ======
Year ended December 31, 1998:
  Allowance for doubtful accounts .........       $4,825          $4,183        $ (3,737)       $5,271
                                                  ======          ======        ========        ======
Six months ended June 30, 1999 (unaudited):
  Allowance for doubtful accounts .........       $5,271          $2,042        $ (1,012)       $6,301
                                                  ======          ======        ========        ======

[Map of southeastern United States,      LOCAL AND
showing local and long distance          LONG DISTANCE
switches and DLC sites]                  SWITCHES
                                         & DLC SITES

                                         [Key]

                                         Lucent 5ESS 2000 Local Switch

                                         (Existing)

                                         Lucent 5ESS 2000 Local Switch

                                         (Planned)

                                         ILEC Co-Locations/DLCs (Existing)

                                         ILEC Co-Locations/DLCs (Planned)

                                         Alcatel USA 600E Long Distance Switch




[Map of southeastern United States,      FRAME
showing frame relay and ATM sites]       RELAY
                                         & ATM
                                         SITES

                                         [Key]

                                         Ascent 9000 Frame Relay
                                         Switch (Existing)

                                         Ascend 9000 Frame Relay
                                         Switch (Planned)

                                         Ascend ATM Switch (Planned)

                                         OCn

                                         DS3

                                   [BTI LOGO]

              PART II. INFORMATION NOT REQUIRED IN THE PROSPECTUS


Item 13. Other Expenses of Issuance and Distribution.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the NASDAQ National Market listing fee.


      SEC registration fee .......................    $34,750
      NASD filing fee ............................     13,000
      NASDAQ National Market listing fee .........       *
      Printing and engraving expenses ............       *
      Legal fees and expenses ....................       *
      Accounting fees and expenses ...............       *
      Blue sky fees and expenses .................       *
      Transfer agent fees ........................       *
      Miscellaneous fees and expenses ............       *
                                                     --------
      Total ......................................    $
                                                     ========

--------
* To be completed by amendment.


Item 14. Indemnification of Officers and Directors.

     The Registrant's Articles of Incorporation and Bylaws include provisions to (1) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the fullest extent permitted by Section 55-8-30(e) of the North Carolina Business Corporation Act (the "Business Corporation Act"), and (2) require the Registrant to indemnify its directors and officers to the fullest extent permitted by Sections 55-8-50 through 55-8-58 of the Business Corporation Act, including circumstances in which indemnification is otherwise discretionary. Pursuant to Sections 55-8-51 and 55-8-57 of the Business Corporation Act, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Business Corporation Act. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions that the director believes to be contrary to the best interests of the Registrant or its shareholders, for any transaction from which the director deprived an improper personal benefit, for acts or omissions involving a reckless disregard for the director's duty to the Registrant or its shareholders when the director was aware or should have been aware of a risk of serious injury to the Registrant or its shareholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Registrant or its shareholders, for improper transactions between the director and the Registrant and for improper distributions to shareholders and loans to directors and officers. These provisions do not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     The Registrant's Bylaws require the Registrant to indemnify its directors and officers against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the Registrant and, with respect to any proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Registrant's Bylaws also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

     At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

     See Item 17 for a statement of the Registrant's undertaking as to the Commission's position respecting indemnification arising under the Securities Act.


Item 15. Recent Sales of Unregistered Securities.

     Since the Registrant's inception on August 19, 1997, the Registrant has issued and sold the following securities:

     1. In September 1997, the Registrant issued 100,000,000 shares to Peter T. Loftin in exchange for all of the issued and outstanding shares of Business Telecom Inc. The offering of these securities was deemed to be exempt from registration under Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

     2. In September 1997, the Registrant sold $250,000,000 in aggregate principal amount of 10 1/2% Senior Notes due 2007 to qualified institutional buyers. The Registrant relied upon Section 4(2) of 144A promulgated under the Securities Act for an exemption from registration for the sale of these securities. Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated were the initial purchasers and received a purchase price discount of 2.75%.

     3. The Registrant granted options to purchase an aggregate of 3,276,461 shares of Common Stock to 85 employees and three non-employee directors. The offering of these securities was deemed to be exempt from registration under
Section 4(2) of the Securities Act or Rule 701 promulgated thereunder as transactions by an issuer not involving a public offering.

Item 16. Exhibits and Financial Statement Schedules.

     (a) Exhibits.



 Exhibit No.                                                 Description
-------------   ----------------------------------------------------------------------------------------------------
  1.1           Underwriting Agreement (to be filed by amendment).
  2.1*          Agreement and Plan of Merger dated as of September 17, 1997, among Business Telecom, Inc.,
                BTI Telecom Corp., and BTI OpCo Inc.
  2.2*          Asset Purchase Agreement dated September 17, 1997, between FiberSouth, Inc. and Business
                Telecom, Inc.
  3.1           Articles of Incorporation of BTI Telecom Corp., as amended.
  3.2           Bylaws of BTI Telecom Corp., as amended.
  4.1*          Indenture dated as of September 22, 1997, among BTI Telecom Corp., Business Telecom, Inc.
                and First Trust of New York, National Association, as Trustee, relating to the 10 1/2% Senior Notes due 2007 of BTI Telecom Corp.
  4.2*          Registration Rights Agreement dated September 22, 1997, between BTI Telecom Corp. and
                Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

 Exhibit No.                                                Description
-------------   --------------------------------------------------------------------------------------------------
   4.3*         Pledge and Security Agreement dated as of September 22, 1997, from BTI Telecom Corp., as
                Pledgor, and Business Telecom, Inc., as Guarantor, to First Trust of New York, National
                Association, as Trustee.
   5.1          Opinion of Wyrick Robbins Yates & Ponton LLP (to be filed by amendment).
  10.1*         1994 Stock Plan.
  10.2          1997 Stock Plan, as amended.
  10.3*         Second Amended and Restated Loan Agreement dated September 22, 1997, between Business
                Telecom, Inc. and General Electric Capital Corporation and the other financial institutions party thereto from time to time as Lenders and General Electric Capital Corporation as Agent (the
                "GE Capital Agreement").
  10.4*         Future Advance Promissory Note, dated June 30, 1997, made by ComSouth Cable International,
                Inc. in favor of Business Telecom, Inc.
  10.5*         Subordinated Promissory Note, dated August 31, 1997, made by Business Telecom, Inc. in favor of Peter T. Loftin.
  10.6*         Employment Letter Agreement, dated March 20, 1997 and March 26, 1997, between FiberSouth,
                Inc. and H.A. (Butch) Charlton, as amended effective October 1, 1997.
  10.7*         Interconnection Agreement, dated November 5, 1997, between Business Telecom, Inc. and
                BellSouth Telecommunications, Inc.
  10.8*         Lease, dated May 13, 1994, between RBC Corporation and Business Telecom, Inc., as amended
                March 1, 1995, November 30, 1995 and May 15, 1997 (the "Lease").
  10.9*+        IRU Agreement dated October 31, 1997, between Qwest Communications Corporation and
                Business Telecom, Inc.
 10.10++        First and Second Amendments to the GE Capital Agreement.
 10.11++        Amendments Four, Five and Six to the Lease.
 10.12          First Amendment to IRU Agreement, entered into on April 19, 1999, between Qwest Communi-
                cations Corporation and Business Telecom, Inc.
 10.13          Commitment Letter and Summary of Indicative Terms and Conditions between Business Telecom,
                Inc. and Bank of America, dated July 16, 1999.
 10.14          Employee Stock Purchase Plan.
 10.15          Third Amendment to the GE Capital Agreement.
 10.16          Form of Executive Severance Agreement.
  21.1**        Subsidiaries of BTI Telecom Corp.
  23.1          Consent of Ernst & Young LLP.
  23.2          Consent of Wyrick Robbins Yates & Ponton LLP (contained in Exhibit 5.1).
  24.1          Power of Attorney (see page II-5).
  27.1          Financial Data Schedule

--------
* Filed as an exhibit to the Registration Statement on Form S-4 (File No. 333-41723).


** Filed as an exhibit to the Annual Report on Form 10-K for the year ended December 31, 1997.


+ Confidential treatment requested.


++ Filed as an exhibit to the Annual Report on Form 10-K for the year ended December 31, 1998.


     (b) Financial Statement Schedules.

      Schedule II - Valuation and Qualifying Accounts (see page F-19)

       All other financial statement schedules for which provision is made in Regulation S-X are omitted because they are not required under the related instructions, are inapplicable, or the required information is given in the financial statements, including the notes thereto and, therefore, have been omitted.

Item 17. Undertakings.

     (a) The undersigned registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense or any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
   (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereto.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North
Carolina, on this    day of    , 1999.


                                            BTI TELECOM CORP.


                                               /S/ PETER T. LOFTIN
                                            -----------------------------------

                                            Peter T. Loftin

                                            Chairman and Chief Executive
                                            Officer
                               ----------------
                               POWER OF ATTORNEY
     Each person whose signature appears below constitutes and appoints Peter
T. Loftin and
Brian K. Branson, and each of them, his true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any related Registration Statements filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



               Signature                             Capacity                  Date
---------------------------------------   ------------------------------   -----------
   /S/ PETER T. LOFTIN                    Chairman, Chief Executive            , 1999
  ---------------------------------
  Peter T. Loftin                         Officer and Director
                                          (Principal Executive Officer)
   /S/ BRIAN K. BRANSON                   Chief Financial Officer and          , 1999
  ---------------------------------
  Brian K. Branson                        Director (Principal Financial
                                          and Accounting Officer)
   /S/ R. MICHAEL NEWKIRK                 President, Chief Operating           , 1999
  ---------------------------------
  R. Michael Newkirk                      Officer and Director
   /S/ THOMAS F. DARDEN                   Director                             , 1999
  ---------------------------------
  Thomas F. Darden
   /S/ WILLIAM M. MOORE, JR.              Director                             , 1999
  ---------------------------------
  William M. Moore, Jr.
   /S/ PAUL J. RIZZO                      Director                             , 1999
  ---------------------------------
  Paul J. Rizzo